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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March, 2005
Commission File Number: 001-31561

WHEATON RIVER MINERALS LTD.

1560-200 Burrard Street
Vancouver, British-Columbia
V6C 3L6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHEATON RIVER MINERALS LTD.
March 16, 2005	By:	/s/ Peter Barnes Name: Peter Barnes Title: Chief Financial Officer

WHEATON RIVER MINERALS LTD.

NOTICE OF SPECIAL MEETING
AND
MANAGEMENT INFORMATION CIRCULAR

ARRANGEMENT INVOLVING
WHEATON RIVER MINERALS LTD.,
ITS SHAREHOLDERS,
GOLDCORP INC. AND
GOLDCORP ACQUISITION (WHEATON) LTD.

SPECIAL MEETING OF SHAREHOLDERS
OF WHEATON RIVER MINERALS LTD.
TO BE HELD ON APRIL 12, 2005

March 15, 2005

March 15, 2005

Dear Wheaton shareholder:

Second Step Acquisition

        As you are aware, on December 29, 2004 Goldcorp Inc. made an offer to purchase all of the common shares of Wheaton River Minerals Ltd. on the basis of 0.25 of a Goldcorp common share for each Wheaton common share. Goldcorp's offer expired on February 28, 2005. Under Goldcorp's offer, it acquired a total of 470,379,130 Wheaton common shares, representing approximately 82% of all outstanding Wheaton common shares.

        Under the acquisition agreement entered into between Wheaton and Goldcorp in connection with Goldcorp's offer, Goldcorp agreed to effect a second step acquisition transaction to acquire all Wheaton common shares not acquired under Goldcorp's offer.

        It is proposed that Goldcorp will acquire all Wheaton common shares not currently owned by it pursuant to a plan of arrangement under the Business Corporations Act (Ontario). Under the arrangement, Wheaton shareholders (other than Goldcorp) will receive the same consideration of 0.25 of a Goldcorp common share for each Wheaton common share as was offered under Goldcorp's offer.

        In order to become effective, the arrangement requires, among other things, approval by at least 66 2/3% of the votes cast by Wheaton shareholders at a special meeting. You are invited to attend the special meeting which will be held at 9:00 a.m. (Toronto time) on Tuesday, April 12, 2005 at the offices of Davies Ward Phillips & Vineberg LLP, 1 First Canadian Place, Suite 4400, Toronto, Ontario. Goldcorp has agreed to vote all Wheaton common shares held by it in favour of the arrangement. As a result, approval of the arrangement at the special meeting is assured based on the current number of outstanding Wheaton common shares.

        As part of the arrangement, each Wheaton warrant will be exchanged for one Goldcorp warrant to acquire 0.25 of a Goldcorp common share for an exercise price equal to the exercise price for one Wheaton common share under such Wheaton warrant and all Wheaton options will be exchanged for Goldcorp options to acquire Goldcorp common shares based on the number of Goldcorp common shares that an optionholder would have been entitled to receive under the arrangement had such holder exercised Wheaton options prior to the arrangement. Holders of Wheaton warrants and Wheaton options need not take any action to receive Goldcorp warrants and Goldcorp options under the arrangement.

        You are urged to carefully consider the information presented in the accompanying management information circular. Please consider seeking advice from your financial, tax and other professional advisors in the event you have any questions about the arrangement.

        Wheaton shareholders are requested to complete and return the enclosed form of proxy to ensure that your shares will be represented at the special meeting, whether or not you are personally able to attend. In addition, Wheaton shareholders must complete and return the enclosed letter of transmittal, together with the share certificates representing your Wheaton common shares, in order to receive certificates representing the Goldcorp common shares you will be entitled to pursuant to the arrangement. Envelopes have been provided for your convenience in returning the form of proxy, the letter of transmittal and the share certificates representing your Wheaton common shares.

        Kingsdale Shareholder Services has been retained by Wheaton as a proxy solicitation agent in connection with the special meeting. Any questions and requests by Wheaton shareholders for assistance relating to the special meeting may be directed to Kingsdale Shareholder Services toll-free at 1-866-749-5464.

Sincerely,

(Signed) Ian W. Telfer
Chairman and Chief Executive Officer

i

STATEMENT OF EXECUTIVE COMPENSATION	28
Summary Compensation Table	28
Stock Options	28
Aggregated Option Exercises During 2004 and Year-End Option Values	29
Employment Agreements	29
Luismin Pension Plan	30
Compensation of Directors	30
Directors' and Officers' Liability Insurance	31
Composition of the Compensation Committee	31
Report on Executive Compensation	31
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	33
PERFORMANCE GRAPH	34
AUDITORS, REGISTRAR AND TRANSFER AGENT	34
PRICE RANGES AND TRADING VOLUMES	35
Wheaton	35
Goldcorp	35
PREVIOUS PURCHASES AND SALES OF SECURITIES	36
DIVIDEND POLICY	36
DOCUMENTS INCORPORATED BY REFERENCE	36
DOCUMENTS RELATING TO THE GOLDCORP OFFER	38
AVAILABILITY OF DOCUMENTS INCORPORATED BY REFERENCE OR RELATING TO THE GOLDCORP OFFER	38
NO MATERIAL CHANGES	38
ADDITIONAL INFORMATION	38
LEGAL MATTERS	38
CONSENT OF DELOITTE & TOUCHE LLP	39
CONSENT OF KPMG LLP	39
DIRECTORS' APPROVAL	40
APPENDIX "A" — GLOSSARY	41
SCHEDULE A — ARRANGEMENT RESOLUTION	A-1
SCHEDULE B — ARRANGEMENT AGREEMENT	B-1
SCHEDULE C — PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF GOLDCORP	C-1
SCHEDULE D — INTERIM ORDER	D-1
SCHEDULE E — NOTICE OF APPLICATION FOR FINAL ORDER	E-1
SCHEDULE F — SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)	F-1
SCHEDULE G — MERRILL LYNCH FAIRNESS OPINION	G-1

WHEATON RIVER MINERALS LTD.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the shareholders of Wheaton River Minerals Ltd. ("Wheaton") will be held at the offices of Davies Ward Phillips & Vineberg LLP, 1 First Canadian Place, Suite 4400, Toronto, Ontario on Tuesday, April 12, 2005 at 9:00 a.m. (Toronto time) to transact the following matters:

1.
to consider and, if deemed advisable, to pass, with or without variation, a resolution (the "Arrangement Resolution") approving an arrangement (the "Arrangement") pursuant to section 182 of the Business Corporations Act (Ontario) involving Wheaton, its shareholders, Goldcorp Inc. and Goldcorp Acquisition (Wheaton) Ltd., as more particularly described in the accompanying management information circular; and

2.
to transact such further and other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

        The full text of the Arrangement Resolution and a copy of the arrangement agreement (the "Arrangement Agreement") dated March 14, 2005 between Goldcorp Inc., Goldcorp Acquisition ULC and Wheaton are attached as Schedules A and B, respectively, to the accompanying management information circular. A copy of the Plan of Arrangement implementing the Arrangement is attached as Exhibit A to the Arrangement Agreement.

        Only holders of common shares ("Common Shares") of Wheaton (collectively, the "Shareholders") at the close of business on March 7, 2005 (the "Record Date") will be entitled to vote in respect of the matters to be voted on at the Meeting or any adjournment(s) or postponement(s) thereof, except that a person who has acquired Common Shares subsequent to the Record Date will be entitled to vote such shares upon making a written request to that effect not later than 5:00 p.m. (Toronto time) on the day that is 10 days before the Meeting to the Director, Investor Relations of Wheaton at the offices of Wheaton, 200 Burrard Street, Suite 1560, Vancouver, British Columbia V6C 3L6 and establishing that such person owns such shares. A form of proxy for the Meeting has been enclosed herewith. Shareholders who are unable to attend the Meeting are kindly requested to specify on the enclosed form of proxy the manner in which the Common Shares represented thereby are to be voted and sign and return the same in the envelope provided.

        Common Shares represented by properly executed forms of proxy in favour of the persons designated in the enclosed form of proxy will be voted in accordance with the specifications made on any ballot that may be called. Common Shares will be VOTED FOR the approval of the Arrangement Resolution if no specification has been made in the form of proxy.

        The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in this Notice of Special Meeting of Shareholders and other matters that may properly come before the Meeting. Management is not aware of any amendments or variations to matters identified herein or any other matters that may be presented for action at the Meeting.

        To be used at the Meeting, a completed form of proxy must be deposited with CIBC Mellon Trust Company, 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia V6E 3X1 at any time up to 5:00 p.m. (Toronto time) on Friday, April 8, 2005, being the second business day preceding the date of the Meeting, or, if the Meeting is adjourned or postponed, not later than 5:00 p.m. (Toronto time) on the second day (excluding Saturdays, Sundays and holidays) preceding the date of any adjourned or postponed meeting.

DATED this 15th day of March, 2005.
Sincerely,
On behalf of the Board of Directors

(Signed) Ian W. Telfer
Chairman and Chief Executive Officer

NOTICE TO UNITED STATES SHAREHOLDERS

        This solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Accordingly, such solicitation is made in the United States with respect to securities of a Canadian foreign private issuer in accordance with Canadian corporate and securities laws and the management information circular attached hereto, including the Schedules attached thereto and the documents incorporated by reference therein (collectively, the "Circular"), has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders of Wheaton River Minerals Ltd. ("Wheaton") in the United States should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act.

        The common shares of Goldcorp Inc. ("Goldcorp") and the warrants and options to acquire common shares of Goldcorp being issued under the plan of arrangement described in the Circular are being issued in reliance on the exemption from the registration requirements of the United States Securities Act of 1933, (the "Securities Act") as amended, set forth in Section 3(a)(10) of the Securities Act on the basis of the approval of the Court as described under "The Arrangement — Conditions to and Required Approvals for the Arrangement".

        The historical financial information for Wheaton and Goldcorp and the pro forma financial information of Goldcorp included or incorporated by reference in the Circular are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

        Enforcement by shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that each of Wheaton and Goldcorp is organized under the laws of a jurisdiction other than the United States, that certain of the officers and directors of Wheaton and Goldcorp are residents of a country other than the United States, that some of the experts named in the Circular are residents of Canada and that a substantial portion of the assets of each of Wheaton and Goldcorp and such persons are located outside of the United States.

        Goldcorp's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and filed with appropriate regulatory authorities in Canada and the United States. Wheaton's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and filed with appropriate regulatory authorities in Canada and the United States.

        The unaudited pro forma consolidated financial statements of Goldcorp set out in Schedule C to the Circular have been presented in accordance with the requirements of paragraph 4.5 of National Instrument 44-101 and have been prepared in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated financial statements of Goldcorp have not been reconciled to United States generally accepted accounting principles and do not purport to be in compliance with Article 11 of Regulation S-X of the Rules and Regulations of the United States Securities and Exchange Commission (the "SEC").

CURRENCY AND FINANCIAL INFORMATION

        All dollar references in the Circular are in United States dollars, unless otherwise indicated. References to "C$" are to Canadian dollars. The following table sets forth, for each of the periods indicated, the exchange rate of one United States dollar into Canadian dollars at the end of each such period, the average exchange rate during each such period and the range of high and low rates for each such period.

	Year Ended December 31,
	2004	2003	2002	2001	2000
Rate at end of period(1)	1.2020	1.2923	1.5800	1.5925	1.4995
Average rate(2)	1.3015	1.4012	1.5706	1.5490	1.4855
High rate(1)	1.3957	1.5750	1.6128	1.6023	1.5600
Low rate(1)	1.1759	1.2923	1.5108	1.4933	1.4350

(1)
The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(2)
The average rate means the average of the exchange rates on the last day of each month during the period.

        On March 11, 2005, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 = C$1.2041.

FORWARD-LOOKING STATEMENTS

        Certain statements included in the Circular constitute "forward-looking statements". Such forward-looking statements, including, but not limited to, those with respect to the prices of gold, copper and silver, the timing and amount of estimated future production, costs of production, capital expenditures, reserves determination, costs and timing of the development of new deposits and permitting time lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Goldcorp or Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined and the future prices of gold, copper and silver. Although Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

        Many of these factors are beyond the control of Goldcorp, Wheaton and their respective subsidiaries. Consequently, all of the forward-looking statements made in the Circular are qualified by these cautionary statements and there can be no assurance that the expected results or developments will be realized.

INFORMATION CONCERNING GOLDCORP

        The information concerning Goldcorp contained in the Circular has been taken from, or is based upon, publicly available documents and records on file with the Canadian securities regulatory authorities, and other public sources. Although Wheaton has no knowledge that would indicate that any statements contained therein relating to Goldcorp taken from or based upon such documents, records and sources are untrue or incomplete, neither Wheaton, nor any of its officers or directors, assumes any responsibility for the accuracy or completeness of the information relating to Goldcorp taken from or based upon such documents, records and sources, or for any failure by Goldcorp to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Wheaton.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

        The Circular uses the terms "measured", "indicated" and "inferred" mineral resources. United States investors are advised that while such terms are recognized and required under Canadian securities legislation, the SEC does not recognize them. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

v

MANAGEMENT INFORMATION CIRCULAR

        Unless the context otherwise requires, terms not defined herein have the meanings set forth in the Glossary attached as Appendix "A" to this management information circular ("Circular"). Unless otherwise stated, the information contained in this Circular is given as at March 11, 2005.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

        On December 29, 2004, Goldcorp Inc. ("Goldcorp") and Goldcorp Acquisition ULC ("Goldcorp ULC") made an offer (the "Goldcorp Offer") to acquire all of the outstanding common shares (the "Common Shares") of Wheaton River Minerals Ltd. ("Wheaton") on the basis of 0.25 of a common share of Goldcorp ("Goldcorp Share") for each Common Share. As of March 3, 2005, Goldcorp and Goldcorp ULC had acquired 470,379,130 Common Shares, representing approximately 82% of all outstanding Common Shares, pursuant to the Goldcorp Offer.

        Pursuant to the acquisition agreement dated December 23, 2004 between Goldcorp and Wheaton (the "Acquisition Agreement"), Goldcorp and Wheaton agreed that following the acquisition of a minimum of 66 2/3% of the Common Shares by Goldcorp and Goldcorp ULC pursuant to the Goldcorp Offer, they would take all necessary steps to proceed with a subsequent acquisition transaction whereby Goldcorp would acquire all Common Shares not tendered to the Goldcorp Offer. In addition, Goldcorp stated in the Offer and Circular that it would use its reasonable best efforts to seek to cause a meeting of Shareholders to consider a statutory arrangement that would result in the acquisition by Goldcorp of all Common Shares not acquired under the Goldcorp Offer.

        On March 14, 2005, Wheaton, Goldcorp and Goldcorp ULC entered into an arrangement agreement (the "Arrangement Agreement") providing for the acquisition by Goldcorp of all Common Shares not acquired under the Goldcorp Offer by way of a plan of arrangement (the "Arrangement") pursuant to section 182 the Business Corporations Act (Ontario) (the "OBCA") involving Wheaton, the Shareholders, Goldcorp and Goldcorp Acquisition (Wheaton) Ltd. ("Goldcorp Subco"). See "The Arrangement". Under the Arrangement, Shareholders (other than Goldcorp and Dissenting Shareholders) will receive the same consideration of 0.25 of a Goldcorp Share for each Common Share as was offered under the Goldcorp Offer.

        The following sets out certain events leading to the acquisition of Common Shares by Goldcorp and Goldcorp ULC pursuant to the Goldcorp Offer:

  •
  On December 5, 2004, Wheaton and Goldcorp executed and announced a letter of intent for the acquisition of Wheaton by Goldcorp pursuant to a share-exchange take-over bid followed by a subsequent acquisition transaction on the basis of 0.25 of a Goldcorp Share for each Common Share.

  •
  On December 16, 2004, Glamis Gold Ltd. ("Glamis") announced its intention to make a take-over bid for Goldcorp on the basis of 0.89 of a Glamis common share for each Goldcorp Share.

  •
  On December 23, 2004, Wheaton and Goldcorp executed and announced the entering into of the Acquisition Agreement.

  •
  On December 29, 2004, Goldcorp mailed its offer and take-over bid circular (the "Offer and Circular") to the Shareholders providing for the Goldcorp Offer. Contemporaneously with the mailing of the Offer and Circular, Wheaton mailed its directors' circular in which the Board of Directors recommended that Shareholders accept the Goldcorp Offer. The recommendation of the Board of Directors was based, in part, upon the recommendation of a special committee (the "Special Committee") of the Board of Directors formed to consider the Goldcorp Offer. The Special Committee received an opinion from Merrill Lynch, Pierce, Fenner & Smith Incorporated that the consideration under the Goldcorp Offer was fair, from a financial point of view, to the Shareholders.

  •
  On January 7, 2005, Goldcorp mailed a management information circular and proxy statement to the shareholders of Goldcorp in connection with a meeting of Goldcorp shareholders (the "Goldcorp Meeting") called to consider a resolution approving the issuance of Goldcorp Shares pursuant to the Goldcorp Offer.

  •
  On January 7, 2005, Glamis commenced a take-over bid for Goldcorp on the basis of 0.89 of a Glamis common share for each Goldcorp Share (the "Glamis Offer").

  •
  On January 17, 2005, Glamis mailed a dissident proxy circular to the Goldcorp shareholders with respect to the Goldcorp Meeting.

  •
  On January 21, 2005, Goldcorp mailed a directors' circular and supplemental management information circular to the shareholders of Goldcorp in response to the Glamis Offer. For the reasons detailed in Goldcorp's directors' circular, the Board of Directors recommended that Goldcorp's shareholders reject the Glamis Offer.

  •
  On January 24, 2005, Goldcorp mailed a Notice of Extension to the Shareholders, notifying Shareholders that the expiry date of the Goldcorp Offer had been extended from February 3, 2005 to February 14, 2005.

  •
  On February 7, 2005, Glamis announced its intention to increase the consideration under the Glamis Offer from 0.89 to 0.92 of a common share of Glamis for each Goldcorp Share and extending the expiry date of the Glamis Offer from February 14, 2005 to February 24, 2005. Glamis filed with applicable securities regulatory authorities its revised offer to Goldcorp shareholders on February 8, 2005.

  •
  On February 8, 2005, Goldcorp announced that a special cash dividend of $0.50 per Goldcorp Share would be paid, subject to the successful completion of the Goldcorp Offer, to Goldcorp shareholders of record as of February 16, 2005. Wheaton consented to the payment of this dividend.

  •
  On February 10, 2005, Goldcorp shareholders voted in favour of the issuance of Goldcorp Shares to Shareholders pursuant to the Goldcorp Offer at the Goldcorp Meeting.

  •
  On February 10, 2005, Glamis announced that, because Goldcorp shareholders approved the issuance of Goldcorp Shares to Shareholders pursuant to the Goldcorp Offer, the conditions to the Glamis Offer could not be satisfied and, therefore, Glamis intended to allow the Glamis Offer to expire as scheduled on February 24, 2005 without taking up any Goldcorp Shares. On February 24, 2005, the Glamis Offer expired without Glamis taking up any Goldcorp Shares.

  •
  On February 14, 2005, contemporaneously with the taking up of the Common Shares by Goldcorp and Goldcorp ULC, the Goldcorp Offer was extended by a Notice of Extension and Subsequent Offering Period.

  •
  On February 17, 2005, Goldcorp and Goldcorp ULC paid for 403,165,952 Common Shares deposited pursuant to the Goldcorp Offer, representing approximately 70% of the outstanding Common Shares. Between February 17, 2005 and March 10, 2005, Goldcorp and Goldcorp ULC took up and paid for an additional 67,213,178 Common Shares, which brought the aggregate holdings of Goldcorp and Goldcorp ULC to 470,379,130 Common Shares, representing approximately 82% of the outstanding Common Shares.

  •
  On February 28, 2005, Goldcorp paid the special dividend declared on February 8, 2005 to Goldcorp shareholders of record on February 16, 2005. The special dividend was not paid to holders of Common Shares who tendered their Common Shares to the Goldcorp Offer. On the same day, the Goldcorp Offer expired.

        In addition, during 2004 Wheaton and IAMGold Corporation entered into an arrangement agreement proposing the acquisition of Wheaton by IAMGold Corporation and Wheaton was subject to an unsolicited take-over bid from Coeur d'Alene Mines Corporation. The details of such proposals are set out in the directors' circular of Wheaton dated December 29, 2004 in respect of the Goldcorp Offer (the "Wheaton Directors Circular") under the heading "Background to the Goldcorp Offer" (which section of the Wheaton Directors Circular is incorporated by reference herein).

RECOMMENDATION OF THE BOARD OF DIRECTORS

        After considering the terms of the Arrangement, together with the matters summarized below, the Board of Directors unanimously determined on March 14, 2005 that the Arrangement is fair to Shareholders (excluding Goldcorp and its affiliates and associates) and is in the best interests of Wheaton. The Board of Directors unanimously recommends that Shareholders VOTE IN FAVOUR of the Arrangement Resolution.

        In making its determination and recommendation, the Board of Directors considered a number of factors, including:

  •
  The reasons for the combination of Goldcorp and Wheaton referred to in the Wheaton Directors Circular under the heading "Recommendation of the Special Committee to the Board of Directors" (which section of the Wheaton Directors Circular is incorporated by reference herein). Such reasons assumed that Goldcorp would acquire all of the Common Shares not acquired by it under the Goldcorp Offer in a subsequent acquisition transaction.

  •
  The consideration that Shareholders (other than Goldcorp and Dissenting Shareholders) will receive for each Common Share pursuant to the Arrangement is identical to the consideration per Common Share that was received by Shareholders under the Goldcorp Offer.

  •
  In connection with the Goldcorp Offer, Merrill, Lynch, Pierce, Fenner & Smith Incorporated provided to the Board of Directors an opinion that, as of February 7, 2005 and subject to the assumptions and qualifications contained therein, the share exchange ratio under the Goldcorp Offer is fair, from a financial point of view, to the Shareholders (the "Fairness Opinion"). The Fairness Opinion assumed that Goldcorp would acquire all of the Common Shares not acquired by it under the Goldcorp Offer in a subsequent acquisition transaction. A copy of the Fairness Opinion is attached to this Circular as Schedule G.

  •
  The Arrangement would allow Goldcorp to acquire all Common Shares not acquired by it under the Goldcorp Offer. This would facilitate the realization of the synergies contemplated by the combination of Goldcorp and Wheaton, including the reduction of public company costs.

  •
  The reduced liquidity of the Common Shares as a result of the acquisition of approximately 82% of the Common Shares by Goldcorp and Goldcorp ULC pursuant to the Goldcorp Offer and the significantly greater liquidity of the Goldcorp Shares.

  •
  The Arrangement has been structured in a manner such that the consideration under the Arrangement should be received on a tax-deferred "rollover" basis for Canadian and U.S. federal income tax purposes by Canadian and U.S. Shareholders and holders of Wheaton Warrants. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

  •
  Goldcorp and Wheaton agreed in the Acquisition Agreement that upon satisfaction of the minimum tender condition of the Goldcorp Offer, they would take all necessary steps to proceed with a subsequent acquisition transaction so that Goldcorp may acquire all Common Shares not acquired by Goldcorp under the Goldcorp Offer.

        The foregoing summary of the factors considered by the Board of Directors is not intended to be exhaustive of all of the factors considered by the Board of Directors in reaching its conclusions and making its recommendation. The members of the Board of Directors evaluated the various factors summarized above in light of their own knowledge of the business, financial condition and prospects of Wheaton and Goldcorp and based upon the advice of its advisors. In view of the numerous factors considered in connection with their evaluation of the Arrangement, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusions and recommendation. In addition, individual members of the Board of Directors may have given different weight to different factors.

        The process followed by the Board of Directors and the special committee to the Board of Directors in approving the Acquisition Agreement and recommending that Shareholders accept the Goldcorp Offer is set out in the Wheaton Directors Circular under the headings "Background to the Goldcorp Offer" and "Recommendation of the Board of Directors" (which sections of the Wheaton Directors Circular are incorporated by reference herein).

THE ARRANGEMENT

        The Arrangement effects a series of transactions as a result of which Goldcorp will acquire all of the Common Shares that it does not own for consideration of 0.25 of a Goldcorp Share per Common Share (except for Common Shares held by Dissenting Shareholders). The terms of the Arrangement are set out in the Arrangement Agreement, which is attached as Schedule B to this Circular, and the Plan of Arrangement, which is attached as Exhibit A to the Arrangement Agreement. The following summary of the Arrangement and the Arrangement Agreement is qualified in its entirety by the full text of the Arrangement Agreement and the Plan of Arrangement, which Shareholders are urged to read in full.

Pre-Arrangement Steps

        Prior to the Arrangement, Goldcorp ULC will be wound up and, on or prior to the winding-up, all of its assets will be transferred to Goldcorp and Goldcorp will assume all of the liabilities of Goldcorp ULC. As a result, all Common Shares held by Goldcorp ULC will be transferred to Goldcorp.

Conditions to and Required Approvals for the Arrangement

Conditions under the Arrangement Agreement

        The obligations of Wheaton and Goldcorp to complete the Arrangement are subject to the fulfilment of the following conditions:

  (a)
  the winding-up of Goldcorp ULC shall have been completed;

  (b)
  the Arrangement Resolution shall have been approved by the vote of Shareholders at the Meeting required pursuant to the Interim Order;

  (c)
  there shall not be in force any order or decree of a court or other tribunal of competent jurisdiction restraining or enjoining the consummation of the Arrangement;

  (d)
  all consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, required or necessary for the completion of the Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, and none of such consents, orders, regulations or approvals shall contain terms or conditions that are unsatisfactory or unacceptable to Goldcorp or Wheaton, acting reasonably;

  (e)
  the Interim Order shall have been granted in form and substance satisfactory to Goldcorp and Wheaton, acting reasonably;

  (f)
  the Final Order shall have been granted in form and substance satisfactory to Goldcorp and Wheaton, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise; and

  (g)
  the number of Common Shares held by Shareholders that have validly exercised their dissent rights in respect of the Arrangement shall not exceed 5% of the number of Common Shares outstanding on March 14, 2005.

        The foregoing conditions are for the benefit of each of Wheaton and Goldcorp and may be waived, in whole or in part, by either of Wheaton or Goldcorp. If any of the foregoing conditions are not satisfied or waived on or before June 28, 2005, or such other date as may be agreed, then Wheaton or Goldcorp may terminate the Arrangement Agreement.

Shareholder Approval

        The Interim Order requires the approval of the Arrangement Resolution by at least 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting. Goldcorp and Goldcorp ULC currently own 470,379,130 Common Shares, representing approximately 82% of the outstanding Common Shares. Goldcorp and Goldcorp ULC have agreed in the Arrangement Agreement to vote all Common Shares held by them (including, in the case of Goldcorp, Common Shares it acquires on the winding-up of

Goldcorp ULC) for the approval of the Arrangement Resolution. Therefore, the approval of the Arrangement Resolution by the Shareholders is assured based on the number of Common Shares currently outstanding.

Court Approval

        An arrangement of a corporation under the OBCA requires Court approval. Prior to the mailing of this Circular, Wheaton obtained the Interim Order authorizing Wheaton to call, hold and conduct the Meeting in accordance with the Notice of Special Meeting, the OBCA and the Interim Order and, in that connection, to submit the Arrangement to the Meeting and to seek approval thereof from the Shareholders in the manner set forth in the Interim Order. A copy of the Interim Order is attached to this Circular as Schedule D.

        Subject to the requisite approval of the Arrangement Resolution, the hearing in respect of the Final Order is scheduled to take place on April 14, 2005 at 10:00 a.m. (Toronto time) in the Court at 393 University Avenue, Toronto, Ontario, or as soon thereafter as is reasonably practicable. At the hearing, any Shareholder or other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court a notice in accordance with the Ontario Rules of Civil Procedure, serving such notice setting out the basis for opposition and a copy of the materials to be used to oppose the application upon the solicitors of Wheaton and Goldcorp and upon all other parties who have filed a notice of appearance before 5:00 p.m. (Toronto time) on April 8, 2005 or such shorter time as the Court, by order, may allow. At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Notice of Application for the Final Order is attached to this Circular as Schedule E.

Plan of Arrangement

        Assuming the Final Order is granted, and that the other conditions set forth in the Arrangement Agreement are satisfied or waived, then articles of arrangement will be filed with the Director appointed pursuant to the OBCA to give effect to the Arrangement. Upon filing of such articles of arrangement, pursuant to the Plan of Arrangement, at the commencement of the day (the "Effective Time") shown on the certificate of arrangement issued under the OBCA giving effect to the Arrangement (the "Effective Date"), the following will occur and will be deemed to have occurred in the following order without any further act or formality:

  (a)
  Wheaton and Goldcorp Subco will be amalgamated and continue as one company under the OBCA and the following provisions will apply to Amalgamated Wheaton:

  (i)
  the name of Amalgamated Wheaton will be "Wheaton River Minerals Ltd." and the registered office of Amalgamated Wheaton will be located at 145 King Street West, Suite 2700, Toronto, Ontario M5H 1J8;

  (ii)
  the authorized capital of Amalgamated Wheaton will be an unlimited number of common shares with the rights, privileges, restrictions and conditions described in Schedule A to the Plan of Arrangement;

  (iii)
  there will be no restrictions on the business which Amalgamated Wheaton is authorized to carry on or the powers which Amalgamated Wheaton may exercise;

  (iv)
  the board of directors of Amalgamated Wheaton will, until otherwise changed in accordance with the OBCA, consist of a minimum of one and a maximum of 10 directors. The number of directors of Amalgamated Wheaton will initially be three. The first directors of Amalgamated Wheaton will be the persons whose names and municipality of residence appear below:

Name	Municipality of Residence
Ian W. Telfer	West Vancouver, British Columbia
Peter Barnes	North Vancouver, British Columbia
R. Gregory Laing	Oakville, Ontario

      and such directors will hold office until the next annual meeting of shareholders of Amalgamated Wheaton or until their successors are elected or appointed; and

    (v)
    the by-laws of Amalgamated Wheaton, until repealed, amended or altered, will be the by-laws of Goldcorp Subco in effect prior to the Effective Time. A copy of the by-laws of Amalgamated Wheaton will be available for inspection at the registered office of Amalgamated Wheaton;

  (b)
  on the amalgamation referred to in paragraph (a) above:

  (i)
  each issued and outstanding Common Share held by Shareholders (other than Dissenting Shareholders and Goldcorp) will be cancelled and, subject to rounding for fractional shares, each Shareholder (other than Dissenting Shareholders and Goldcorp) will be issued by Goldcorp 0.25 of a Goldcorp Share for each of such holder's Common Shares so cancelled;

  (ii)
  each issued and outstanding Common Share held by Goldcorp will be exchanged for one common share of Amalgamated Wheaton;

  (iii)
  each issued and outstanding common share of Goldcorp Subco will be exchanged for one common share of Amalgamated Wheaton;

  (iv)
  all of the issued and outstanding Wheaton Series A Warrants will be cancelled and each holder thereof will be issued by Goldcorp one Goldcorp Series A Warrant for each of such holder's Wheaton Series A Warrants so cancelled;

  (v)
  all of the issued and outstanding Wheaton Series B Warrants will be cancelled and each holder thereof will be issued by Goldcorp one Goldcorp Series B Warrant for each of such holder's Wheaton Series B Warrants so cancelled;

  (vi)
  all of the issued and outstanding Wheaton Share Purchase Warrants will be cancelled and each holder thereof will be issued by Goldcorp one Goldcorp Share Purchase Warrant for each of such holder's Wheaton Share Purchase Warrants so cancelled; and

  (vii)
  all of the issued and outstanding Wheaton Options will be cancelled and each holder thereof will be issued by Goldcorp a Goldcorp Option to acquire that number of Goldcorp Shares equal to the number of Common Shares to which such holder was entitled to receive upon the exercise of such holder's Wheaton Option multiplied by 0.25 (rounded down to the nearest whole number) at an exercise price per Goldcorp Share equal to the exercise price per Common Share pursuant to such holder's Wheaton Option multiplied by four, for each of such holder's Wheaton Options so cancelled;

  (c)
  in consideration for Goldcorp issuing Goldcorp Shares to Shareholders (other than Dissenting Shareholders and Goldcorp) pursuant to paragraph (b)(i) above, Amalgamated Wheaton will issue to Goldcorp that number of common shares of Amalgamated Wheaton equal to 25% of the number of Goldcorp Shares issued to Shareholders pursuant to paragraph (b)(i) above;

  (d)
  in consideration for Goldcorp issuing Goldcorp Series A Warrants to holders of Wheaton Series A Warrants pursuant to paragraph (b)(iv) above, Amalgamated Wheaton will issue to Goldcorp that number of common shares of Amalgamated Wheaton equal to the number of Wheaton Series A Warrants cancelled pursuant to paragraph (b)(iv) above;

  (e)
  in consideration for Goldcorp issuing Goldcorp Series B Warrants to holders of Wheaton Series B Warrants pursuant to paragraph (b)(v) above, Amalgamated Wheaton will issue to Goldcorp that number of common shares of Amalgamated Wheaton equal to the number of Wheaton Series B Warrants cancelled pursuant to paragraph (b)(v) above;

  (f)
  in consideration for Goldcorp issuing Goldcorp Share Purchase Warrants to holders of Wheaton Share Purchase Warrants pursuant to paragraph (b)(vi) above, Amalgamated Wheaton will issue to Goldcorp that number of common shares of Amalgamated Wheaton equal to the number of Wheaton Share Purchase Warrants cancelled pursuant to paragraph (b)(vi) above;

  (g)
  in consideration for Goldcorp issuing Goldcorp Options to holders of Wheaton Options pursuant to paragraph (b)(vii) above, Amalgamated Wheaton will issue to Goldcorp that number of common shares of Amalgamated Wheaton equal to the number of Common Shares that could be purchased if all the Wheaton Options cancelled pursuant to paragraph (b)(vii) above were exercised instead of cancelled;

  (h)
  each Shareholder who is entitled to receive under the Arrangement Goldcorp Shares will be removed from the register of holders of Common Shares and, subject to the submission of a Letter of Transmittal accompanied by the relevant certificates formerly representing Common Shares, added to the register of holders of Goldcorp Shares;

  (i)
  each holder of Wheaton Series A Warrants who is entitled to receive under the Arrangement Goldcorp Series A Warrants will be removed from the register of holders of Wheaton Series A Warrants and added to the register of holders of Goldcorp Series A Warrants;

  (j)
  each holder of Wheaton Series B Warrants who is entitled to receive under the Arrangement Goldcorp Series B Warrants will be removed from the register of holders of Wheaton Series B Warrants and added to the register of holders of Goldcorp Series B Warrants;

  (k)
  each holder of Wheaton Share Purchase Warrants who is entitled to receive under the Arrangement Goldcorp Share Purchase Warrants will be removed from the register of holders of Wheaton Share Purchase Warrants and added to the register of holders of Goldcorp Share Purchase Warrants; and

  (l)
  a voluntary winding-up of Amalgamated Wheaton into Goldcorp shall commence pursuant to section 197 of the OBCA, with such winding-up to be implemented in accordance with sections 193 to 205 of the OBCA and, in furtherance thereof, Amalgamated Wheaton and Goldcorp will enter into a general conveyance and assumption of liabilities agreement.

        No fractional Goldcorp Shares will be issued pursuant to the Plan of Arrangement. Any fractional number of Goldcorp Shares equal to or greater than 0.5 will be rounded up to the nearest whole number and less than 0.5 will be rounded down to the nearest whole number.

Exchange of Share Certificates and Dividends

        After the Effective Date, each former holder of Common Shares (other than Dissenting Shareholders and Goldcorp) will be entitled to receive Goldcorp Shares, upon receipt by the Depositary of a duly completed and executed Letter of Transmittal enclosed with this Circular accompanied by the certificates evidencing the Common Shares held by such Shareholder. The Depositary will deliver to such Shareholder (i) a certificate representing the number of Goldcorp Shares which such holder has the right to receive pursuant to the Plan of Arrangement and (ii) any dividends or other distributions declared or made with respect to such Goldcorp Shares with a record date on or after the Effective Date and which have been paid by Goldcorp. The certificate which immediately prior to the Effective Time represented such Common Shares will be cancelled. Until surrendered, each certificate which immediately prior to the Effective Time represented Common Shares will be deemed at and after the Effective Time to represent only the right to receive on its surrender (i) a certificate representing the Goldcorp Shares to which its holder is entitled pursuant to the Plan of Arrangement and (ii) any dividends or other distributions declared or made with respect to such Goldcorp Shares with a record date on or after the Effective Date.

        Prior to the time of surrender of any certificate which immediately prior to the Effective Time represented Common Shares, any dividends or other distributions declared or made with respect to Goldcorp Shares with a record date on or after the Effective Date which the holder of such certificate is entitled to receive, will be made or paid to the Depositary to be held by it in trust for such holder. All monies so held in trust by the Depositary will be deposited in an interest-bearing account and any interest earned on such funds will be for the account of Goldcorp.

        Details of the procedures for the submission of Letters of Transmittal to the Depositary, accompanied by certificates evidencing Common Shares, are set out in the Letter of Transmittal accompanying this Circular. Shareholders who have not received a Letter of Transmittal should contact the Depositary. Each Shareholder must submit a properly completed and signed Letter of Transmittal, accompanied by certificates evidencing its

Common Shares, in order to receive certificates evidencing the Goldcorp Shares to which it is entitled pursuant to the Arrangement. Any use of the mail to transmit share certificates and Letters of Transmittal is at the risk of the Shareholder. If such documents are to be mailed, it is recommended that registered mail, properly insured, be used with acknowledgment of receipt requested.

Certificates Not Surrendered

        Any certificate or certificates which immediately prior to the Effective Time represented Common Shares that were cancelled pursuant to the Arrangement but which have not been surrendered, together with a Letter of Transmittal, to the Depositary on or prior to the fifth anniversary of the Effective Date will, subject to applicable law, cease to represent a claim or interest of any kind or nature as a shareholder of Wheaton, Amalgamated Wheaton or Goldcorp. On such date, the Goldcorp Shares to which the former holder of the certificate or certificates referred to in the preceding sentence was ultimately entitled will be deemed to have been surrendered to Goldcorp, together with all entitlements to dividends, distributions and interests thereon held for such holder.

Effective Date of the Arrangement

        If the Meeting is held on April 12, 2005, as scheduled, and not adjourned or postponed, and provided that all other conditions precedent to the Arrangement, other than the obtaining of the Final Order, have been satisfied, Wheaton intends to apply to the Court for the Final Order permitting the Arrangement to be effected on April 14, 2005. It is not possible to specify exactly when the Effective Date of the Arrangement will occur, although Wheaton currently anticipates that the Effective Date will be April 15, 2005.

        The Effective Date could be delayed for a number of reasons, including an objection before the Court at its hearing of the motion for the Final Order. As soon as the Effective Date has been determined, it will be publicized through the issuance of a press release by Goldcorp.

Treatment of Wheaton Warrants and Wheaton Options

Wheaton Warrants

        As at March 11, 2005, there were 56,282,637 Wheaton Series A Warrants, 64,136,974 Wheaton Series B Warrants and 54,359,322 Wheaton Share Purchase Warrants outstanding.

        Pursuant to the existing terms of the Wheaton Warrant Indentures, upon the exercise of any Wheaton Warrants after the implementation of an arrangement or an amalgamation involving Wheaton, each holder of Wheaton Warrants is entitled to receive, in lieu of the number of Common Shares otherwise issuable upon such exercise, that number of shares or any other consideration paid in such arrangement or amalgamation which such holder would have been entitled to receive as a result of such arrangement or amalgamation, if such holder had been the registered holder of the number of Common Shares to which such holder was entitled upon such exercise immediately prior to the effective time of such arrangement or amalgamation.

        While the above result is provided for under the Wheaton Warrant Indentures, the Board of Directors, upon the advice of its advisors, determined to include the cancellation of Wheaton Warrants and the issuance of Goldcorp Warrants in consideration for such cancellation in the Plan of Arrangement on terms economically equivalent to the result arising under the existing terms of the Wheaton Warrant Indentures to ensure that the holders of Wheaton Warrants do not have a taxable disposition of such warrants for Canadian federal income tax purposes. See "Certain Canadian Federal Income Tax Considerations".

        The Plan of Arrangement provides that all of the Wheaton Warrants will be cancelled and each holder thereof will be issued by Goldcorp one Goldcorp Warrant entitling the holder thereof to purchase 0.25 of a Goldcorp Share (at an exercise price per 0.25 of a Goldcorp Share equal to the exercise price per Common Share under the relevant Wheaton Warrant) for each of such holder's Wheaton Warrants so cancelled. However, Goldcorp Warrants may only be exercised for whole Goldcorp Shares.

        Goldcorp has applied to list all classes of the Goldcorp Warrants on the TSX and to reserve for listing on the TSX and the NYSE the Goldcorp Shares issuable upon exercise of the Goldcorp Warrants. Goldcorp intends to apply to list the Goldcorp Share Purchase Warrants and the Goldcorp Series A Warrants on the NYSE. The Goldcorp Series B Warrants issued upon cancellation of the outstanding Wheaton Series B Warrants will constitute "restricted" securities under the Securities Act to the same extent that such outstanding Wheaton Series B Warrants constitute "restricted" securities.

        Holders of Wheaton Warrants are not required to deposit their Wheaton Warrant certificates to take advantage of the treatment of the Wheaton Warrants pursuant to the Plan of Arrangement. After the Effective Time, certificates formerly representing Wheaton Warrants will be deemed to represent Goldcorp Warrants on the basis provided for in the Plan of Arrangement, provided that upon any transfer of certificates formerly representing Wheaton Warrants after the Effective Time, Goldcorp will issue a new certificate representing the relevant Goldcorp Warrants and such certificate formerly representing Wheaton Warrants will be deemed to be cancelled.

Wheaton Options

        As at March 11, 2005, Wheaton Options to purchase an aggregate of 20,272,498 Common Shares were outstanding.

        All Wheaton Options are currently exercisable pursuant to their terms and the Wheaton Share Option Plans. The Wheaton Share Option Plans provide that in the event of, among other things, an exchange of Common Shares, the Wheaton Board of Directors may make such provision for the protection of the rights of the participants in the Wheaton Share Option Plans as the Board of Directors, in its discretion, deems appropriate. The determination of the Board of Directors as to any adjustment, or as to there being no need for adjustment, will be final and binding on all parties. The Arrangement constitutes an event entitling the Board of Directors to make such provision.

        The Plan of Arrangement provides that all of the Wheaton Options will be cancelled and each holder thereof will be issued by Goldcorp a Goldcorp Option to acquire such number of Goldcorp Shares equal to the number of Common Shares to which such holder was entitled to receive upon the exercise of such holder's Wheaton Option multiplied by 0.25 (rounded down to the nearest whole number) at an exercise price per Goldcorp Share equal to the exercise price per Common Share pursuant to such holder's Wheaton Option multiplied by four, for each of such holder's Wheaton Options so cancelled.

Dissent Rights

        A registered Shareholder is entitled to dissent under the Plan of Arrangement and to be paid the fair value of such Shareholder's Common Shares if such Shareholder duly objects to the Arrangement Resolution and the Arrangement becomes effective. The Plan of Arrangement provides for dissent rights that are substantially similar to those provided for under section 185 of the OBCA. The following summary is otherwise qualified in its entirety by the Plan of Arrangement and the provisions of section 185 of the OBCA, the text of which is set forth as Schedule F to this Circular.

        In addition to any other right that a Dissenting Shareholder may have, a Dissenting Shareholder who complies with the dissent procedures of the Plan of Arrangement and the Interim Order is entitled, when the Arrangement becomes effective, to require Wheaton to pay such Shareholder the fair value of such Shareholder's Common Shares, determined as of the close of business on the date before the Arrangement Resolution is adopted. A registered Shareholder wishing to exercise such right must ensure that the Executive Vice President and Chief Financial Officer of Wheaton, at 200 Burrard Street, Suite 1560, Vancouver, British Columbia V6C 3L6 (fax: (604) 696-3001), shall have received from such Dissenting Shareholder prior to 5:00 p.m. (Toronto time) on the last business day preceding the Meeting, a Notice of Dissent to the Arrangement Resolution with respect to all the Common Shares held by such Shareholder.

        The Arrangement Agreement provides that it is a condition to the completion of the Arrangement for the benefit of Wheaton and Goldcorp that dissent rights shall not have been exercised by Shareholders holding more than 5% of the number of Common Shares outstanding on March 14, 2005. If Shareholders holding in excess of this number of Common Shares exercise their dissent rights, unless the condition is waived, the Arrangement will not occur.

        Section 185 of the OBCA provides that a shareholder may only make a claim under the section with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of the provision is that a holder of Common Shares may only exercise the right to dissent under section 185 in respect of Common Shares which are registered in that holder's name. In many cases, shares beneficially owned by a person are registered in the name of an intermediary or a clearing agency. Accordingly, a non-registered Shareholder will not be entitled to exercise the right to dissent under section 185 directly (unless the Common Shares are re-registered in the non-registered Shareholder's name). A non-registered Shareholder who wishes to exercise the right of dissent should immediately contact the intermediary with whom the non-registered Shareholder deals with in respect of his or her Common Shares and either (i) instruct the intermediary to exercise the right to dissent on the non-registered Shareholder's behalf (which, if the Common Shares are registered in the name of a clearing agency, would require that the Common Shares first be re-registered in the name of the intermediary), or (ii) instruct the intermediary to re-register the Common Shares in the name of the non-registered Shareholder, in which case the non-registered Shareholder would have to exercise the right to dissent directly.

        The filing of a Notice of Dissent does not deprive a Shareholder of the right to vote at the Meeting; however the OBCA provides, in effect, that a Shareholder who has submitted a Notice of Dissent and who votes in favour of the Arrangement Resolution will be deprived of further rights under section 185 of the OBCA. The OBCA does not provide, and Wheaton will not assume, that a vote against the Arrangement Resolution or an abstention constitutes a Notice of Dissent, but a Shareholder need not vote his or her Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Notice of Dissent. However, any proxy granted by a Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Common Shares in favour of the Arrangement Resolution and thereby causing the Shareholder to forfeit his or her right to dissent.

        Within 10 days of the Shareholders adopting the Arrangement Resolution, Wheaton is required to notify each Dissenting Shareholder in writing that the Arrangement Resolution has been adopted, unless the Dissenting Shareholder voted in favour of the Arrangement Resolution or has withdrawn such Shareholder's Notice of Dissent. That notice must set out the rights of the Dissenting Shareholder and the procedures to be followed to exercise those rights. A Dissenting Shareholder shall, within 20 days after such Shareholder receives notice of the adoption of the Arrangement Resolution, or if such Shareholder does not receive such notice, within 20 days after such Shareholder learns that the Arrangement Resolution has been adopted, send to Wheaton a written notice (the "Demand for Payment") containing such Shareholder's name and address, the number of Common Shares in respect of which such Shareholder dissents and a Demand for Payment of the fair value of the Common Shares held by such Shareholder. Within 30 days of the sending of such Shareholder's Demand for Payment, the Dissenting Shareholder must send the certificates representing the Common Shares in respect of which such Shareholder dissents to Wheaton or Wheaton's transfer agent. Wheaton or its transfer agent will endorse thereon notice that the Shareholder is a Dissenting Shareholder and will then return the share certificates to the Dissenting Shareholder. After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Shareholder other than the right to be paid the fair value of the Common Shares held by such Shareholder, except where (i) the Dissenting Shareholder withdraws such Shareholder's Demand for Payment before Wheaton makes an offer to the Dissenting Shareholder in accordance with the OBCA; (ii) Wheaton fails to make an offer as hereinafter described and the Dissenting Shareholder withdraws such Shareholder's Demand for Payment; or (iii) the Arrangement Agreement is terminated; in which case such Shareholder's rights as a Shareholder are reinstated as of the date such Shareholder sent the Demand for Payment. Not later than seven days after the later of the Effective Date and the day Wheaton receives a Demand for Payment, Wheaton is required to send to each Dissenting Shareholder who has sent a Demand for Payment, an offer to pay for the Common Shares of the Dissenting Shareholder in an amount considered by the Board of Directors to be the fair value thereof, accompanied by a statement showing how the fair value was determined, or, if applicable, a notification that Wheaton is unable lawfully to pay Dissenting Shareholders for their Common Shares.

        Every offer to pay for Common Shares held by Dissenting Shareholders must be on the same terms and is to be paid by Wheaton within 10 days of the acceptance, but an offer to pay lapses if Wheaton has not received an acceptance thereof within 30 days of making the offer to pay. If an offer to pay is not made by Wheaton or if a Dissenting Shareholder does not accept an offer to pay, Wheaton may within 50 days after the Effective Date, or within such further period as the Court may allow, apply to the Court to fix a fair value for the Common Shares of any Dissenting Shareholder. At the present time, Wheaton does not intend to apply to the Court to fix a fair value for the Common Shares. If Wheaton fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow.

        Before making an application to the Court, or not later than seven days after receiving notice of an application to the Court by a Dissenting Shareholder, as the case may be, Wheaton shall give to each Dissenting Shareholder who, at the date upon which the notice is given (a) has sent to Wheaton a Demand for Payment and (b) has not accepted the offer to pay made by Wheaton, notice of the date, place and consequences of the application and of such Shareholder's right to appear and be heard in person or by counsel. A similar notice shall be given to each Dissenting Shareholder who, after the date of such first mentioned notice and before the termination of the proceedings commenced by the application, satisfies the conditions in (a) and (b) above within three days after such Shareholder satisfies such conditions. All Dissenting Shareholders who satisfy the conditions in (a) and (b) above shall be deemed to be joined in the application on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and such Shareholders are bound by the decision rendered by the Court in the proceedings commenced by the application. Upon an application to the Court, the Court may determine whether any other person is a Dissenting Shareholder who should be joined as a party and the Court is to fix a fair value for the Common Shares of all Dissenting Shareholders.

        A Shareholder who dissents but elects to receive the fair value of such Shareholder's Common Shares and does not accept the offer to pay made by Wheaton, or if the offer to pay lapses and Wheaton has not received an acceptance thereof, will be bound to accept the amount determined by the Court to be the fair value of the Common Shares even if such amount is lower than the amount offered by Wheaton.

        The above is only a summary of the dissent rights granted in the Plan of Arrangement and the Interim Order, which are technical and complex. It is suggested that any Shareholders wishing to avail themselves of their rights under those provisions seek their own legal advice, as failure to comply strictly with the provisions of the Plan of Arrangement, the Interim Order and the OBCA may prejudice their right of dissent.

        Common Shares held by a Dissenting Shareholder will not be acquired by Wheaton on the Effective Date. Notwithstanding the above, Dissenting Shareholders who duly exercise dissent rights and who are ultimately entitled to be paid fair value for their Common Shares shall be deemed to have transferred their Common Shares without any further authorization, act or formality and free and clear of all liens, charges, claims and encumbrances, to Wheaton in consideration of a payment equal to such fair value, contemporaneously with the first step of the Arrangement described above under "- Plan of Arrangement". Shareholders who exercise, or purport to exercise, dissent rights, and who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Common Shares, will be deemed to have participated in the Arrangement on the same basis as any non-dissenting Shareholder as at and from the Effective Time.

Expenses of the Arrangement

        All fees and expenses incurred by Wheaton in connection with the Arrangement, including, without limitation, financial advisors' fees, filing fees, legal and accounting fees and printing and mailing costs will be paid for by Goldcorp. For greater certainty, Goldcorp will not pay for fees and expenses incurred by Wheaton in respect of the Goldcorp Offer. Wheaton expects to incur C$375,000 in expenses in connection with the Arrangement.

PLANS FOR WHEATON FOLLOWING THE ARRANGEMENT

        Following the Arrangement, an application will be made to the Ontario Securities Commission and to the securities regulatory authorities in the other provinces of Canada where Wheaton is a reporting issuer for orders deeming Wheaton to no longer be a reporting issuer for purposes of applicable Canadian securities legislation. In addition, following the Arrangement, an application will be made to delist the Common Shares from the TSX and the AMEX and to deregister the Common Shares under the U.S. Exchange Act. Upon such orders being issued and such delistings and deregistering being effected, Wheaton will no longer be subject to the ongoing disclosure and other obligations currently imposed upon Wheaton as a reporting issuer under the securities laws of Canada and the United States.

GOLDCORP

        Goldcorp is a North American based gold producer. Goldcorp owns and acquires properties, explores for precious metals, develops mines and produces primarily gold. Goldcorp owns one of the highest-grade gold deposits in the world, the Red Lake Mine, which is located in Ontario, Canada and has produced more than 500,000 ounces of gold annually since 2001. The Red Lake Mine is the largest producing gold mine in Canada. Goldcorp also produces gold at the Wharf Mine in the historic Lead mining area in the Black Hills of South Dakota in the United States. Goldcorp also owns an industrial minerals operation, Saskatchewan Minerals, in Saskatchewan, Canada. It produces sodium sulphate used primarily in the detergent industry.

        On February 17, 2005, Goldcorp and Goldcorp ULC took up and paid for 403,165,952 Common Shares pursuant to the Goldcorp Offer. From February 17, 2005 to March 10, 2005, Goldcorp and Goldcorp ULC took up and paid for an additional 67,213,178 Common Shares to bring their holdings to 470,379,130 Common Shares, representing approximately 82% of the outstanding Common Shares. In connection with the payment for these Common Shares, Goldcorp issued 125,602,711 Goldcorp Shares. Goldcorp expects to issue an additional approximately 28 million Goldcorp Shares upon the completion of the Arrangement.

        The Goldcorp Shares are listed on the TSX and the NYSE under the symbols "G" and "GG", respectively. Goldcorp has applied to list the Goldcorp Shares to be issued pursuant to the Arrangement on the TSX and to reserve for listing on the TSX the Goldcorp Shares issuable upon exercise of the Goldcorp Warrants and the Goldcorp Options. Goldcorp has received conditional approval from the NYSE for the listing of the Goldcorp Shares to be issued pursuant to the Arrangement and the reservation for listing on the NYSE of the Goldcorp Shares issuable upon exercise of the Goldcorp Warrants and the Goldcorp Options.

        Following the successful completion of the Arrangement and the winding-up of Amalgamated Wheaton into Goldcorp commenced as part of the Arrangement, the business of Wheaton will be carried on by Goldcorp.

        Goldcorp ULC was formed solely for the purpose of making the Goldcorp Offer and is a wholly-owned subsidiary of Goldcorp. Goldcorp Subco was formed solely for the purpose of participating in the Arrangement and is a wholly-owned subsidiary of Goldcorp.

        The consolidated pro forma financial statements of Goldcorp giving effect to the acquisition of Wheaton as at and for the financial year ended December 31, 2004 are attached as Schedule C to this Circular.

        Goldcorp's registered office is Suite 2700, 145 King Street West, Toronto, Ontario, Canada M5H 1J8. Effective February 25, 2005, Goldcorp's head office became Suite 1560, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V6C 3L6.

        Additional information regarding Goldcorp is incorporated by reference herein under "Documents Incorporated by Reference".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following summary describes the principal Canadian federal income tax considerations of the Arrangement generally applicable to Shareholders and holders of Wheaton Warrants ("Warrantholders", and collectively with Shareholders, "Securityholders"). This summary is not applicable to a Securityholder that is a "financial institution", as defined in the Income Tax Act (Canada) (the "Tax Act"), for purposes of the mark-to-market rules, that is a "specified financial institution", as defined in the Tax Act, or that is a

Securityholder an interest in which is a "tax shelter investment", as defined in the Tax Act. Such Securityholders should consult their own tax advisors.

        This summary is based upon the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof (the "Regulations") and counsel's understanding, based on publicly available published materials, of the current administrative practices of the Canada Revenue Agency ("CRA"). This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"). This summary does not otherwise take into account or anticipate any changes in law or administrative practice whether by legislative, regulatory, administrative or judicial action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.

        This summary is of a general nature only and is not intended to be legal or tax advice to any particular Securityholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Securityholders should consult their own tax advisors having regard to their own particular circumstances.

Shareholders Resident in Canada

        The following portion of the summary is generally applicable to a Shareholder who, at all relevant times for purposes of the Tax Act, is or is deemed to be resident in Canada, holds Common Shares, and will hold Goldcorp Shares acquired on the amalgamation of Goldcorp Subco and Wheaton pursuant to the Plan of Arrangement (the "Amalgamation"), as capital property, deals with Wheaton, Goldcorp and Goldcorp Subco at arm's length, and is not affiliated with Wheaton, Goldcorp or Goldcorp Subco (a "Resident Shareholder"). Generally, Common Shares and Goldcorp Shares will be capital property to a Shareholder provided the Shareholder does not hold the Common Shares or Goldcorp Shares in the course of carrying on a business and did not acquire the Common Shares or Goldcorp Shares as part of an adventure or concern in the nature of trade. Certain Resident Shareholders whose Common Shares or Goldcorp Shares might not otherwise be capital property may, in certain circumstances, be entitled to have such Common Shares or Goldcorp Shares, and all other "Canadian securities" as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

Participation in the Amalgamation

        A Resident Shareholder will not realize a capital gain or capital loss as a result of the exchange of Common Shares for Goldcorp Shares on the Amalgamation and the cost of the Goldcorp Shares received will be equal to the aggregate adjusted cost base of the Common Shares to the Resident Shareholder immediately before the Amalgamation. The holder's cost of such Goldcorp Shares must be averaged with the adjusted cost base of any other Goldcorp Shares held by the holder at that time as capital property to determine the holder's adjusted cost base of each such Goldcorp Share.

Exercise of Dissent Rights

        Under the current administrative practice of the CRA, Resident Shareholders who exercise their right of dissent in respect of the Arrangement should be considered to have disposed of their Common Shares for proceeds of disposition equal to the amount paid by Amalgamated Wheaton to any such dissenting Resident Shareholder therefor, other than interest awarded by a court. Such Shareholder will realize a capital gain (or a capital loss) equal to the amount by which such proceeds exceed (or are less than) the aggregate adjusted cost base of such Resident Shareholder's Common Shares and any reasonable costs of disposition. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Resident Shareholder would be treated entirely as proceeds of disposition or in part as the payment of a deemed dividend, dissenting Resident Shareholders should consult with their own tax advisors in this regard. The taxation of capital gains and capital losses is described below under the heading "Taxation of Capital Gains and Capital Losses".

        Any interest awarded to a dissenting Resident Shareholder by a court will be included in the Resident Shareholder's income for the purposes of the Tax Act and, where the Resident Shareholder is a "Canadian-controlled private corporation" (as defined in the Tax Act), will be included in its "aggregate investment income" for purposes of the additional refundable tax described below under the heading "Taxation of Capital Gains and Capital Losses".

Holding and Disposing of Goldcorp Shares

  Dividends on Goldcorp Shares

        In the case of a Resident Shareholder who is an individual, dividends received or deemed to be received on the Goldcorp Shares will be included in computing the Resident Shareholder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

        A shareholder that is a "private corporation" (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% of dividends received or deemed to have been received on the Goldcorp Shares to the extent that such dividends are deductible in computing the Resident Shareholder's taxable income.

  Disposition of Goldcorp Shares

        A disposition or deemed disposition of a Goldcorp Share by a Resident Shareholder will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such share immediately before the disposition. The taxation of capital gains and capital losses is described below under the heading "Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

        A Resident Shareholder generally is required to include in computing income for a taxation year one-half of the amount of any capital gain (the "taxable capital gain") and to deduct one-half of the amount of any capital loss (the "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Shareholder in such year, subject to and in accordance with rules contained in the Tax Act. Any allowable capital losses in excess of taxable capital gains realized in the year of disposition generally may be carried back up to three years or forward indefinitely and deducted against net taxable capital gains in such other years to the extent and under the circumstances described in the Tax Act.

        Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

        A Resident Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year which will include an amount in respect of taxable capital gains.

        If the Resident Shareholder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a Goldcorp Share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Goldcorp Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns Goldcorp Shares. For this purpose, after the exchange of Common Shares for Goldcorp Shares on the Amalgamation, a dividend that was received or was deemed to have been received on a Common Share will be considered to have been received on the Goldcorp Shares received in exchange therefor and thus may reduce any capital loss arising from the disposition of such Goldcorp Shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

Eligibility for Investment

        Goldcorp Shares will be qualified investments for purposes of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (collectively,

"Deferred Income Plans") and registered education savings plans. Goldcorp Shares will not be "foreign property" for purposes of the Tax Act for Deferred Income Plans and other persons subject to tax under Part XI of the Tax Act. On February 23, 2005, the Minister of Finance (Canada) announced proposed amendments to the Tax Act which, if enacted, will eliminate the limit in respect of foreign property that may be held by such persons for months that end in 2005 and subsequent calendar years.

Shareholders Not Resident in Canada

        The following portion of the summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is not and is not deemed to be resident in Canada, holds the Common Shares, and will hold Goldcorp Shares acquired on the Amalgamation, as capital property, deals with Wheaton, Goldcorp and Goldcorp Subco at arm's length, is not affiliated with Wheaton, Goldcorp or Goldcorp Subco, does not use or hold Common Shares in a business carried on in Canada and whose Common Shares do not constitute "taxable Canadian property" to the Shareholder as defined in the Tax Act (a "Non-Resident Shareholder"). Common Shares generally will not constitute taxable Canadian property to a Shareholder unless (i) at any time during the 60-month period immediately preceding the disposition thereof, 25% or more of the issued shares of any class or series of a class of the capital stock of Wheaton were owned by the Non-Resident Shareholder, by persons with whom the Non-Resident Shareholder did not deal at arm's length, or by any combination thereof or (ii) they were deemed to be taxable Canadian property.

Participation in the Arrangement and Exercise of Dissent Rights

        The consequences under the Tax Act of the Arrangement to a Non-Resident Shareholder, including Non-Resident Shareholders who dissent to the Arrangement, will generally be as described under "Shareholders Resident in Canada — Participation in the Amalgamation". However, any interest awarded by a court to a dissenting Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty. Under the Canada-United States Tax Convention (1980) (the "U.S. Treaty"), the rate of withholding tax on interest paid to a Non-Resident Shareholder that is resident in the United States for purposes of the U.S. Treaty (in this summary, a "U.S. Holder") is generally reduced to 10%. To the extent that an amount paid to a dissenting Non-Resident Shareholder is treated as a dividend paid to that Shareholder, such dividend will be subject to Canadian withholding tax at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty. Under the U.S. Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally reduced to 15%. Non-Resident Shareholders should consult their own tax advisors as to the tax consequences to them under the Tax Act of participating in the Arrangement or dissenting thereto.

Holding and Disposing of Goldcorp Shares

        A Non-Resident Shareholder will not be liable to Canadian tax on a disposition of a Goldcorp Share unless such share constitutes taxable Canadian property that is not treaty-protected property to the Non-Resident Shareholder. A Goldcorp Share acquired on the Amalgamation generally will not constitute taxable Canadian property to a Non-Resident Shareholder at a particular time provided the Goldcorp Shares are listed on a prescribed stock exchange (which includes the TSX and the NYSE) at that time and the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, or the Non-Resident Shareholder together with such persons, have not owned 25% or more of the issued shares of any class or series of Goldcorp at any time during the 60-month period that ends at that time. If the Common Shares are taxable Canadian property to a Non-Resident Shareholder, the Goldcorp Shares received in exchange therefor on the Amalgamation will be deemed to be taxable Canadian property.

        Dividends paid or deemed paid to a Non-Resident Shareholder on the Goldcorp Shares will be subject to Canadian withholding tax at a rate of 25%, which rate may be reduced under the provisions of an applicable income tax treaty. Under the U.S. Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally reduced to 15%.

Holders of Wheaton Warrants

        Holders of Wheaton Warrants to whom such Wheaton Warrants are capital property will not realize a capital gain or a capital loss as a result of the exchange of Wheaton Warrants for Goldcorp Warrants on the Amalgamation. The cost of each Goldcorp Warrant so acquired will be equal to the adjusted cost base to the holder immediately before the Amalgamation of the Wheaton Warrant exchanged therefor. Where a Warrantholder is not and is not deemed to be resident in Canada, each Goldcorp Warrant so acquired will be deemed to be taxable Canadian property to such holder if the Wheaton Warrant exchanged therefor was taxable Canadian property to such holder. A Wheaton Warrant generally will not be taxable Canadian property to a holder thereof who is not resident or deemed resident in Canada and does not hold the Wheaton Warrant in the course of carrying on a business in Canada unless, at any time during the 60-month period immediately preceding the disposition thereof, the holder, persons with whom the holder does not deal at arm's length or the holder and such persons together owned 25% or more of the issued shares of any class or series of shares of Wheaton. Goldcorp Warrants will be qualified investments for purposes of the Tax Act for Deferred Income Plans and registered education savings plans and will not be "foreign property" for purposes of the Tax Act. See "— Shareholders Resident in Canada — Eligibility for Investment" above.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material United States federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the exchange of Common Shares for Goldcorp Shares and Wheaton Warrants for Goldcorp Warrants pursuant to the Arrangement.

        This summary is for general information purposes only and does not purport to be a complete description of all potential United States federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement and the ownership and disposition of Goldcorp Shares and Goldcorp Warrants. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the United States federal income tax consequences of the Arrangement and the ownership and disposition of Goldcorp Shares and Goldcorp Warrants. Accordingly, this summary is not intended to be, and should not be construed as, legal or other United States federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the United States federal, United States state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Goldcorp Shares and Goldcorp Warrants.

Scope of Disclosure

Authorities

        This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), final and temporary Treasury Regulations promulgated thereunder, United States court decisions, published rulings and administrative positions of the U.S. Internal Revenue Service (the "IRS") interpreting the Code, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), as applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the United States federal income tax consequences described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares or Wheaton Warrants that, for United States federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia, (c) an estate if the income of the estate is subject to United States federal income tax regardless of the source of the income, or (d) a trust if (i) the trust has validly elected to be treated as a United States person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Non-U.S. Holders

        For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of Common Shares or Wheaton Warrants other than a U.S. Holder. This summary does not address the United States federal income tax consequences to Non-U.S. Holders of the Arrangement and the ownership and disposition of Goldcorp Shares or Goldcorp Warrants. Accordingly, a Non-U.S. Holder should consult its own tax advisor regarding the United States federal, United States state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the Arrangement and the ownership and disposition of Goldcorp Shares or Goldcorp Warrants.

U.S. Holders Subject to Special United States Federal Income Tax Rules Not Addressed

        This summary does not address the United States federal income tax consequences of the Arrangement or the ownership and disposition of Goldcorp Shares or Goldcorp Warrants to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a "functional currency" other than the United States dollar; (d) U.S. Holders that are liable for the alternative minimum tax under the Code; (e) U.S. Holders that own Common Shares, Goldcorp Shares, Wheaton Warrants or Goldcorp Warrants as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares, Goldcorp Shares, Wheaton Warrants or Goldcorp Warrants in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares, Goldcorp Shares, Wheaton Warrants or Goldcorp Warrants other than as a capital asset within the meaning of Section 1221 of the Code; and (h) U.S. Holders that own, directly or indirectly, 5% or more, by voting power or value, of the outstanding shares of Wheaton. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the United States federal, United States state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Goldcorp Shares or Goldcorp Warrants.

        If an entity that is classified as a partnership (or "pass-through" entity) for United States federal income tax purposes holds Common Shares, Goldcorp Shares, Wheaton Warrants or Goldcorp Warrants the United States federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (and owners of "pass-through" entities) for United States federal income tax purposes should consult their own tax advisor regarding the United States federal income tax consequences of the Arrangement and the ownership and disposition of Goldcorp Shares or Goldcorp Warrants.

Tax Consequences Other than United States Federal Income Tax Consequences Not Addressed

        This summary addresses solely the United States federal income tax consequences of the Arrangement and does not address the United States state and local, United States estate and gift, or foreign tax consequences to U.S. Holders of the Arrangement and the ownership and disposition of Goldcorp Shares or Goldcorp Warrants. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the United States state and local and foreign tax consequences of the Arrangement and the ownership and disposition of Goldcorp Shares or Goldcorp Warrants.

Certain United States Federal Income Tax Consequences of the Arrangement

        Although the matter is not free from doubt, the Goldcorp Offer and the steps in the Arrangement should be treated by the IRS and the United States courts as a single integrated transaction for United States federal income tax purposes (such transaction, the "Acquisition"). However, it is possible that the IRS or a United States court could take the position that the Goldcorp Offer and the steps in the Arrangement do not constitute a single integrated transaction and accordingly the tax consequences of the Arrangement could materially differ from those described herein.

        The Arrangement will be effected under the applicable provisions of Canadian law, which differ from analogous provisions of United States law. There is no United States legal authority dealing with the tax consequences of a transaction identical to the Acquisition, and Wheaton has not requested, nor does it intend to request, an opinion from United States legal counsel or a ruling from the IRS regarding the tax consequences of the Arrangement. Based on current relevant authority, although the matter is not free from doubt, the Goldcorp Offer, considered together with the steps in the Arrangement as a single integrated transaction, should qualify as a tax-deferred reorganization (a "Reorganization") for United States federal income tax purposes pursuant to Section 368(a) of the Code (the "Code"), provided that the Substantially All Assets Test (as described below) is satisfied in connection with the Acquisition. Goldcorp and Wheaton intend to treat the Acquisition as a Reorganization for all United States federal income tax purposes as contemplated in the Acquisition Agreement. However, there can be no assurance that the IRS will agree with this characterization or that the United States courts will uphold the status of the Acquisition as a Reorganization in the event of a challenge by the IRS.

        Among other requirements for the Acquisition to qualify as a Reorganization under Section 368(a)(1)(C) of the Code (a "Type C Reorganization"), Amalgamated Wheaton must acquire "substantially all" of the assets of Wheaton (the "Substantially All Assets Test"). For ruling purposes, the IRS defines "substantially all" as 70% of the gross assets and 90% of the net assets of Wheaton. In determining whether Amalgamated Wheaton will acquire the requisite amount of assets from Wheaton, payments of cash by Wheaton to any holders of Common Shares that exercise the right to dissent from the Acquisition will not be considered as assets acquired by Amalgamated Wheaton. Accordingly, if holders of a significant number of the outstanding Common Shares exercise the right to dissent in respect of the Arrangement and receive payments of cash from Wheaton, the Acquisition may fail to qualify as a Type C Reorganization. Whether or not the Substantially All Assets Test will be met will not be known until the time of consummation of the Arrangement. Each U.S. Holder should consult its own tax advisor regarding the likelihood that the requirements for a Type C Reorganization, including the Substantially All Assets Test, will be met.

        Assuming that the Acquisition qualifies as a Reorganization, the following United States federal income tax consequences will result to U.S. Holders:

  (a)
  no gain or loss will be recognized by a U.S. Holder that exchanges Common Shares for Goldcorp Shares, or Wheaton Warrants for Goldcorp Warrants, pursuant to the Arrangement;

  (b)
  the tax basis of a U.S. Holder in the Goldcorp Shares acquired in exchange for Common Shares, or in the Goldcorp Warrants acquired for Wheaton Warrants, pursuant to the Arrangement will be equal to the U.S. Holder's adjusted tax basis in the Common Shares, or Wheaton Warrants, exchanged; and

  (c)
  the holding period of a U.S. Holder for the Goldcorp Shares acquired in exchange for Common Shares, or in the Goldcorp Warrants acquired for Wheaton Warrants, pursuant to the Arrangement will include the U.S. Holder's holding period for the Common Shares, or Wheaton Warrants, exchanged.

Information Reporting

        U.S. Holders that exchange Common Shares for Goldcorp Shares, or Wheaton Warrants for Goldcorp Warrants, pursuant to the Arrangement generally will be required to report certain information to the IRS on their United States federal income tax returns for the taxable year in which the Arrangement occurs and to retain certain records related to the Arrangement. Each U.S. Holder should consult its own tax advisor regarding its information reporting and record retention responsibilities in connection with the Arrangement.

Failure of the Acquisition to Qualify as a Tax-Deferred Reorganization

        In the event that the Acquisition fails to qualify as a Reorganization, the following United States federal income tax consequences will result to U.S. Holders:

  (a)
  a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the Goldcorp Shares, or Goldcorp Warrants, received by such U.S. Holder pursuant to the Arrangement and (ii) the adjusted tax basis of the U.S. Holder in the Common Shares, or Wheaton Warrants, exchanged;

  (b)
  the tax basis of a U.S. Holder in the Goldcorp Shares, or Goldcorp Warrants, acquired in exchange for Common Shares or Wheaton Warrants, as applicable, pursuant to the Arrangement will equal the fair market value of the Goldcorp Shares, or Goldcorp Warrants, as applicable, on the date of receipt; and

  (c)
  the holding period of a U.S. Holder for the Goldcorp Shares, or Goldcorp Warrants, acquired in exchange for Common Shares or Wheaton Warrants, as applicable, pursuant to the Arrangement will begin on the day after the date of receipt.

        The gain or loss described in paragraph (a) above generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares or Wheaton Warrants have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.

Dissenting U.S. Holders

        A U.S. Holder that exercises the right to dissent in respect of the Arrangement will recognize gain or loss in an amount equal to the difference, if any, between (i) the amount of cash received by the U.S. Holder in exchange for the Common Shares (other than amounts, if any, that are or are deemed to be interest for United States federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) the adjusted tax basis of the U.S. Holder in the Common Shares.

        This gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.

        With respect to any amounts paid to dissenters that are taxable as interest for United States federal income tax purposes, a U.S. Holder who pays Canadian income tax with respect to this interest income may be eligible to receive a deduction or a credit for the Canadian income tax paid. See below under "United States Federal Income Tax Consequences of the Ownership and Disposition of Goldcorp Shares — Foreign Tax Credit".

Foreign Tax Credits for Canadian Taxes Paid or Withheld

        A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement may be entitled to elect to receive either a deduction or a credit for U.S. federal income tax purposes. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. federal income tax liability that the U.S. Holder's "foreign source" taxable income bears to the U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source". Gain on the disposition of Common Shares or Wheaton Warrants generally will be U.S. source gain for purposes of applying the foreign tax credit rules, unless the gain is subject to tax in Canada and is resourced as foreign source gain under the provisions of the Canada-U.S. Tax Convention. The foreign tax credit rules are very complicated, and U.S. Holders should consult their own financial advisors, legal counsel or accountant regarding the foreign tax credit rules and the application of the foreign tax credit rules to the Arrangement.

Information Reporting: Backup Withholding Tax

        Taxable payments made pursuant to the Arrangement and payments made within the United States, or by a United States payor or United States middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Goldcorp Shares or Goldcorp Warrants generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish the U.S. Holder's correct United States taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect United States taxpayer identification number, (c) is notified by the IRS that the U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that the U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified the U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the United States backup withholding tax rules will be allowed as a credit against a U.S. Holder's United States federal income tax liability, if any, or will be refunded, if the U.S. Holder furnishes the required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

United States Federal Income Tax Consequences of the Ownership and Disposition of Goldcorp Shares

Distributions on Goldcorp Shares

  General Taxation of Distributions

        A U.S. Holder that receives a distribution (including a constructive distribution) with respect to Goldcorp Shares will be required to include the amount of the distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from the distribution) to the extent of the current or accumulated "earnings and profits" of Goldcorp, as determined under United States federal income tax rules. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of Goldcorp, the distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in the Goldcorp Shares and (b) thereafter, as gain from the sale or exchange of the Goldcorp Shares. See the more detailed discussion under "— Disposition of Goldcorp Shares" below.

  Reduced Tax Rates for Certain Dividends

        For taxable years beginning before January 1, 2009, a dividend paid by Goldcorp generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Goldcorp is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate or trust, and (c) the dividend is paid on Goldcorp Shares that have been held by the U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Goldcorp Shares will not be entitled to receive the dividend).

        Goldcorp generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) Goldcorp is incorporated in a possession of the United States, (b) Goldcorp is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) Goldcorp Shares are readily tradeable on an established securities market in the United States. However, even if it satisfies one or more of these requirements, Goldcorp will not be treated as a QFC if Goldcorp is a "foreign personal holding company", a "foreign investment company" or a "passive foreign investment company" for the taxable year during which Goldcorp pays a dividend or for the preceding taxable year. Goldcorp believes that it will qualify as a QFC for the tax year ending December 31, 2004. However, there can be no assurance that Goldcorp will qualify as a QFC in future tax years. If Goldcorp is not a QFC, a dividend paid by Goldcorp to a U.S. Holder, including a U.S. Holder that is an individual, estate or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

  Distributions Paid in Foreign Currency

        The taxable amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the United States dollar value of the distribution based on the exchange rate applicable on the date of receipt of the distribution. A subsequent disposition of any foreign currency received will generally give rise to ordinary income or loss. A U.S. Holder should consult its own tax advisor regarding the United States federal income tax consequences of acquiring, holding and disposing of foreign currency.

  Dividends Received Deduction

        Dividends paid on the Goldcorp Shares generally will not be eligible for the "dividends received deduction" generally available to United States corporate shareholders receiving dividends from United States corporations. The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own tax advisor regarding the dividends received deduction.

Disposition of Goldcorp Shares

        A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Goldcorp Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) the U.S. Holder's adjusted tax basis in the Goldcorp Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Goldcorp Shares have been held for more than one year.

        Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.

Foreign Tax Credit

        A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Goldcorp Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for the Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's United States federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to United States federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's United States federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Passive Foreign Investment Company

        Certain United States income tax legislation contains rules governing "Passive Foreign Investment Companies" ("PFIC") which can have significant adverse tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (a) 75% or more of its gross income is "passive income" or (b) the average percentage, by fair market value, of its assets that produce or are held for the production of "passive income" is 50% or more. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

        U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain "excess distributions" on and dispositions of PFIC stock under Section 1291 of the Code. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to the shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in its gross income its pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions, subject to an interest charge. In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime of Section 1291 of the Code as described above. Amounts included in or deducted from income under this alternative method (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

        Goldcorp believes that it will not qualify as a PFIC for its fiscal year ending December 31, 2004. However, there can be no assurance that Goldcorp will not be considered a PFIC for any future taxable year. There can be no assurance that Goldcorp's determination concerning its PFIC status will not be challenged by the IRS, and it generally will not satisfy the record-keeping requirements that would be imposed on QEFs in the event that it qualifies as a PFIC with the result that a QEF election would generally not be available.

        The PFIC rules are very complicated, and U.S. Holders should consult their own tax advisors regarding the PFIC rules and how these rules may impact their United States federal income tax situation.

OWNERSHIP OF SECURITIES OF WHEATON

        The names of the directors and senior officers of Wheaton, the positions held by them with Wheaton and the designation, percentage of class and number of securities of Wheaton beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates, are as follows:

		Securities of Wheaton Beneficially Owned, Directly or Indirectly(1)
Name	Position with Wheaton	Common Shares	Wheaton Warrants(2)	Wheaton Options	% Options Outstanding
Ian W. Telfer	Chairman and Chief Executive Officer	Nil	35,000(3)	6,300,000	31%
John Bell	Director	Nil	Nil	250,000	1%
Lawrence Bell	Director	Nil	Nil	350,000	2%
Douglas Holtby	Director	150,000(4)	50,000(5)	550,000	3%
Eduardo Luna	Executive Vice President and Director	Nil	Nil	831,666	4%
Antonio Madero	Director	Nil	Nil	550,000	3%
Ian J. McDonald	Director	Nil	Nil	250,000	1%
Peter Barnes	Executive Vice President and Chief Financial Officer	Nil	Nil	600,000	3%
Russell Barwick	Executive Vice President and Chief Operating Officer	Nil	Nil	1,350,000	6%
Paul M. Stein	Secretary	Nil	46,250(3)	250,000	1%

(1)
The information as to securities of Wheaton beneficially owned, directly or indirectly, or over which control or direction is exercised, has been furnished by the respective directors and senior officers.

(2)
The number of Wheaton Warrants indicated in the column represents, in each case, less than 1% of the outstanding Wheaton Warrants.

(3)
Wheaton Series A Warrants, each exercisable into one Common Share at a price of C$1.65 at any time until May 30, 2007.

(4)
The securities are held by Arbutus Road Investments Inc. Mr. Holtby is the sole shareholder and President of Arbutus Road Investments Inc.

(5)
Wheaton Series B Warrants, each exercisable into one Common Share at a price of C$3.10 at any time until August 25, 2008.

        All but one of Wheaton's directors and senior officers, and their respective associates, have tendered to the Goldcorp Offer the Common Shares they held before such offer was made.

        None of Wheaton or any of the directors and senior officers of Wheaton, or, where known after reasonable enquiry, their respective associates, have made commitments to acquire equity securities of Wheaton.

PRINCIPAL HOLDERS OF COMMON SHARES

        Other than Goldcorp and Goldcorp ULC, to the knowledge of Wheaton's directors and executive officers, no person or company beneficially owns, directly or indirectly, or controls or directs, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of Wheaton. As of March 11, 2005, Goldcorp directly and indirectly owned 470,379,130 Common Shares, representing approximately 82% of the outstanding Common Shares, with 86,791,993 Common Shares held directly by Goldcorp and 383,587,137 Common Shares held by Goldcorp ULC. Goldcorp and Goldcorp ULC have agreed in the Arrangement Agreement to vote all Common Shares held by them (including, in the case of Goldcorp, Common Shares it acquires on the winding-up of Goldcorp ULC) for the approval of the Arrangement Resolution.

INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS

        Each of Wheaton's directors and senior officers, and their respective associates, who hold Common Shares have indicated their intention to vote the Common Shares held by them in favour of the Arrangement Resolution.

RULE 61-501 AND POLICY Q-27

        The Arrangement constitutes a "business combination" or "going private transaction" within the meaning of Rule 61-501 - Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions of the Ontario Securities Commission ("Rule 61-501") and Policy Statement Q-27 - Protection of Minority Securityholders in the Course of Certain Transactions of the Autorité des marchés financiers ("Policy Q-27").

        Rule 61-501 and Policy Q-27 provide that, unless exempted, an issuer proposing to carry out a business combination or going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and to provide the holders of the affected securities with a summary of such valuation. In respect of the Arrangement, Wheaton is relying on an exemption from the valuation requirement under Rule 61-501 and Policy Q-27 for a second step business combination or going private transaction carried out within 120 days after the expiry of a formal bid. For this purpose, the Goldcorp Offer constitutes a formal bid. Wheaton is able to rely on such exemption because, among other criteria, the consideration per Common Share payable pursuant to the Arrangement is at least equal in value to and in the same form as the consideration per share paid under the Goldcorp Offer.

        The Interim Order requires the approval of the Arrangement by at least 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting. Rule 61-501 and Policy Q-27 also require that, unless exempted, in addition to any other required shareholder approval, in order to complete a business combination or going private transaction, the approval of a simple majority of the votes attached to the Common Shares held by "minority" shareholders must also be obtained. To the knowledge of Goldcorp and Goldcorp ULC, after reasonable inquiry, Goldcorp and Goldcorp ULC are permitted to vote all Common Shares acquired by them under the Goldcorp Offer for the purposes of the minority approval under Rule 61-501 and Policy Q-27 and no Shareholders are to be excluded for the purposes of such minority approval. As a result, minority approval for the purposes of Rule 61-501 and Policy Q-27 will be satisfied by the shareholder approval requirement of the Interim Order.

        In addition, Rule 61-501 and Policy Q-27 require Wheaton to disclose any prior valuations or appraisals in respect of Wheaton, its securities or its material assets made in the 24 months before the date of this Circular. Wheaton is not aware of any prior valuation that would require disclosure pursuant to Rule 61-501 or Policy Q-27.

GENERAL PROXY INFORMATION

Solicitation of Proxies

        This Circular is furnished in connection with the solicitation of proxies by the management of Wheaton at the direction of the Board of Directors for use at the Meeting to be held at the time and place and for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders.

        Proxies may be solicited by mail, personally or by telephone by officers and directors or other representatives of Wheaton. The cost of solicitation will be borne by Goldcorp. Goldcorp may also reimburse brokers or nominees holding Common Shares in their names or in the names of their principals for their reasonable expenses in sending solicitation materials to their principals.

        Kingsdale Shareholder Services Inc. has been retained by Wheaton as a proxy solicitation agent and Depositary in connection with the solicitation of proxies for the Meeting at an agreed cost of C$35,000 plus additional costs relating to telephone calls and out-of-pocket expenses.

Proxy

        A form of proxy for the Meeting has been enclosed with this Circular. Shareholders are requested to date, sign and return the accompanying form of proxy (the "Proxy") for use at the Meeting, whether or not they are able to attend personally. Shareholders are also requested to date, sign and return the accompanying Letter of Transmittal together with the share certificates representing the Common Shares to which the Letter of Transmittal relates.

        To be used at the Meeting, Proxies must be received prior to 5:00 p.m. (Toronto time) on Friday, April 8, 2005, being the second business day preceding the date of the Meeting, or, if the Meeting is adjourned or postponed, not later than 5:00 p.m. (Toronto time) on the second day (excluding Saturdays, Sundays and holidays) preceding the date of such adjourned or postponed meeting, by CIBC Mellon Trust Company, 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia V6E 3X1.

        Failure to so deposit a Proxy may result in its invalidation. The time limit for depositing a Proxy prior to the Meeting may be waived by Wheaton in its discretion without notice.

Voting Rights and Proxy Information

        Only Shareholders at the close of business on the Record Date will be entitled to vote in respect of the matters to be voted on at the Meeting or any adjournment(s) or postponement(s) thereof, except that a person who has acquired any Common Shares subsequent to such Record Date will be entitled to vote such shares upon making a written request to that effect not later than 5:00 p.m. (Toronto time) on the day that is 10 days before the Meeting to the Director, Investor Relations of Wheaton, 200 Burrard Street, Suite 1560, Vancouver, British Columbia V6C 3L6, and establishing that such person owns such shares.

        In order to be effective, a Proxy must be executed by a Shareholder or the attorney thereof duly authorized in writing or, if the Shareholder is a corporation, the instrument must be signed by a duly authorized officer of such corporation or by such corporation's duly authorized attorney. Where a Proxy has been executed by an attorney, it must be accompanied by evidence of the attorney's authority.

        The only persons entitled to attend the Meeting are the Shareholders, their proxyholders, the auditors of Wheaton, officers and directors of Wheaton, and the professional legal and financial advisors to Wheaton. The person acting as chair of the Meeting shall have the discretion to admit any other persons to the Meeting.

Appointment of Nominees and Revocability of Proxies

        A Shareholder has the right to appoint a person, who need not be a Shareholder, as his or her nominee to attend and act for him or her on his or her behalf at the Meeting other than the persons designated in the accompanying Proxy. This right may be exercised by inserting in the space provided in the Proxy the name of the other person the Shareholder wishes to appoint or by completing another proper form of proxy.

        In addition to any other manner permitted by law, a Shareholder who has given a proxy has the right to revoke it at any time by an instrument in writing executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with CIBC Mellon Trust Company by 9:00 a.m. (Toronto time) on April 11, 2005, being the day preceding the date of the Meeting or, if the Meeting is adjourned or postponed, not later than 9:00 a.m. (Toronto time) on the day (excluding Saturdays, Sundays and holidays) preceding the date of such adjourned or postponed meeting.

Voting of Proxies

        Common Shares represented by properly executed Proxies in favour of the persons designated in the enclosed Proxy will be voted in accordance with the specifications made on any ballot that may be called. If no specification has been made, the Common Shares will be voted FOR the approval of the Arrangement Resolution.

        The enclosed Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the accompanying Notice of Special Meeting of Shareholders and other matters that may properly come before the Meeting. Management is not aware of any amendments or variations to matters identified in the accompanying Notice of Special Meeting of Shareholders or any other matters that may be presented for action at the Meeting. If, however, amendments, variations or other matters which are not now known to management of Wheaton should properly come before the Meeting, the Common Shares represented by Proxies given to management nominees will be voted on such matters in the discretion of such nominees, absent contrary instructions.

Non-Registered Voters

        Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Most Shareholders are "non-registered" ("Non-Registered Shareholders") because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either:

  (a)
  in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the shares of Wheaton (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

  (b)
  in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

        In accordance with applicable securities law requirements, Wheaton will have distributed copies of the Notice of Meeting, this Circular, the Letter of Transmittal and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

  (a)
  be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form") which the Intermediary must follow. Typically, the voting instruction form will consist of a one-page pre-printed form. Sometimes, instead of the one-page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for a proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the proxy, properly complete and sign the proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

  (b)
  be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the proxy, this proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the proxy and deposit them with CIBC Mellon Trust Company, 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia V6E 3X1.

        In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of Wheaton they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the proxy and insert the Non-Registered Shareholder or such other person's name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

        A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

The Meeting

        Unless the Meeting is adjourned or postponed, the Meeting will be held at 9:00 a.m. (Toronto time) on April 12, 2005 at the offices of Davies Ward Phillips & Vineberg LLP. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Arrangement Resolution and such further and other business as may properly come before the Meeting.

        The presence in person or by proxy of two Shareholders, holding more than 33 1/3% of the outstanding Common Shares entitled to vote at a meeting of the Shareholders, is necessary to constitute a quorum of the Shareholders at the Meeting. Each Shareholder entitled to vote at a meeting of Shareholders is entitled to one vote for each Common Share held on all matters proposed to come before the Meeting.

        The persons designated in the Proxy intend to VOTE FOR the Arrangement Resolution, unless the Shareholder specifies to vote against such resolution. The Board of Directors unanimously recommends that Shareholders vote in favour of the Arrangement Resolution.

        The Interim Order requires the approval of the Arrangement Resolution by at least 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting. Goldcorp and Goldcorp ULC currently own 470,379,130 Common Shares, representing approximately 82% of the outstanding Common Shares. Goldcorp and Goldcorp ULC have agreed in the Arrangement Agreement to vote all Common Shares held by them (including, in the case of Goldcorp, Common Shares it acquires on the winding-up of Goldcorp ULC) for the approval of the Arrangement Resolution. Therefore, the approval of the Arrangement Resolution by the Shareholders is assured based on the number of Common Shares currently outstanding.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

        The following table provides details regarding the indebtedness of directors, executive officers and employees and former directors, executive officers and employees of Wheaton or any of its subsidiaries during the financial year ended December 31, 2004 and as at March 11, 2005. The aggregate indebtedness to Wheaton or any of its subsidiaries as at March 11, 2005 is $8,390.

Table of Indebtedness of Directors and Executive Officers

Name and Principal Position	Involvement of Wheaton(1)	Largest Amount Outstanding During Financial Year Ended December 31, 2004 ($)		Amount Outstanding as at March 11, 2005 ($)
Eduardo Luna Executive Vice President of Wheaton and President of Luismin, S.A. de C.V.	Lender	30,337		Nil
Salvador Garcia Vice President, Production of Luismin, S.A. de C.V.	Lender	13,728	(2)	3,051	(2)
Luis Muruato Vice President, Development of Luismin, S.A. de C.V.	Lender	16,016	(2)	5,339	(2)

(1)
These loans were made by Servicios Administrativos, a subsidiary of Luismin, S.A. de C.V. which is a wholly-owned subsidiary of Wheaton.

(2)
All indebtedness relates to loans to purchase automobiles made prior to July 30, 2002. The loans are interest-free, repayable on a monthly basis, mature in 2005 and are secured against the automobile purchased with the respective loan. Once these loans are repaid, no other loans will be extended to these officers of Luismin, S.A. de C.V.

        Effective July 30, 2002, Section 402 of the United States Sarbanes-Oxley Act of 2002 precludes Wheaton from directly or indirectly, including through a subsidiary, extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or executive officer of such companies. The prohibition on personal loans to executive officers does not apply to loans outstanding on July 30, 2002 provided there is no material modification of any term of such indebtedness or any renewal of such indebtedness after July 30, 2002. Wheaton does not extend credit to any of its current directors or executive officers.

STATEMENT OF EXECUTIVE COMPENSATION

        The following table provides information for the three financial years ended December 31, 2004 regarding compensation paid to or earned by the Chairman and Chief Executive Officer, the Executive Vice President and Chief Financial Officer and the two most highly compensated executive officers of Wheaton other than the Chairman and Chief Executive Officer and the Executive Vice President and Chief Financial Officer as at December 31, 2004 (the "Named Executive Officers").

Summary Compensation Table(1)

		Annual Compensation						Long-Term Compensation
Name and Principal Position	Year	Salary ($)		Bonus ($)		Other Annual Compensation ($)		Securities Under Options Granted (#)	All Other Compensation ($)
Ian W. Telfer Chairman and Chief Executive Officer	2004 2003 2002	460,900 428,113 213,321		691,350 535,111 222,873		Nil Nil Nil	(2) (2) (2)	Nil 6,000,000 750,000	Nil Nil Nil
Peter Barnes Executive Vice President and Chief Financial Officer	2004 2003 2002	211,245 95,136 N/A		192,041 89,190 N/A		Nil Nil N/A	(2) (2)	Nil 1,350,000 N/A	Nil 37,817 N/A
Russell Barwick(4) Executive Vice President and Chief Operating Officer	2004 2003 2002	432,603 341,500 N/A	(3)(5) (3)(5)	200,279 82,035 N/A		46,237 30,700 N/A		Nil 1,350,000 N/A	Nil Nil N/A
Eduardo Luna(4) Executive Vice President of Wheaton and President of Luismin, S.A. de C.V.	2004 2003 2002	399,905 236,739 124,801	(6)	200,000 97,213 45,850	(6)	65,330 70,595 32,263	(6)	Nil 1,765,000 650,000	Nil Nil Nil

(1)
All dollar amounts are expressed in United States dollars. The 2004 dollar amounts are based on the exchange rate for United States dollars to Canadian dollars of US$1.00 to C$1.3018 which is the Bank of Canada 2004 average noon rate of exchange. All 2003 and 2002 dollar amounts are based on the exchange rate for United States dollars to Canadian dollars of US$1.00 to C$1.4015 and C$1.5704, respectively.

(2)
The value of perquisites and other personal benefits for each of Messrs. Telfer and Barnes are less than the lesser of C$50,000 and 10% of the total annual salary and bonus and are therefore not disclosed.

(3)
Mr. Barwick's 2003 and 2004 salary, bonuses and other annual compensation of A$588,600, A$272,500 and A$62,910 (A$453,750, A$109,000 and A$40,792, respectively, in 2003), are expressed in United States dollars and are based on the exchange rate for United States dollars to Australian dollars of US$1.00 to A$1.3606 (1.3287 in 2003) which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the U.S. Federal Reserve Bank of New York on December 31, 2004.

(4)
These salaries were wholly or partially paid by subsidiaries of Wheaton.

(5)
This amount includes the statutory Australian superannuation in an amount equal to 9% of Mr. Barwick's annual base salary.

(6)
These amounts represent pension plan contributions (see "Luismin Pension Plan" below for details), multiple benefit plan payments, life insurance premiums and allowances for food, car and housing.

Stock Options

        No stock options were granted to the Named Executive Officers during the financial year ended December 31, 2004 under Wheaton's 2001 share option plan (the "Share Option Plan"). The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended December 31, 2004 and year-end option values.

Aggregated Option Exercises During 2004 and Year-End Option Values

			Unexercised Options at December 31, 2004		Value of Unexercised in-the-money Options at December 31, 2004(1)
	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)
Name			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Ian W. Telfer	700,000	1,948,445	6,300,000	Nil	8,887,504	Nil
Peter Barnes	550,000	1,136,398	600,000	Nil	461,117	Nil
Russell Barwick	Nil	Nil	1,350,000	Nil	1,969,093	Nil
Eduardo Luna	Nil	Nil	831,666	Nil	825,370	Nil

(1)
Calculated using the closing price of the Common Shares on the TSX on December 31, 2004 of C$3.90 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise. The exchange rate for Canadian dollars to United States dollars used is C$1.00 to US$0.83 or US$1.00 to C$1.2036, being the Bank of Canada noon rate of exchange on December 31, 2004.

        The following table shows as at December 31, 2004, compensation plans under which equity securities of Wheaton are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders, of which there are none.

Plan Category	Number of securities to be issued on exercise of outstanding options(1)		Weighted average exercise price of outstanding options	Number of securities remaining available for future issuances under equity compensation plans
Equity compensation plans approved by shareholders	20,126,497	(1)	$2.38	627,566
Equity compensation plans not approved by shareholders	700,000	(2)	$1.16	NIL

(1)
Represents the number of Common Shares reserved for issuance upon exercise of outstanding options.

(2)
Represents the number of Common Shares reserved pursuant to options granted in connection with the acquisition of the Luismin mine, which options are subject to the terms of the Share Option Plan.

Employment Agreements

        Wheaton has entered into employment agreements with Ian W. Telfer as Chairman and Chief Executive Officer, Peter Barnes as Executive Vice President and Chief Financial Officer, Russell Barwick as Executive Vice President and Chief Operating Officer and Eduardo Luna as Executive Vice President. The employment agreements with each of Messrs. Telfer, Barnes, Barwick and Luna provide for severance payments of three years' salary, in the case of Messrs. Telfer, Barwick and Luna, and two years' salary in the case of Mr. Barnes, to be paid to each of such officers if there is a change of control of Wheaton and such officers elect in writing to terminate their respective employment within 120 days from the date of such change of control. A "change of control" is defined in such agreements as the acquisition by any person or persons acting jointly and in concert of in excess of 50% of the issued and outstanding Common Shares. The successful completion of the Goldcorp Offer constituted a "change of control" within the meaning of these agreements. However, Messrs. Telfer, Barnes, Barwick and Luna have indicated that they do not intend to exercise their rights to terminate their respective agreements and receive severance payments following the change of control and have agreed to continue their employment with Goldcorp.

        Other than as described above, Wheaton and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers' employment with Wheaton and its subsidiaries, from a change of control of Wheaton and its subsidiaries or a change in the Named Executive Officers' responsibilities following a change of control.

Luismin Pension Plan

        Luismin maintains a non-contributory defined benefit pension plan (the "Pension Plan") pursuant to which pensions are paid to eligible officers and employees of Luismin at retirement. Under the Pension Plan, the amount of an individual's pension is based on the last 12 months salary plus Christmas bonus. The normal retirement age under the Pension Plan is 65.

        The following table sets forth the total annual retirement benefits payable under the Pension Plan to participants in the specified remuneration and years of service categories, assuming retirement at age 65:

	Years of Service
Remuneration ($)
	15	20	25	30	35
125,000	13,553	16,935	20,318	42,585	42,585
150,000	17,166	21,451	25,737	53,552	53,552
175,000	20,779	25,968	31,157	64,735	64,735
200,000	24,392	30,484	36,577	75,809	75,809
225,000	28,005	35,001	41,996	86,884	86,884
250,000	31,661	39,517	47,416	97,959	97,959
300,000	38,844	48,550	58,256	120,109	120,109
400,000	53,298	66,617	79,935	164,409	164,409
500,000	67,750	84,682	101,614	208,709	208,709

        The above table is applicable to Mr. Luna who has 15.6 years of service with Wheaton.

Compensation of Directors

Standard Compensation Arrangements

        The unrelated directors of Wheaton receive $20,000 per annum, plus $2,000 for each meeting of the Board of Directors or committee of the Board of Directors attended. During the financial year ended December 31, 2004, total compensation paid to non-executive directors was $332,000 and no other fees were paid to directors of Wheaton for their services in their capacity as directors. During the financial year ended December 31, 2004, no stock options were granted to Wheaton directors.

Other Arrangements

        None of the directors of Wheaton was compensated in his capacity as a director by Wheaton and its subsidiaries during the financial year ended December 31, 2004 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

Compensation for Services

        During the financial year ended December 31, 2004, Endeavour Financial Corporation ("Endeavour") received a fee equal to $1,658,000 for financial advisory services primarily related to services provided in securing Wheaton's $300 million acquisition facility. A further fee of $1,125,000 is payable to Endeavour upon the first drawdown under this facility. In addition, Endeavour received $5 million for services related to the Goldcorp Offer. Former directors of Wheaton, Neil Woodyer, Managing Director of Endeavour, and Frank Giustra, Chairman of Endeavour, were also directors of Wheaton until July 14, 2004 when both of them resigned. See "Interest of Informed Persons in Material Transactions."

Directors' and Officers' Liability Insurance

        Wheaton has purchased, for the benefit of Wheaton, its subsidiaries (other than Silver Wheaton Corp.) and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of Wheaton or any subsidiary. The following are particulars of such insurance:

  (a)
  the total amount of insurance is $15 million and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

  (b)
  the annual premium for the financial year ended December 31, 2004 was $415,000. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

  (c)
  there is no deductible applicable with respect to the directors and officers.

Composition of the Compensation Committee

        The Compensation Committee is composed of three directors of Wheaton who are neither officers nor employees of Wheaton or any of its subsidiaries. At December 31, 2004, the members of the Compensation Committee were Antonio Madero (Chairman), Douglas Holtby and Lawrence Bell. In July 2004, Neil Woodyer was replaced by Antonio Madero as Chairman of the Compensation Committee upon his resignation from the Board and Lawrence Bell was appointed as the third member of the Compensation Committee. See "Interest of Informed Persons in Material Transactions".

Report on Executive Compensation

        The Compensation Committee considers compensation matters as and when required. The Compensation Committee reviews and submits recommendations to the Board of Directors with respect to Wheaton's executive compensation policies and the compensation paid to Wheaton's executive officers. The Compensation Committee also reviews the design and competitiveness of Wheaton's compensation and benefit programs generally and has the authority to recommend to the Board of Directors for its approval amendments to, and grants pursuant to, such programs.

        When determining the compensation of Wheaton's executive officers, including the Named Executive Officers, the Compensation Committee considers the objectives of: (i) recruiting and retaining the executives critical to the success of Wheaton and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of Wheaton; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of the following four components:

  (a)
  base salary;

  (b)
  bonus;

  (c)
  long-term incentive in the form of stock options granted in accordance with the Share Option Plan; and

  (d)
  benefits and retirement plans.

Base Salary

        The base salary of each executive officer is determined by an assessment by the Compensation Committee of such executive's overall performance, the particular responsibilities related to the position of the executive officer, the experience level of the executive officer, a consideration of competitive compensation levels in companies similar to Wheaton and a review of the performance of Wheaton as a whole and the role such executive officer played in such corporate performance.

        During the financial year ended December 31, 2004, the Chairman and Chief Executive Officer of Wheaton presented salary recommendations to the Compensation Committee with respect to executive officers and employees of Wheaton which were approved by the Compensation Committee and ultimately by the Board of Directors.

Bonus

        Executive officers are eligible for annual cash bonuses, after taking into account and giving equal weight to, financial performance of Wheaton, attainment of certain corporate objectives, team performance and individual performance.

        In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for gold, silver and copper. When applying the financial performance criteria, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board of Directors at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of Wheaton. There are no pre-established payout ranges.

Long-Term Incentive

        Wheaton provides a long-term incentive by granting options to executive officers through the Share Option Plan. The options granted permit executives to acquire Common Shares at an exercise price equal to the closing market price of such shares under option on the trading day immediately preceding the date on which the option was granted. The objective of granting options is to encourage executives to acquire an ownership interest in Wheaton over a period of time, which acts as a financial incentive for such executive to consider the long-term interests of Wheaton and its shareholders.

Benefits and Retirement Plans

        Wheaton offers group life and health benefits which are considered to be comparable with those of its peer group companies. In addition to such benefits, at the option of all Canadian-based employees of Wheaton, including Messrs. Telfer and Barnes, Wheaton matches contributions made by each employee to their respective Registered Retirement Savings Plans to a maximum of C$8,250 per annum.

        Luismin maintains the Pension Plan pursuant to which pensions are paid to eligible officers and employees of Luismin at retirement. Under the Pension Plan, the amount of an individual's pension is based on the last 12 months' salary plus Christmas bonus. See "Luismin Pension Plan" above for further details.

Compensation of Chief Executive Officer

        The components of the Chief Executive Officer's compensation are the same as those which apply to the other executive officers of Wheaton, namely base salary, bonus, benefits, retirement plans and long-term incentives in the form of stock options. These components are set forth in Mr. Telfer's employment agreement. During 2002, his base salary was $213,321 per year and was increased to $428,113 and $460,900 (C$600,000 at the exchange rates of $1.00 to C$1.4015 and C$1.3018, respectively) per year for each of 2003 and 2004. Effective January 1, 2005, Mr. Telfer's minimum base salary was increased to $622,872. The Chairman of the Compensation Committee presents recommendations of the Compensation Committee to the Board of Directors with respect to the Chief Executive Officer's compensation. In setting the Chief Executive Officer's salary, the Compensation Committee reviews salaries paid to other executive officers at Wheaton, salaries paid to other chief executive officers in the industry and the Chief Executive Officer's impact on the achievement of Wheaton's objectives for the previous financial year. During the financial year ended December 31, 2004, Mr. Telfer was granted a cash bonus of $691,350 in recognition of his contribution to the development of Wheaton, including the acquisition of the Amapari project in Brazil. No options were granted to Mr. Telfer under the Share Option Plan in 2004.

        The foregoing report has been submitted by:

    Antonio Madero (Chairman)

    Douglas Holtby

    Lawrence Bell

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

        Other than as described elsewhere in this Circular or below, since January 1, 2004, no insider of Wheaton, nominee for election as a director of Wheaton, or any associate or affiliate of an insider or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect Wheaton or any of its subsidiaries.

        Pursuant to an engagement letter dated May 2, 2001, as amended on March 20, 2003 (the "Endeavour Engagement Letter"), Endeavour agreed to provide general financial advice to Wheaton with respect to its strategic direction, corporate development and financing opportunities. As part of its mandate, Endeavour agreed to work with Wheaton management to identify and implement various corporate strategies and financial alternatives, including mergers, acquisitions or similar business combinations, asset acquisitions or dispositions and arrangement of debt financing.

        Wheaton agreed to pay Endeavour a monthly fee of $10,000 in advance, a milestone fee of $100,000 payable upon the execution of a letter of intent or other similar formal commitment from lenders, investors or counter parties to business combinations and other similar transactions and a success fee to be agreed by the parties. In addition, Endeavour is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by Wheaton in certain circumstances.

        During 2002, Endeavour received a success fee equal to $1.2 million in connection with the acquisition of Minas Luismin, S.A. de C.V. In March 2003, Endeavour received a fee of $643,000 for financial advisory services in connection with a private placement. In June 2003, Endeavour received a fee of $1.5 million for financial advisory services in connection with a $50 million term loan and a $25 million revolving credit facility. During 2004, Endeavour was paid $1,658,000 for consulting and financial advisory services primarily in connection with a $300 million acquisition facility. A further fee of $1,125,000 is payable to Endeavour upon the first drawdown under the acquisition facility.

        Pursuant to the Endeavour Engagement Letter, Endeavour received a success fee of $5 million for its involvement in the negotiations related to the Goldcorp Offer up to the time of the signing of the letter of intent between Goldcorp and Wheaton on December 5, 2004.

        Neil Woodyer, Managing Director of Endeavour, and Frank Giustra, Chairman of Endeavour, were directors of Wheaton until they resigned on July 14, 2004.

        In October 2004, in connection with a transaction with Silver Wheaton Corp. (formerly Chap Mercantile Inc.) ("Silver Wheaton"), Wheaton entered into an administration and management services agreement with Silver Wheaton whereby Silver Wheaton has agreed to pay a monthly fee of C$65,000 to Wheaton for its office facilities and the services of its personnel. Ian Telfer, the Chairman and Chief Executive Officer of Wheaton, is a director of Silver Wheaton, Eduardo Luna, the Executive Vice President and a director of Wheaton, is Chairman, Interim Chief Executive Officer and a director of Silver Wheaton, and Peter Barnes, the Executive Vice President and Chief Financial Officer of Wheaton, is Executive Vice President and Chief Financial Officer of Silver Wheaton.

        Pursuant to the Acquisition Agreement, on February 24, 2005, (i) the Goldcorp Board of Directors increased the number of Goldcorp directors to ten, with five former directors of Goldcorp being nominated by Ian W. Telfer, on behalf of Wheaton, to remain as directors of Goldcorp and five former directors of Wheaton being nominated by Robert R. McEwen, on behalf of Goldcorp, to become directors of Goldcorp; (ii) Ian W. Telfer became a director of Goldcorp and was appointed as Chief Executive Officer of Goldcorp; and (iii) Robert R. McEwen remained as a director and the Chairman of Goldcorp.

PERFORMANCE GRAPH

        The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on December 31, 1999 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Capped Gold Index for the five most recently completed financial years of Wheaton, assuming the reinvestment of all dividends.

        The dollar amounts indicated in the graph above and in the chart below are as of December 31 in each of the years 1999 through 2004.

	1999	2000	2001	2002	2003	2004
Wheaton River Minerals Ltd.	100.00	83.7	144.2	341.9	900.0	907.0
S&P/TSX Composite Index	100.00	107.4	93.9	82.2	104.2	119.3
S&P/TSX Capped Gold Index	100.00	89.3	109.8	138.2	161.1	148.5

AUDITORS, REGISTRAR AND TRANSFER AGENT

        The auditors of Wheaton are Deloitte & Touche LLP, Chartered Accountants, Four Bentall Centre, P.O. Box 49279, Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1P4.

        The registrar and transfer agent for the Common Shares and the warrant agent for the Wheaton Warrants is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

PRICE RANGES AND TRADING VOLUMES

Wheaton

        The Common Shares are listed and posted for trading on the TSX and the AMEX. The following table sets forth the volume of trading and price ranges of the Common Shares on the TSX and the AMEX since January 1, 2004:

Period	High (TSX/AMEX)	Low (TSX/AMEX)	Aggregate TSX/AMEX Volume
2004
January	C$4.25/$3.35	C$3.37/$2.53	127,472,087/119,593,000
February	C$4.05/$2.08	C$3.32/$2.47	109,099,946/109,130,000
March	C$4.68/$3.56	C$3.59/$2.66	213.783,824/138,696,992
April	C$4.55/$3.45	C$3.34/$2.42	260,929,788/135,012,000
May	C$4.12/$3.03	C$3.02/$2.15	150,569,830/93,676,000
June	C$4.08/$3.04	C$3.60/$2.62	126,388,556/77,474,400
July	C$3.98/$3.03	C$3.01/$2.25	139,366,700/61,575,100
August	C$3.73/$2.88	C$3.01/$2.28	68,631,557/54,998,100
September	C$4.03/$3.19	C$3.30/$2.56	71,709,128/53,533,300
October	C$4.15/$3.40	C$3.77/$2.99	133,209,160/86,373,000
November	C$4.43/$3.74	C$3.75/$3.06	127,235,208/92,563,000
December	C$4.22/$3.26	C$3.67/$3.05	158,607,336/109,285,400
2005
December 29 – January 20	C$4.02/$3.28	C$3.71/$3.06	56,578,204/44,025,900
January 21 – February 14	C$4.19/$3.41	C$3.78/$3.00	88,423,536/56,161,600
February 15 – February 28	C$4.32/$3.48	C$4.06/$3.26	19,425,407/16,822,100

Goldcorp

        The Goldcorp Shares are listed and posted for trading on the TSX and the NYSE. The following table sets forth the volume of trading and price ranges of the Common Shares on the TSX and the NYSE since January 1, 2004:

Period	High (TSX/AMEX)	Low (TSX/AMEX)	Aggregate TSX/NYSE Volume
2004
January	C$21.10/$16.59	C$17.06/$13.04	22,048,287/57,386,700
February	C$19.46/$14.84	C$17.30/$12.89	15,388,323/36,827,400
March	C$19.56/$14.93	C$17.31/$12.90	14,666,513/37,163,300
April	C$19.68/$15.05	C$14.80/$10.71	20,151,548/44,013,800
May	C$16.88/$12.41	C$14.15/$10.11	25,665,039/37,480,400
June	C$16.77/$12.39	C$14.76/$10.80	13,958,521/27,234,600
July	C$16.62/$12.60	C$14.49/$10.93	10,611,273/25,149,600
August	C$17.25/$13.28	C$14.69/$11.15	10,246,539/23,517,500
September	C$17.59/$13.94	C$15.50/$12.00	12,600,548/26,918,900
October	C$17.80/$14.33	C$16.47/$13.02	12,454,716/31,617,300
November	C$18.69/$15.79	C$16.07/$13.09	15,912,706/40,108,600
December	C$19.50/$15.75	C$16.10/$13.19	45,564,898/49,354,500
2005
December 29 – January 20	C$18.31/$15.16	C$16.31/$13.40	19,081,356/25,211,100
January 21 – February 14	C$18.14/$14.84	C$16.54/$13.33	32,406,022/31,128,700
February 15 – February 28	C$17.28/$14.06	C$16.26/$13.11	22,453,110/17,137,200

        In consideration for the 470,379,130 Common Shares taken up and paid for by Goldcorp under the Goldcorp Offer, Goldcorp issued 125,602,711 Goldcorp Shares.

PREVIOUS PURCHASES AND SALES OF SECURITIES

        During the last twelve months, no purchases of Common Shares were made by Wheaton.

        During the last five years, the only distributions of Common Shares by Wheaton (other than Common Shares issued pursuant to the exercise of stock options or warrants) were as follows:

  •
  In May 2001, Wheaton completed a private placement of 11,000,000 special warrants at a price of C$0.50 per special warrant (C$0.55 for persons associated with Wheaton) for gross proceeds of $3,456,000. Each special warrant was exchangeable, for no additional consideration, into one Common Share and one common share purchase warrant. Each share purchase warrant was exercisable into one Common Share at a price of C$0.75 per share until May 23, 2003. In 2002 and 2001, special warrants in the amounts of 9,910,000 and 1,090,000, respectively, were converted to Common Shares and share purchase warrants.

  •
  In May 2002, Wheaton completed a private placement to finance the Luismin mine purchase whereby 110,000,000 special warrants were issued at a price of C$1.15 per special warrant for gross proceeds of $82,068,000. Each special warrant entitled the holder to acquire, without further payment, one Common Share and one-half of one Wheaton Share Purchase Warrant. The special warrants were subsequently converted to Common Shares and Wheaton Share Purchase Warrants during 2002.

  •
  In February 2003, Wheaton issued and sold 230,000,000 subscription receipts at C$1.45 per subscription receipt by way of a private placement for gross proceeds of $217,952,000 (C$333.5 million) less agents' commissions and expenses of $15,934,000. Each subscription receipt was subsequently converted into one Common Share and one-quarter of one Wheaton Series A Warrant. The proceeds from this private placement were used to finance the acquisition of a 25% indirect interest in the Alumbrera project and 100% of the Peak mine.

  •
  In August 2003, Wheaton issued and sold 47,619,049 units at C$2.10 per unit for gross proceeds of $72,457,000 (C$100 million) less agents' commissions and expenses of C$4,514,000. Each unit was subsequently converted into one Common Share and one-half of one Wheaton Series B Warrant.

  •
  In October 2003, Wheaton issued and sold 38,100,000 units at C$3.15 per unit for gross proceeds of $89,490,000 (C$120,015,000) less agents' commissions and expenses of approximately $5,103,000. Each unit was subsequently converted into one Common Share and one-half of one Wheaton Series B Warrant.

  •
  In October 2003, 11,355,113 Common Shares were issued as a contingent payment under the purchase agreement to acquire the Luismin mine at $1.97 per share.

  •
  In January 2004, Wheaton issued 33,000,000 Common Shares and 21,500,000 Wheaton Series B Warrants for proceeds of $88,545,000 as partial consideration for the acquisition of the Amapari gold project in Brazil.

DIVIDEND POLICY

        Wheaton has not declared a dividend within the previous two years.

DOCUMENTS INCORPORATED BY REFERENCE

        The documents listed below, filed with the securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference in and form an integral part of this Circular:

Goldcorp Documents

  (a)
  the audited comparative consolidated financial statements of Goldcorp as at, and for the years ended, December 31, 2004, together with the auditors' report thereon;

  (b)
  Management's Discussion and Analysis of Results of Operations and Financial Condition of Goldcorp for the year ended December 31, 2004;

  (c)
  the material change report of Goldcorp dated February 20, 2005 concerning the satisfaction of the conditions under the Goldcorp Offer and the payment by Goldcorp for Common Shares taken up under the Goldcorp Offer;

  (d)
  the management information circular of Goldcorp dated December 31, 2004 (excluding the sections entitled "Report on Executive Compensation" and "Performance Graph");

  (e)
  the sections entitled "Goldcorp and Subco" in the Offer and Circular of Goldcorp dated December 29, 2004 providing for the Goldcorp Offer;

  (f)
  the material change report of Goldcorp dated December 24, 2004 concerning Goldcorp's approval of the Goldcorp Offer and entering into the Acquisition Agreement;

  (g)
  the material change report of Goldcorp dated December 7, 2004 concerning Goldcorp's intention to make the Goldcorp Offer;

  (h)
  the annual information form of Goldcorp dated May 14, 2004 for the year ended December 31, 2003; and

  (i)
  the management information circular of Goldcorp dated March 31, 2004 (excluding the sections entitled "Report on Executive Compensation" and "Performance Graph").

Wheaton Documents

  (a)
  the audited comparative consolidated financial statements of Wheaton as at, and for the years ended, December 31, 2004, together with the auditors' report thereon;

  (b)
  Management's Discussion and Analysis of Results of Operations and Financial Condition of Wheaton for the year ended December 31, 2004; and

  (c)
  the sections entitled "Background to the Goldcorp Offer" and "Recommendation of the Board of Directors" of the Wheaton Directors Circular.

        Any documents of the type referred to above (excluding confidential material change reports) filed by Wheaton or Goldcorp with any securities commission or similar regulatory authority in Canada, subsequent to the date of this Circular and prior to the Meeting, shall be deemed to be incorporated by reference in this Circular.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the statement so modified or superseded, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

        Although Wheaton has no knowledge that would indicate that any statement or information contained in the documents of Goldcorp incorporated by reference in this Circular is untrue or incomplete, Wheaton does not assume any responsibility for the accuracy or completeness of any statement or information contained in such documents.

DOCUMENTS RELATING TO THE GOLDCORP OFFER

        For additional information in connection with (i) the Goldcorp Offer, (ii) the reasons for the acquisition of Wheaton by Goldcorp, (iii) the Goldcorp Shares and (iv) the business and operations of Goldcorp and its affiliates, Shareholders are encouraged to refer to the following documents which were previously mailed by Goldcorp or Wheaton to the Shareholders:

  (a)
  the Offer and Circular of Goldcorp dated December 29, 2004 providing for the Goldcorp Offer;

  (b)
  the Notices of Extension pursuant to which Goldcorp extended the time during which the Goldcorp Offer was open for acceptance until 5:00 p.m. (Toronto time) on February 28, 2005; and

  (c)
  the Wheaton Directors Circular.

        Although Wheaton has no knowledge that would indicate that any statement or information contained in the Offer and Circular and Notices of Extension (collectively, the "Goldcorp Offer Documents") is untrue or incomplete, Wheaton does not assume any responsibility for the accuracy or completeness of any statement or information contained in the Goldcorp Offer Documents.

AVAILABILITY OF DOCUMENTS INCORPORATED BY
REFERENCE OR RELATING TO THE GOLDCORP OFFER

        Copies of the documents incorporated by reference herein and the Goldcorp Offer Documents may be obtained by a Shareholder or a holder of Wheaton Warrants or Wheaton Options without charge at any time prior to the date of the Meeting from the Director, Investor Relations of Wheaton at the offices of Wheaton, Suite 1560, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V6C 3L6.

NO MATERIAL CHANGES

        Directors and executive officers of Wheaton are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Goldcorp or Wheaton since December 31, 2004, being the date of the last published audited annual consolidated financial statements of Goldcorp and Wheaton, except as set forth in material change reports filed with Canadian securities regulatory authorities since such date and which are available at www.sedar.com and are incorporated herein by reference.

ADDITIONAL INFORMATION

        Each of Wheaton and Goldcorp is a reporting issuer or the equivalent in all provinces and, in the case of Goldcorp, territories of Canada and files its continuous disclosure documents with the Canadian securities regulatory authorities and with the SEC. Such documents, including financial information about each of Wheaton and Goldcorp, which is provided in each of the comparative financial statements and management's discussion and analysis for the most recently completed financial year and interim period of each of Wheaton and Goldcorp, are available without charge at www.sedar.com and www.sec.gov or may be obtained on request without charge from the Director, Investor Relations at the offices of Wheaton, 200 Burrard Street, Suite 1560, Vancouver, British Columbia V6C 3L6 (telephone: (604) 696-3011), in the case of Wheaton, and from the Corporate Secretary at the offices of Goldcorp, 145 King Street West, Suite 2700, Toronto, Ontario, Canada M5H 1J8 (telephone: (416) 865-0326).

        Information regarding Wheaton's Audit Committee will be contained in Wheaton's annual information form (the "AIF") to be filed prior to March 31, 2005 under the heading "Audit Committee" and a copy of the Audit Committee charter will be attached to the AIF as Schedule "A". The AIF will be available on SEDAR at www.sedar.com.

LEGAL MATTERS

        Certain legal matters in connection with the Arrangement will be passed upon by Davies Ward Phillips & Vineberg LLP, special counsel to Wheaton, and Fraser Milner Casgrain LLP, counsel to Goldcorp.

CONSENT OF DELOITTE & TOUCHE LLP

        We have read the management information circular of Wheaton River Minerals Ltd. ("Wheaton") dated March 15, 2005 relating to the Arrangement (as defined in the above mentioned circular). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above mentioned circular of our report dated February 25, 2005 to the shareholders of Wheaton on the consolidated balance sheets of Wheaton as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholder equity and cash flows for each of the years in the three-year period ended December 31, 2004.

Vancouver, British Columbia	(Signed) DELOITTE & TOUCHE LLP
March 15, 2005	Chartered Accountants

CONSENT OF KPMG LLP

        We have read the management information circular of Wheaton River Minerals Ltd. dated March 15, 2005 relating to the Arrangement. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above mentioned circular of our report dated February 7, 2005, except as to Note 15 which is as of February 14, 2005, to the shareholders of Goldcorp Inc. on the consolidated balance sheets of Goldcorp Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2004.

Toronto, Ontario	(Signed) KPMG LLP
March 15, 2005	Chartered Accountants

DIRECTORS' APPROVAL

        The Board of Directors has approved the contents and the sending of this Circular.

March 15, 2005	(Signed) Ian W. Telfer
Chairman and Chief Executive Officer

APPENDIX "A"

GLOSSARY

        In this Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below.

"Acquisition Agreement" means the acquisition agreement dated December 23, 2004 between Wheaton and Goldcorp, as amended;

"Amalgamated Wheaton" means the corporation created under the OBCA by the amalgamation of Wheaton and Goldcorp Subco pursuant to the Plan of Arrangement;

"AMEX" means the American Stock Exchange;

"Arrangement" means the arrangement pursuant to section 182 of the OBCA, on the terms and conditions set forth in the Plan of Arrangement, and any amendments or variations thereto;

"Arrangement Agreement" means the arrangement agreement dated March 14, 2005 between Goldcorp, Goldcorp ULC and Wheaton providing for the Arrangement;

"Arrangement Resolution" means the resolution of the Shareholders approving the Arrangement, substantially in the form attached as Schedule A to this Circular;

"Board of Directors" means the Board of Directors of Wheaton;

"Circular" means this management information circular of Wheaton dated March 15, 2005 mailed to Shareholders in connection with the Meeting;

"Common Shares" means common shares of Wheaton;

"Court" means the Superior Court of Justice (Ontario);

"Depositary" means Kingsdale Shareholder Services Inc., or such other depositary in respect of the Arrangement as may be appointed by Wheaton;

"Dissenting Shareholder" means a registered Shareholder who validly exercises its dissent rights in respect of the Arrangement;

"Effective Date" means the date shown on the Certificate of Arrangement issued under the OBCA giving effect to the Arrangement;

"Effective Time" means the commencement of the day on the Effective Date;

"Final Order" means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"Goldcorp" means Goldcorp Inc., a corporation existing under the laws of the Province of Ontario;

"Goldcorp Offer" means the offer to purchase all of the outstanding Common Shares made by Goldcorp and Goldcorp ULC on December 29, 2004, as extended by a Notice of Extension dated January 24, 2005 and by a Notice of Extension and Subsequent Offering Period dated February 14, 2005;

"Goldcorp Options" means options of Goldcorp to purchase Goldcorp Shares to be issued by Goldcorp and governed by the 2002 Goldcorp Stock Option Plan, as amended and restated effective May 29, 2002;

"Goldcorp Series A Warrants" means warrants of Goldcorp to be issued to holders of Wheaton Series A Warrants on the Effective Date in exchange for Wheaton Series A Warrants, with each such warrant entitling the holder thereof to purchase 0.25 of a Goldcorp Share at a price of C$1.65 and expiring May 30, 2007, which are to be issued pursuant to a supplemental indenture dated as of the Effective Date between Goldcorp and a warrant agent to be engaged by Goldcorp, provided that such warrants may only be exercised for whole Goldcorp Shares;

"Goldcorp Series B Warrants" means warrants of Goldcorp to be issued to holders of Wheaton Series B Warrants on the Effective Date in exchange for Wheaton Series B Warrants, with each such warrant entitling the holder thereof to purchase 0.25 of a Goldcorp Share at a price of C$3.10 and expiring August 25, 2008, which are to be issued pursuant to a supplemental indenture to be dated as of the Effective Date between Goldcorp and a warrant agent to be engaged by Goldcorp, provided that such warrants may only be exercised for whole Goldcorp Shares;

"Goldcorp Share Purchase Warrants" means warrants of Goldcorp to be issued to holders of Wheaton Share Purchase Warrants on the Effective Date in exchange for Wheaton Share Purchase Warrants, with each such warrant entitling the holder thereof to purchase 0.25 of a Goldcorp Share at a price of C$1.65 and expiring May 30, 2007, which are to be issued pursuant to a supplemental indenture dated as of the Effective Date between Goldcorp and a warrant agent to be engaged by Goldcorp, provided that such warrants may only be exercised for whole Goldcorp Shares;

"Goldcorp Shares" means common shares of Goldcorp;

"Goldcorp Subco" means Goldcorp Acquisition (Wheaton) Ltd., a wholly-owned subsidiary of Goldcorp existing under the OBCA;

"Goldcorp ULC" means Goldcorp Acquisition ULC, an unlimited liability company existing under the laws of the Province of Nova Scotia;

"Goldcorp Warrants" means, collectively, the Goldcorp Share Purchase Warrants, the Goldcorp Series A Warrants and the Goldcorp Series B Warrants;

"Interim Order" means the interim order of the Court dated March 15, 2005, a copy of which is attached to this Circular as Schedule D;

"Letter of Transmittal" means the letter of transmittal and acceptance which accompanies this Circular;

"Meeting" means the special meeting of Shareholders to consider the Arrangement Resolution, including any adjournment(s) or postponement(s) thereof;

"NYSE" means the New York Stock Exchange;

"OBCA" means the Business Corporations Act (Ontario), as amended;

"Offer and Circular" means the Goldcorp Offer and take-over bid circular dated December 29, 2004 pursuant to which Goldcorp and Goldcorp ULC offered to acquire all of the outstanding Common Shares;

"Plan of Arrangement" means the plan of arrangement annexed as Exhibit A to the Arrangement Agreement, and any amendment or variation thereto made in accordance with the terms thereof;

"Proxy" means the form of proxy in respect of the Meeting which accompanies this Circular;

"SEC" means the United States Securities and Exchange Commission;

"Shareholders" means holders of Common Shares;

"TSX" means the Toronto Stock Exchange;

"Wheaton" means Wheaton River Minerals Ltd., a corporation existing under the OBCA;

"Wheaton Directors Circular" means the directors' circular of Wheaton dated December 29, 2004 in respect of the Goldcorp Offer;

"Wheaton Options" means options of Wheaton to purchase Common Shares issued pursuant to the Wheaton Share Option Plans and options to purchase Common Shares issued pursuant to the acquisition of the Luismin mine, which options are subject to the terms of Wheaton's 2001 Share Option Plan;

"Wheaton Series A Warrants" means Series A Warrants, expiring May 30, 2007, entitling the holders to purchase Common Shares at a price of C$1.65 per Common Share issued and outstanding pursuant to the warrant indenture dated February 27, 2003 between Wheaton and CIBC Mellon Trust Company;

"Wheaton Series B Warrants" means Series B Warrants, expiring August 25, 2008, entitling the holders to purchase Common Shares at a price of C$3.10 per Common Share issued and outstanding pursuant to the warrant indenture dated August 25, 2003 between Wheaton and CIBC Mellon Trust Company, and two supplemental warrant indentures dated October 14, 2003 and January 8, 2004, respectively, each of which is between Wheaton and CIBC Mellon Trust Company;

"Wheaton Share Option Plans" means the share option plans of Wheaton adopted in 1995 and 2001, as amended from time to time;

"Wheaton Share Purchase Warrants" means warrants, expiring May 30, 2007, entitling the holders to purchase Common Shares at a price of C$1.65 per Common Share issued and outstanding pursuant to the warrant indenture dated May 30, 2002 between Wheaton and CIBC Mellon Trust Company;

"Wheaton Warrant Indentures" means the warrant indentures made between Wheaton and CIBC Mellon Trust Company dated May 30, 2002, February 27, 2003 and August 25, 2003 governing the Wheaton Series A Warrants, the Wheaton Series B Warrants and the Wheaton Share Purchase Warrants, respectively, as such indentures have been amended or supplemented; and

"Wheaton Warrants" means, collectively, the Wheaton Share Purchase Warrants, the Wheaton Series A Warrants and the Wheaton Series B Warrants.

SCHEDULE A

ARRANGEMENT RESOLUTION

Arrangement under Section 182 of the
 Business Corporations Act (Ontario)

BE IT RESOLVED THAT:

1.
The arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) (the "OBCA") involving Wheaton River Minerals Ltd. ("Wheaton"), as more particularly described and set forth in the management information circular of Wheaton accompanying the notice of this meeting, as the Arrangement may be modified or amended, is hereby authorized, approved and adopted.

2.
The plan of arrangement (the "Plan of Arrangement") effecting the Arrangement, the full text of which is set out as Exhibit A to the arrangement agreement dated March 14, 2005 (the "Arrangement Agreement") between Wheaton, Goldcorp Inc. and Goldcorp Acquisition ULC, as the Plan of Arrangement may be modified or amended, is hereby authorized, approved and adopted.

3.
Notwithstanding that this resolution has been duly passed by the shareholders of Wheaton or that the Arrangement has been approved by the Superior Court of Justice (Ontario) (the "Court"), the directors of Wheaton are hereby authorized and empowered without further notice to or approval of the shareholders of Wheaton to (i) amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted therein in any manner not inconsistent with an applicable order of the Court, and (ii) subject to the terms of the Arrangement Agreement, to not proceed with the Arrangement.

4.
Any director or officer of Wheaton is hereby authorized and directed for and on behalf of Wheaton to execute, under the seal of Wheaton or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Arrangement Agreement for filing.

5.
Any director or officer of Wheaton is hereby authorized and directed for and on behalf of Wheaton to execute, under the seal of Wheaton or otherwise, and deliver all such other documents, instruments and agreements and take such other action as such director or officer may determine to be necessary or desirable to implement this resolution or otherwise in connection with the matters authorized or contemplated hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, instruments or agreements and the taking of any such action.

A-1

SCHEDULE B

ARRANGEMENT AGREEMENT

        THIS AGREEMENT made as of the 14th day of March, 2005.

B E T W E E N:

GOLDCORP INC., a corporation existing under the laws of the Province of Ontario,
(hereinafter referred to as "Goldcorp")
– and –
GOLDCORP ACQUISITION ULC, an unlimited company existing under the laws of the Province of Nova Scotia,
(hereinafter referred to as "Goldcorp ULC")
– and –
WHEATON RIVER MINERALS LTD., a corporation existing under the laws of the Province of Ontario,
(hereinafter referred to as "Wheaton").

        WHEREAS Goldcorp and Wheaton entered into an acquisition agreement dated December 23, 2004, as amended (the "Acquisition Agreement");

        AND WHEREAS pursuant to the Acquisition Agreement, Goldcorp and Goldcorp ULC made an offer to purchase all Wheaton Shares (as defined below) on December 29, 2004, as extended by notice of extension dated January 24, 2005 and by notice of extension and subsequent offering period dated February 14, 2005 (the "Goldcorp Offer");

        AND WHEREAS Goldcorp and Goldcorp ULC, as applicable, acquired all Wheaton Shares tendered to the Goldcorp Offer and, as at the date hereof, Goldcorp holds, directly or indirectly, 470,379,130 Wheaton Shares, representing approximately 82% of the outstanding Wheaton Shares;

        AND WHEREAS pursuant to the Acquisition Agreement, Goldcorp and Wheaton agreed to take all necessary steps to proceed with a subsequent acquisition transaction to acquire all Wheaton Shares not tendered to the Goldcorp Offer;

        AND WHEREAS in accordance with the Acquisition Agreement, Goldcorp, Goldcorp ULC and Wheaton propose to proceed with a subsequent acquisition transaction pursuant to an arrangement under section 182 of the Business Corporations Act (Ontario) involving Wheaton, its shareholders, Goldcorp and a wholly-owned subsidiary of Goldcorp, which together with the Goldcorp Offer, constitutes a single integrated transaction;

        NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1    Definitions

        In this Agreement, unless the context otherwise requires:

        "Arrangement" means the arrangement pursuant to section 182 of the OBCA, on the terms and conditions set forth in the Plan of Arrangement, and any amendment or variation thereto in accordance with the terms thereof;

        "Arrangement Resolution" means a resolution of the Wheaton Shareholders approving the Arrangement and the Plan of Arrangement;

        "Business Day" means any day other than a Saturday, Sunday, a public holiday or a day on which commercial banks are not open for business in the Cities of Toronto or Vancouver;

        "Circular" means the management information circular of Wheaton to be mailed to the Wheaton Shareholders in connection with the Meeting;

        "Court" means the Superior Court of Justice (Ontario);

        "Dissent Rights" means the rights of dissent of Wheaton Shareholders in respect of the Arrangement pursuant to Section 3.1 of the Plan of Arrangement;

        "Effective Date" means the date shown on the Certificate of Arrangement to be issued under the OBCA giving effect to the Arrangement;

        "Effective Time" means the commencement of the day on the Effective Date;

        "Final Order" means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

        "Goldcorp Options" means options of Goldcorp to purchase Goldcorp Shares to be issued by Goldcorp and governed by the 2002 Goldcorp Stock Option Plan, as amended and restated effective May 29, 2002;

        "Goldcorp Shares" means common shares in the capital of Goldcorp;

        "Goldcorp Warrants" means the warrants of Goldcorp to be issued to holders of Wheaton Warrants under the Arrangement;

        "Interim Order" means the interim order of the Court to be issued pursuant to the application referred to in subsection 2.2(a);

        "Meeting" means the special meeting of the Wheaton Shareholders, including any postponement(s) or adjournment(s) thereof, that is to be convened as provided in the Interim Order to consider the Arrangement Resolution;

        "Nova Scotia Wind-Up" means the dissolution of Goldcorp ULC and the voluntary surrender by Goldcorp ULC of its certificate of incorporation as contemplated by Section 2.1;

        "OBCA" means the Business Corporations Act (Ontario), as amended;

        "Plan of Arrangement" means the plan of arrangement substantially in the form and content annexed as Exhibit A hereto, and any amendment or variation thereto in accordance with the terms thereof;

        "Registrar" means the Registrar of Joint Stock Companies appointed under section 3(1) of the Companies Act (Nova Scotia) and includes the Deputy Registrar or any person authorized by the Governor in Council to perform the duties of the Registrar in her absence;

        "Wheaton Options" means the options of Wheaton to purchase Wheaton Shares issued pursuant to the share option plans of Wheaton adopted in 1995 and 2001 and the options to purchase Wheaton Shares issued pursuant to the acquisition of the Luismin mine, which options are subject to the terms of Wheaton's 2001 share option plan;

        "Wheaton Shareholders" means, collectively, the holders of Wheaton Shares;

        "Wheaton Shares" means common shares in the capital of Wheaton; and

        "Wheaton Warrants" means: (i) the warrants expiring May 30, 2007 entitling the holders to purchase Wheaton Shares at a price of $1.65 per Wheaton Share issued and outstanding pursuant to the warrant indenture dated May 30, 2002 between Wheaton and CIBC Mellon Trust Company; (ii) the Series B Warrants, expiring August 25, 2008, entitling the holders to purchase Wheaton Shares at a price of $3.10 per Wheaton Share issued and outstanding pursuant to the warrant indenture dated August 25, 2003, and two supplemental warrant indentures dated October 14, 2003 and January 8, 2004, respectively, each of which is between Wheaton and CIBC Mellon Trust Company; and (iii) the Series A Warrants, expiring May 30, 2007, entitling the holders to purchase Wheaton Shares at a price of $1.65 per Wheaton Share issued and outstanding pursuant to the warrant indenture dated February 27, 2003 between Wheaton and CIBC Mellon Trust Company.

1.2    Interpretation Not Affected by Headings

        The division of this Agreement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless otherwise specified, references to Articles, Sections and subsections are to Articles, Sections and subsections of this Agreement.

1.3    Currency

        Except as expressly indicated otherwise, all sums of money referred to in this Agreement are expressed in Canadian dollars.

1.4    Number and Gender

        In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof).

1.5    Exhibit

        Exhibit A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into and forms part of this Agreement.

ARTICLE 2
THE TRANSACTION

2.1    Wind-Up of Goldcorp ULC

        As soon as reasonably practicable following the execution of this Agreement, Goldcorp and Goldcorp ULC shall take all steps necessary or desirable to effect the dissolution of Goldcorp ULC and the voluntary surrender by Goldcorp ULC of its certificate of incorporation prior to the Arrangement, including the following steps:

  (a)
  Goldcorp, as sole shareholder of Goldcorp ULC, shall pass a special resolution authorizing Goldcorp ULC to apply to the Registrar for leave to surrender the certificate of incorporation of Goldcorp ULC and Goldcorp ULC shall make such application;

  (b)
  Goldcorp and Goldcorp ULC shall enter into a general conveyance and assumption of liabilities agreement pursuant to which all of the assets of Goldcorp ULC are transferred to Goldcorp and all of the liabilities of Goldcorp ULC are assumed by Goldcorp and Goldcorp ULC shall execute all necessary specific assignments to effect such transfers; and

  (c)
  a notice of intention to surrender the certificate of incorporation of Goldcorp ULC shall be advertised in the Royal Gazette and in a newspaper published in the place of Goldcorp ULC's registered office.

2.2    Arrangement

  (a)
  As soon as reasonably practicable following the execution of this Agreement, Wheaton shall file, proceed with and diligently prosecute an application pursuant to section 182(5) of the OBCA for the Interim Order as contemplated in Section 2.4.

  (b)
  As soon as reasonably practicable after obtaining the Interim Order, Wheaton shall convene and hold the Meeting for the purpose of considering the Arrangement Resolution.

  (c)
  If the Interim Order and the approval of the Wheaton Shareholders as set out in the Interim Order are obtained, Wheaton shall promptly thereafter take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order.

  (d)
  Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, Wheaton shall file, pursuant to section 183 of the OBCA, articles of arrangement to give effect to the Arrangement and implement the Plan of Arrangement.

2.3    Effective Date of Arrangement

        The Arrangement shall become effective at the Effective Time and the steps to be carried out pursuant to the Arrangement shall become effective in the order set out in the Plan of Arrangement.

2.4    Interim Order

        The notice of motion for the application referred to in subsection 2.2(a) shall request that the Interim Order provide, among other things:

  (a)
  for the calling and holding of the Meeting for the purpose of considering the Arrangement Resolution;

  (b)
  for the Meeting to be called, held and conducted in accordance with the provisions of the OBCA, the by-laws of Wheaton, the Circular and the Interim Order;

  (c)
  that the requisite shareholder approval for the Arrangement Resolution shall be at least 66 2/3% of the votes cast by Wheaton Shareholders present in person or represented by proxy at the Meeting; and

  (d)
  for the grant of rights of dissent as provided in Section 3.1 of the Plan of Arrangement.

2.5    Wind-Up of Amalgamated Wheaton

        The parties shall take all steps as are necessary or desirable to complete the winding-up of Amalgamated Wheaton (as defined in the Plan of Arrangement) into Goldcorp referred to in subsection 2.2 of the Plan of Arrangement, including the execution of a general conveyance and assumption of liabilities agreement on the Effective Date, such that all of the assets of Amalgamated Wheaton shall be transferred to Goldcorp, all of the obligations of Amalgamated Wheaton shall be assumed by Goldcorp and Amalgamated Wheaton shall cease to exist.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1    Representations and Warranties of Wheaton

        Wheaton represents and warrants to Goldcorp and Goldcorp ULC as follows and acknowledges that Goldcorp and Goldcorp ULC are relying on such representations and warranties in connection with the Arrangement:

  (a)
  Wheaton is validly existing under the laws of the Province of Ontario, has the corporate power to enter into this Agreement and to perform its obligations hereunder and is duly qualified as a corporation to do business in each jurisdiction in which the nature of its business makes such qualification necessary;

  (b)
  this Agreement has been duly authorized, executed and delivered by Wheaton and is a legal, valid and binding obligation of Wheaton, enforceable against Wheaton by each of Goldcorp and Goldcorp ULC in accordance with its terms;

  (c)
  except as disclosed to Goldcorp, the execution and delivery of this Agreement by Wheaton and the consummation of the Arrangement will not:

  (i)
  result in the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of Wheaton under:

  (A)
  any provision of the constating documents or by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of Wheaton;

  (B)
  any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over Wheaton;

  (C)
  any licence, permit, approval, consent or authorization held by Wheaton that is necessary to the operation of the business carried on by Wheaton and its subsidiaries;

  (D)
  any applicable law, statute, ordinance, regulation or rule the breach of which would have a material adverse effect on the business carried on by Wheaton and its subsidiaries; or

  (E)
  any other contract or agreement that is material to Wheaton and its subsidiaries; or

  (ii)
  give rise to any right of termination or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity;

  (d)
  the authorized capital of Wheaton consists of an unlimited number of Wheaton Shares and an unlimited number of preference shares;

  (e)
  other than the Wheaton Warrants and the Wheaton Options, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Wheaton to issue any shares of Wheaton; and

  (f)
  except as disclosed to Goldcorp or as contemplated in this Agreement, the Interim Order or the Final Order, there is no requirement for Wheaton to make any filing with, give any notice to or to obtain any licence, permit, certificate, registration, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful consummation of the Arrangement.

3.2    Representations and Warranties of Goldcorp

        Goldcorp represents and warrants to Wheaton as follows and acknowledges that Wheaton is relying on such representations and warranties in connection with the Arrangement:

  (a)
  Goldcorp is validly existing under the laws of the Province of Ontario, has the corporate power to enter into this Agreement and to perform its obligations hereunder and is duly qualified as a corporation to do business in each jurisdiction in which the nature of its business makes such qualification necessary;

  (b)
  this Agreement has been duly authorized, executed and delivered by Goldcorp and is a legal, valid and binding obligation of Goldcorp, enforceable against Goldcorp by Wheaton in accordance with its terms;

  (c)
  the execution and delivery of this Agreement by Goldcorp and the consummation of the Arrangement will not:

  (i)
  result in the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of Goldcorp under:

  (A)
  any provision of the constating documents or by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of Goldcorp;

  (B)
  any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over Goldcorp;

  (C)
  any licence, permit, approval, consent or authorization held by Goldcorp that is necessary to the operation of the business carried on by Goldcorp and its subsidiaries;

      (D)
      any applicable law, statute, ordinance, regulation or rule the breach of which would have a material adverse effect on the business carried on by Goldcorp and its subsidiaries; or

      (E)
      any other contract or agreement that is material to Goldcorp and its subsidiaries; or

    (ii)
    give rise to any right of termination or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity;

  (d)
  the authorized capital of Goldcorp consists of an unlimited number of Goldcorp Shares;

  (e)
  except for options of Goldcorp outstanding as at the date hereof under the 2002 Goldcorp Stock Option Plan and the 3,000,000 share purchase warrants expiring May 13, 2009, each of which entitles the holder to acquire 2.08 Goldcorp Shares, at a total price of $20.00 ($10.00 per share), and the 4,000,000 share purchase warrants expiring April 30, 2007, each of which entitles the holder to acquire 2.08 Goldcorp Shares at a total price of $25.00 ($12.50 per share), as amended and restated effective May 29, 2002 and as contemplated in the Arrangement, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Goldcorp to issue shares of Goldcorp;

  (f)
  except as disclosed to Wheaton or as contemplated in this Agreement, the Interim Order or the Final Order, there is no requirement for Goldcorp to make any filing with, give any notice to or to obtain any licence, permit, certificate, registration, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful consummation of the Arrangement; and

  (g)
  Goldcorp directly or indirectly owns 470,379,130 Wheaton Shares, with 86,791,993 Wheaton Shares held directly by Goldcorp and 383,587,137 Wheaton Shares held by Goldcorp ULC.

3.3    Representations and Warranties of Goldcorp ULC

        Goldcorp ULC represents and warrants to Wheaton as follows and acknowledges that Wheaton is relying on such representations and warranties in connection with the Arrangement:

  (a)
  Goldcorp ULC is validly existing under the laws of the Province of Nova Scotia, has the corporate power to enter into this Agreement and to perform its obligations hereunder and is duly qualified as a company to do business in each jurisdiction in which the nature of its business makes such qualification necessary;

  (b)
  this Agreement has been duly authorized, executed and delivered by Goldcorp ULC and is a legal, valid and binding obligation of Goldcorp ULC, enforceable against Goldcorp ULC by Wheaton in accordance with its terms;

  (c)
  the execution and delivery of this Agreement by Goldcorp ULC and the consummation of the Arrangement will not:

  (i)
  result in the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of Goldcorp ULC under:

  (A)
  any provision of the constating documents or resolutions of the board of directors (or any committee thereof) or shareholders of Goldcorp ULC;

  (B)
  any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over Goldcorp ULC;

  (C)
  any licence, permit, approval, consent or authorization held by Goldcorp ULC that is necessary to the operation of the business carried on by Goldcorp ULC;

  (D)
  any applicable law, statute, ordinance, regulation or rule the breach of which would have a material adverse effect on the business carried on by Goldcorp ULC; or

  (E)
  any other contract or agreement that is material to Goldcorp ULC; or

    (ii)
    give rise to any right of termination or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity;

  (d)
  except as disclosed to Wheaton or as contemplated in this Agreement, there is no requirement for Goldcorp ULC to make any filing with, give any notice to or to obtain any licence, permit, certificate, registration, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful consummation of the Arrangement; and

  (e)
  Goldcorp ULC owns 383,587,137 Wheaton Shares.

ARTICLE 4
COVENANTS

4.1    Covenants of Goldcorp and Goldcorp ULC

        Each of Goldcorp and Goldcorp ULC covenants and agrees that:

  (a)
  it will do all such acts and things as are necessary or desirable in order to give effect to the Arrangement and the Nova Scotia Wind-Up and, without limiting the foregoing, it will apply for and use its reasonable efforts to obtain such consents, orders or approvals as are necessary or desirable for the implementation of the Arrangement and the Nova Scotia Wind-Up;

  (b)
  in the case of Goldcorp, it will authorize the Goldcorp Shares, Goldcorp Warrants and Goldcorp Options to be issued pursuant to the Arrangement;

  (c)
  in the case of Goldcorp, it will incorporate a corporation under the OBCA to be named "Goldcorp Acquisition (Wheaton) Ltd." as a wholly-owned subsidiary to participate in the Arrangement;

  (d)
  it will prepare and file with all applicable securities commissions or similar securities regulatory authorities of Canada all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable securities laws of Canada for the issue by Goldcorp of Goldcorp Shares, Goldcorp Warrants and Goldcorp Options pursuant to the Plan of Arrangement (subject to requirements of general application);

  (e)
  it will consult with Wheaton in issuing any press releases or otherwise making public statements with respect to this Agreement or the transactions contemplated herein;

  (f)
  it will vote all Wheaton Shares it holds (including Wheaton Shares acquired by Goldcorp pursuant to the Nova Scotia Wind-Up) in favour of the Arrangement Resolution, either in person or by proxy, at the Meeting; and

  (g)
  to the extent within its power, it will forthwith carry out the terms of the Interim Order and the Final Order.

4.2    Covenants of Wheaton

        Wheaton covenants and agrees that:

  (a)
  it will do all such acts and things as are necessary or desirable in order to give effect to the Arrangement and, without limiting the foregoing, it will apply for and use its reasonable efforts to obtain such consents, orders or approvals as are necessary or desirable for the implementation of the Arrangement;

  (b)
  it will, in a timely and expeditious manner, prepare and file, in consultation with Goldcorp and its advisors, the Circular in all jurisdictions where the same is required and send the Circular to the Wheaton Shareholders and to the holders of the Wheaton Warrants and the Wheaton Options;

  (c)
  it will, in a timely and expeditious manner, convene the Meeting on a date agreed to by the parties to this Agreement, and conduct the Meeting in accordance with the Interim Order;

  (d)
  it will consult with Goldcorp and its advisors in issuing any press releases or otherwise making public statements with respect to this Agreement or the transactions contemplated herein; and

  (e)
  to the extent within its power, it will forthwith carry out the terms of the Interim Order and the Final Order.

ARTICLE 5
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

5.1    The representations and warranties of the parties contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated and extinguished at the Effective Date.

ARTICLE 6
CONDITIONS

6.1    Mutual Conditions of Goldcorp and Wheaton

        The obligations of Goldcorp and Wheaton to complete the Arrangement are subject to the fulfilment of the following conditions:

  (a)
  the Nova Scotia Wind-Up shall have been completed;

  (b)
  the Arrangement Resolution shall have been approved by the vote of Wheaton Shareholders at the Meeting required pursuant to the Interim Order;

  (c)
  there shall not be in force any order or decree of a court or other tribunal of competent jurisdiction restraining or enjoining the consummation of the Arrangement;

  (d)
  all consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, required or necessary for the completion of the Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, and none of such consents, orders, regulations or approvals shall contain terms or conditions that are unsatisfactory or unacceptable to Goldcorp or Wheaton, acting reasonably;

  (e)
  the Interim Order shall have been granted in form and substance satisfactory to Goldcorp and Wheaton, acting reasonably;

  (f)
  the Final Order shall have been granted in form and substance satisfactory to Goldcorp and Wheaton, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise; and

  (g)
  the number of Wheaton Shares held by Wheaton Shareholders that have validly exercised Dissent Rights shall not exceed 5% of the number of Wheaton Shares outstanding at the date hereof.

        The foregoing conditions are for the benefit of each of Goldcorp and Wheaton and may be waived, in whole or in part, by either of Goldcorp or Wheaton in writing at any time. If any of the foregoing conditions are not satisfied or waived on or before June 28, 2005, or such other date as may be agreed by the parties, then Goldcorp or Wheaton may terminate this Agreement by written notice to the other parties.

6.2    Merger of Conditions

        The conditions set out in this Article shall be conclusively deemed to have been satisfied, waived or released upon the completion of the Arrangement.

ARTICLE 7
TERMINATION

7.1    Termination

        This Agreement may be terminated by mutual written agreement of the parties hereto or in the circumstances contemplated in Article 6 without further action on the part of their respective shareholders.

ARTICLE 8
GENERAL

8.1    Expenses

        The parties agree that all fees and expenses incurred by Wheaton in connection with the Arrangement, including, without limitation, financial advisors' fees, filing fees, legal and accounting fees and printing and mailing costs, will be paid for by Goldcorp. For greater certainty, Goldcorp will not pay for fees and expenses incurred by Wheaton in respect of the Goldcorp Offer.

8.2    Amendment

        This Agreement may, at any time and from time to time before or after the holding of the Meeting, be amended by mutual written agreement of the parties hereto without further notice to or authorization on the part of their respective shareholders.

8.3    Notices

        Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to the other party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, and if not, the next succeeding Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

        The address for notice of each of the parties hereto shall be as follows:

(a)
if to Goldcorp or Goldcorp ULC:

  145 King Street West
  Suite 2700
  Toronto, Ontario M5H 1J8

  Attention: Robert McEwen, Chairman

  Fax: (416) 361-6403

  with a copy to:

  Fraser Milner Casgrain LLP
  Suite 3900
  1 First Canadian Place
  Toronto, Ontario M5X 1B2

  Attention: Michael Melanson

  Fax: (416) 863-4592

(b)
if to Wheaton:

  200 Burrard Street
  Suite 1560
  Vancouver, B.C.
  V6C 3L6

  Attention: Ian W. Telfer, Chairman and Chief Executive Officer

  Fax: (604) 696-3001

  with a copy to:

  Davies, Ward Phillips & Vineberg LLP
  44th Floor
  1 First Canadian Place
  Toronto, Ontario M5X 1B1

  Attention: William N. Gula and Vincent A. Mercier

  Fax: (416) 863-0871

8.4    Time of the Essence

        Time shall be of the essence in this Agreement.

8.5    Entire Agreement

        This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

8.6    Governing Law

        This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

8.7    Waiver

        No waiver by any party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

8.8    Enurement and Assignment

        This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any party without the prior written consent of the other parties hereto.

8.9    Counterparts and Telecopies

        This Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Transmission by telecopier of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart, provided that the party so delivering such counterpart shall, promptly after such delivery, deliver the original of such counterpart of the Agreement to the other parties hereto.

        IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

GOLDCORP INC.
By:	(Signed)
GOLDCORP ACQUISITION ULC
By:	(Signed)
WHEATON RIVER MINERALS LTD.
By:	(Signed)

EXHIBIT A

PLAN OF ARRANGEMENT UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1    Definitions.

        In this Plan of Arrangement:

  (a)
  "Amalgamated Wheaton" means the corporation created under the OBCA by the amalgamation of Wheaton and Goldcorp Subco pursuant to this Plan of Arrangement;

  (b)
  "Arrangement" means the arrangement under the provisions of section 182 of the OBCA, on the terms and conditions set forth in this Plan of Arrangement, and any amendment or variation thereof;

  (c)
  "Court" means the Superior Court of Justice (Ontario);

  (d)
  "Depositary" means Kingsdale Shareholder Services Inc., or such other depositary in respect of the Arrangement as may be appointed by Wheaton;

  (e)
  "Dissent Rights" has the meaning ascribed thereto in Section 3.1;

  (f)
  "Dissenting Shareholder" means a registered Wheaton Shareholder who validly exercises Dissent Rights in respect of the Arrangement;

  (g)
  "Effective Date" means the date shown on the Certificate of Arrangement issued under the OBCA giving effect to the Arrangement;

  (h)
  "Effective Time" means the commencement of the day on the Effective Date;

  (i)
  "Final Order" means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

  (j)
  "Goldcorp" means Goldcorp Inc., a corporation existing under the OBCA;

  (k)
  "Goldcorp Options" means options of Goldcorp to purchase Goldcorp Shares to be issued by Goldcorp and governed by the 2002 Goldcorp Stock Option Plan, as amended and restated effective May 29, 2002;

  (l)
  "Goldcorp Series A Warrants" means warrants of Goldcorp to be issued to holders of Wheaton Series A Warrants on the Effective Date in exchange for Wheaton Series A Warrants, with each such warrant entitling the holder thereof to purchase 0.25 of a Goldcorp Share at a price of $1.65 and expiring May 30, 2007, which are to be issued pursuant to a supplemental indenture dated as of the Effective Date between Goldcorp and a warrant agent to be engaged by Goldcorp, provided that such warrants may only be exercised for whole Goldcorp Shares;

  (m)
  "Goldcorp Series B Warrants" means warrants of Goldcorp to be issued to holders of Wheaton Series B Warrants on the Effective Date in exchange for Wheaton Series B Warrants, with each such warrant entitling the holder thereof to purchase 0.25 of a Goldcorp Share at a price of $3.10 and expiring August 25, 2008, which are to be issued pursuant to a supplemental indenture to be dated as of the Effective Date between Goldcorp and a warrant agent to be engaged by Goldcorp, provided that such warrants may only be exercised for whole Goldcorp Shares;

  (n)
  "Goldcorp Share Purchase Warrants" means warrants of Goldcorp to be issued to holders of Wheaton Share Purchase Warrants on the Effective Date in exchange for Wheaton Share Purchase Warrants, with each such warrant entitling the holder to purchase 0.25 of a Goldcorp Share at a price of $1.65 and expiring May 30, 2007, which are to be issued pursuant to a warrant indenture dated as of the

    Effective Date between Goldcorp and a warrant agent to be engaged by Goldcorp, provided that such warrants may only be exercised for whole Goldcorp Shares;

  (o)
  "Goldcorp Shares" means common shares in the capital of Goldcorp;

  (p)
  "Goldcorp Subco" means Goldcorp Acquisition (Wheaton) Ltd., a corporation existing under the OBCA;

  (q)
  "Interim Order" means the interim order of the Court dated March 15, 2005 in respect of the Arrangement;

  (r)
  "Letter of Transmittal" means the letter of transmittal and acceptance mailed to Wheaton Shareholders in connection with the Arrangement;

  (s)
  "Meeting" means the special meeting of the Wheaton Shareholders, including any postponement(s) or adjournment(s) thereof, called to consider the Arrangement;

  (t)
  "OBCA" means the Business Corporations Act (Ontario), as amended;

  (u)
  "Plan of Arrangement" means this plan of arrangement, and any amendment or variation thereto made in accordance with the terms hereof;

  (v)
  "Registrar" means the Registrar of Joint Stock Companies appointed under section 3(1) of the Companies Act (Nova Scotia) and includes the Deputy Registrar or any person authorized by the Governor in Council to perform the duties of the Registrar in her absence;

  (w)
  "Wheaton" means Wheaton River Minerals Ltd., a corporation existing under the OBCA;

  (x)
  "Wheaton Options" means the options of Wheaton issued pursuant to the share option plans of Wheaton adopted in 1995 and 2001 and the options to purchase Wheaton Shares issued pursuant to the acquisition of the Luismin mine, which options are subject to the terms of Wheaton's 2001 Share Option Plan;

  (y)
  "Wheaton Series A Warrants" means Series A Warrants, expiring May 30, 2007, entitling the holders to purchase Wheaton Shares at a price of $1.65 per Wheaton Share issued and outstanding pursuant to the warrant indenture dated February 27, 2003 between Wheaton and CIBC Mellon Trust Company;

  (z)
  "Wheaton Series B Warrants" means Series B Warrants, expiring August 25, 2008, entitling the holders to purchase Wheaton Shares at a price of $3.10 per Wheaton Share issued and outstanding pursuant to the warrant indenture dated August 25, 2003 between Wheaton and CIBC Mellon Trust Company, and two supplemental warrant indentures dated October 14, 2003 and January 8, 2004, respectively, each of which is between Wheaton and CIBC Mellon Trust Company;

  (aa)
  "Wheaton Share Purchase Warrants" means warrants, expiring May 30, 2007, entitling the holders to purchase Wheaton Shares at a price of $1.65 per Wheaton Share issued and outstanding pursuant to the warrant indenture dated May 30, 2002 between Wheaton and CIBC Mellon Trust Company;

  (bb)
  "Wheaton Shareholders" means, collectively, the holders of Wheaton Shares; and

  (cc)
  "Wheaton Shares" means common shares in the capital of Wheaton.

1.2    Headings and References.

        The division of this Plan of Arrangement into Sections and the insertion of headings are for convenience of reference only and do not affect in any way the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Sections are to Sections of this Plan of Arrangement.

1.3    Currency.

        All sums of money referred to in this Plan of Arrangement are expressed and shall be payable in Canadian dollars.

1.4    Number and Gender.

        In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and a reference to a person shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof).

ARTICLE 2
THE ARRANGEMENT

2.1    Plan of Arrangement.

        This Plan of Arrangement constitutes an arrangement as referred to in Section 182 of the OBCA.

2.2    The Arrangement.

        At the Effective Time, the following shall occur and shall be deemed to have occurred in the following order without any further act or formality:

  (a)
  Wheaton and Goldcorp Subco shall be amalgamated and continue as one company under the OBCA and the following provisions shall apply to Amalgamated Wheaton:

  (i)
  the name of Amalgamated Wheaton shall be "Wheaton River Minerals Ltd." and the registered office of Amalgamated Wheaton shall be located at 145 King Street West, Suite 2700 Toronto, Ontario M5H 1J8;

  (ii)
  the authorized capital of Amalgamated Wheaton shall be an unlimited number of common shares with the rights, privileges, restrictions and conditions described in Schedule A to this Plan of Arrangement;

  (iii)
  there shall be no restrictions on the business which Amalgamated Wheaton is authorized to carry on or the powers which Amalgamated Wheaton may exercise;

  (iv)
  the board of directors of Amalgamated Wheaton shall, until otherwise changed in accordance with the OBCA, consist of a minimum of one and a maximum of 10 directors. The number of directors of Amalgamated Wheaton shall initially be three. The first directors of Amalgamated Wheaton shall be the persons whose names and municipality of residence appear below:

Name	Municipality of Residence

Ian W. Telfer	West Vancouver, British Columbia
Peter Barnes	North Vancouver, British Columbia
R. Gregory Laing	Oakville, Ontario

      and such directors shall hold office until the next annual meeting of shareholders of Amalgamated Wheaton or until their successors are elected or appointed; and

    (v)
    the by-laws of Amalgamated Wheaton, until repealed, amended or altered, shall be the by-laws of Goldcorp Subco in effect prior to the Effective Time. A copy of the by-laws of Amalgamated Wheaton will be available for inspection at the registered office of Amalgamated Wheaton;

  (b)
  on the amalgamation referred to in Section 2.1(a) above:

  (i)
  each issued and outstanding Wheaton Share held by Wheaton Shareholders (other than Dissenting Shareholders and Goldcorp) will be cancelled and, subject to Section 4.3, each Wheaton Shareholder (other than Dissenting Shareholders and Goldcorp) will be issued by Goldcorp 0.25 of a Goldcorp Share for each of such holder's Wheaton Shares so cancelled;

    (ii)
    each issued and outstanding Wheaton Share held by Goldcorp will be exchanged for one common share of Amalgamated Wheaton;

    (iii)
    each issued and outstanding common share of Goldcorp Subco will be exchanged for one common share of Amalgamated Wheaton;

    (iv)
    all of the issued and outstanding Wheaton Series A Warrants will be cancelled and each holder thereof will be issued by Goldcorp one Goldcorp Series A Warrant for each of such holder's Wheaton Series A Warrants so cancelled;

    (v)
    all of the issued and outstanding Wheaton Series B Warrants will be cancelled and each holder thereof will be issued by Goldcorp one Goldcorp Series B Warrant for each of such holder's Wheaton Series B Warrants so cancelled;

    (vi)
    all of the issued and outstanding Wheaton Share Purchase Warrants will be cancelled and each holder thereof will be issued by Goldcorp one Goldcorp Share Purchase Warrant for each of such holder's Wheaton Share Purchase Warrants so cancelled; and

    (vii)
    all of the issued and outstanding Wheaton Options will be cancelled and each holder thereof will be issued by Goldcorp a Goldcorp Option to acquire such number of Goldcorp Shares equal to the number of Wheaton Shares to which such holder was entitled to receive upon the exercise of such holder's Wheaton Option multiplied by 0.25 (rounded down to the nearest whole number) at an exercise price per Goldcorp Share equal to the exercise price per Wheaton Share pursuant to such holder's Wheaton Option multiplied by four, for each of such holder's Wheaton Options so cancelled;

  (c)
  in consideration for Goldcorp issuing Goldcorp Shares to Wheaton Shareholders (other than Dissenting Shareholders and Goldcorp) pursuant to Section 2.2(b)(i), Amalgamated Wheaton will issue to Goldcorp that number of common shares of Amalgamated Wheaton equal to 25% of the number of Goldcorp Shares issued to Wheaton Shareholders pursuant to Section 2.2(b)(i);

  (d)
  in consideration for Goldcorp issuing Goldcorp Series A Warrants to holders of Wheaton Series A Warrants pursuant to Section 2.2(b)(iv), Amalgamated Wheaton will issue to Goldcorp that number of common shares of Amalgamated Wheaton equal to the number of Wheaton Series A Warrants cancelled pursuant to Section 2.2(b)(iv);

  (e)
  in consideration for Goldcorp issuing Goldcorp Series B Warrants to holders of Wheaton Series B Warrants pursuant to Section 2.2(b)(v), Amalgamated Wheaton will issue to Goldcorp that number of common shares of Amalgamated Wheaton equal to the number of Wheaton Series B Warrants cancelled pursuant to Section 2.2(b)(v);

  (f)
  in consideration for Goldcorp issuing Goldcorp Share Purchase Warrants to holders of Wheaton Share Purchase Warrants pursuant to Section 2.2(b)(vi), Amalgamated Wheaton will issue to Goldcorp that number of common shares of Amalgamated Wheaton equal to the number of Wheaton Share Purchase Warrants cancelled pursuant to Section 2.2(b)(vi);

  (g)
  in consideration for Goldcorp issuing Goldcorp Options to holders of Wheaton Options pursuant to Section 2.2(b)(vii), Amalgamated Wheaton will issue to Goldcorp that number of common shares of Amalgamated Wheaton equal to the number of Common Shares that could be purchased if all the Wheaton Options cancelled pursuant to Section 2.2(b)(vii) were exercised instead of cancelled;

  (h)
  each Wheaton Shareholder who is entitled to receive under the Arrangement Goldcorp Shares will be removed from the register of holders of Wheaton Shares and, subject to Section 4.1, added to the register of holders of Goldcorp Shares;

  (i)
  each holder of Wheaton Series A Warrants who is entitled to receive under the Arrangement Goldcorp Series A Warrants will be removed from the register of holders of Wheaton Series A Warrants and added to the register of holders of Goldcorp Series A Warrants;

  (j)
  each holder of Wheaton Series B Warrants who is entitled to receive under the Arrangement Goldcorp Series B Warrants will be removed from the register of holders of Wheaton Series B Warrants and added to the register of holders of Goldcorp Series B Warrants;

  (k)
  each holder of Wheaton Share Purchase Warrants who is entitled to receive under the Arrangement Goldcorp Share Purchase Warrants will be removed from the register of holders of Wheaton Share Purchase Warrants and added to the register of holders of Goldcorp Share Purchase Warrants; and

  (l)
  a voluntary winding-up of Amalgamated Wheaton into Goldcorp shall commence pursuant to section 197 of the OBCA, with such winding-up to be implemented in accordance with sections 193 to 205 of the OBCA and, in furtherance thereof Amalgamated Wheaton and Goldcorp will enter into a general conveyance and assumption of liabilities agreement.

ARTICLE 3
DISSENT RIGHTS

3.1    Dissent Rights.

  (a)
  Registered Wheaton Shareholders may exercise rights of dissent with respect to their Wheaton Shares pursuant to and in the manner set forth in section 185 of the OBCA as modified by this Section 3.1 (the "Dissent Rights") in connection with the Arrangement, as the same may be modified by the Interim Order or the Final Order, provided that notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by Wheaton not later than 5:00 p.m. (Toronto time) on the day (excluding Saturdays, Sundays and statutory or civic holidays in Toronto) preceding the Meeting. Registered Wheaton Shareholders who duly exercise Dissent Rights and who are ultimately entitled to be paid by Wheaton the fair value for their Wheaton Shares shall be deemed to have transferred such shares to Wheaton for cancellation on the Effective Date contemporaneously with the first step of this Plan of Arrangement set out in Section 2.1(a), without any further authorization, act or formality and free and clear of all liens, charges, claims and encumbrances, in consideration for a payment from Wheaton equal to such fair value.

  (b)
  Registered Wheaton Shareholders who exercise, or purport to exercise, Dissent Rights, and who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Wheaton Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Wheaton Shareholder as at and from the Effective Time.

  (c)
  Neither Wheaton nor Goldcorp nor any other person shall be required to recognize a Dissenting Shareholder as a Wheaton Shareholder at or after the Effective Time, and after the Effective Time the names of such Dissenting Shareholders shall be deleted from the register of shareholders of Wheaton as at the Effective Time.

ARTICLE 4
CERTIFICATES

4.1    Wheaton Shares.

  (a)
  After the Effective Date, each former holder of Wheaton Shares (other than Dissenting Shareholders and Goldcorp) will be entitled to receive, on receipt by the Depositary of a Letter of Transmittal, duly completed and executed in the manner described therein, accompanied by the certificates evidencing the Wheaton Shares held by such holder, and the Depositary shall deliver to such holder, (i) a certificate representing the number of Goldcorp Shares which such holder has the right to receive pursuant to this Plan of Arrangement and (ii) any dividends or other distributions declared or made with respect to such Goldcorp Shares with a record date on or after the Effective Date and which have been paid by Goldcorp, and the certificate which immediately prior to the Effective Time represented such Wheaton Shares shall be cancelled. Until surrendered as contemplated by this Section 4.1(a), each certificate which immediately prior to the Effective Time represented Wheaton Shares shall be deemed at and after the Effective Time to represent only the right to receive on such surrender (i) the certificate representing Goldcorp Shares as contemplated by this Section 4.1(a) and (ii) any dividends or other distributions declared or made with respect to such Goldcorp Shares with a record date on or after the Effective Date.

  (b)
  Prior to the time of surrender of any certificate which immediately prior to the Effective Time represented Wheaton Shares, any dividends or other distributions declared or made with respect to Goldcorp Shares with a record date on or after the Effective Date which the holder of such certificate is entitled to receive pursuant to Section 4.1(a), will be made or paid to the Depositary to be held by it in trust for such holder. All monies so held in trust by the Depositary shall be deposited in an interest-bearing account and any interest earned on such funds shall be for the account of Goldcorp.

4.2    Warrants.

        After the Effective Time, each certificate formerly representing Wheaton Warrants will be deemed to represent Goldcorp Warrants on the basis provided for in Section 2.2(b), provided that upon any transfer of such certificate formerly representing Wheaton Warrants after the Effective Time, Goldcorp shall issue a new certificate representing the relevant Goldcorp Warrants and such certificate formerly representing Wheaton Warrants shall be deemed to be cancelled.

4.3    No Fractional Shares.

        No fractional Goldcorp Shares will be issued pursuant to this Plan of Arrangement and any fractional number of Goldcorp Shares otherwise issuable that is equal to or greater than 0.5 will be rounded up to the nearest whole number and less than 0.5 will be rounded down to the nearest whole number.

4.4    Lost Certificates.

        In the event any certificate which immediately prior to the Effective Time represented Wheaton Shares, Wheaton Series A Warrants, Wheaton Series B Warrants or Wheaton Share Purchase Warrants that were cancelled pursuant to Section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the relevant holder claiming such certificate to be lost, stolen or destroyed, Goldcorp will issue in exchange for the cancellation of such lost, stolen or destroyed certificate, one or more certificates representing Goldcorp Shares, Goldcorp Series A Warrants, Goldcorp Series B Warrants or Goldcorp Share Purchase Warrants, as applicable, that the relevant holder of such lost, stolen or destroyed certificate is entitled to pursuant to this Plan of Arrangement. When authorizing such issuance in exchange for the cancellation of any lost, stolen or destroyed certificate, the person to whom certificates representing Goldcorp Shares, Goldcorp Series A Warrants, Goldcorp Series B Warrants or Goldcorp Share Purchase Warrants, as applicable, are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Goldcorp in such sum as Goldcorp may, acting reasonably, direct or otherwise indemnify Goldcorp in a manner satisfactory to Goldcorp, acting reasonably, against any claim that may be made against Goldcorp with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5    Extinction of Rights.

        Any certificate or certificates which immediately prior to the Effective Time represented Wheaton Shares that were cancelled pursuant to Section 2.2 but which have not been surrendered, together with a Letter of Transmittal, to the Depositary on or prior to the fifth anniversary of the Effective Date shall, subject to applicable law, cease to represent a claim or interest of any kind or nature as a shareholder of Wheaton, Amalgamated Wheaton or Goldcorp. On such date, the Goldcorp Shares to which the former holder of the certificate or certificates referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Goldcorp, together with all entitlements to dividends, distributions and interests thereon held for such former holder.

4.6    Withholding.

        Goldcorp, Wheaton, Goldcorp Subco, Amalgamated Wheaton and the Depositary shall be entitled to deduct and withhold from any dividend paid or deemed to have been paid or consideration otherwise payable under this Plan of Arrangement to any Wheaton Shareholder or holder of Wheaton Series A Warrants, Wheaton Series B Warrants, Wheaton Share Purchase Warrants or Wheaton Options such amounts as Goldcorp, Wheaton, Goldcorp Subco, Amalgamated Wheaton or the Depositary is required or permitted to deduct and withhold with respect to such payment or deemed payment under the Income Tax Act (Canada) or any provision of provincial, local or foreign tax law, in each case as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the relevant holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a relevant holder exceeds the cash portion of the consideration, if any, otherwise payable to such holder, Goldcorp, Wheaton, Goldcorp Subco, Amalgamated Wheaton and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Goldcorp, Wheaton, Goldcorp Subco, Amalgamated Wheaton or the Depositary to enable it to comply with such deduction or withholding requirement and Goldcorp, Wheaton, Goldcorp Subco, Amalgamated Wheaton or the Depositary shall remit to such holder any unapplied balance of the net proceeds of such sale.

ARTICLE 5
AMENDMENT

5.1    Amendment.

  (a)
  Each of Goldcorp, Goldcorp Subco and Wheaton reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by the others, (iii) filed with the Court and, if made following the Meeting, approved by the Court and (iv) communicated to holders of Wheaton Shares, Wheaton Series A Warrants, Wheaton Series B Warrants, Wheaton Share Purchase Warrants and Wheaton Options if and as required by the Court.

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Goldcorp, Goldcorp Subco or Wheaton at any time prior to or at the Meeting (provided that the others shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Meeting, shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Meeting shall be effective only if it is consented to by each of Goldcorp, Goldcorp Subco and Wheaton.

  (d)
  Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date by Goldcorp or Amalgamated Wheaton, provided that it concerns a matter which, in the reasonable opinion of Goldcorp or Amalgamated Wheaton, as applicable, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any person who was a holder of Wheaton Shares, Wheaton Series A Warrants, Wheaton Series B Warrants, Wheaton Share Purchase Warrants or Wheaton Options immediately prior to the Effective Time.

Schedule A
Rights, Privileges, Restrictions and Conditions of
Common Shares of Amalgamated Wheaton

        The rights, privileges, restrictions and conditions attaching to the Common Shares of the Corporation shall be as follows:

1.    Dividends

        The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the Board of Directors of the Corporation out of the assets of the Corporation properly available for the payment of dividends of such amounts and payable in such manner as the Board of Directors may from time to time determine.

2.    Voting Rights

        The holders of the Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and shall be entitled to one vote in respect of each Common Share held at such meetings.

3.    Liquidation, Dissolution or Winding-Up

        In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

SCHEDULE C

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF GOLDCORP

To the Directors of
    Goldcorp Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Goldcorp Inc. (the "Company") as at December 31, 2004 and unaudited pro forma consolidated statement of earnings for the year ended December 31, 2004 and have performed the following procedures.

1.
Compared the figures in the columns captioned "Goldcorp Inc." to the audited consolidated financial statements of Goldcorp Inc. for the year ended December 31, 2004, and found them to be in agreement.

2.
Compared the figures in the columns captioned "Wheaton River Minerals Ltd." to the consolidated financial statements of Wheaton River Minerals Ltd. for the year ended December 31, 2004, and found them to be in agreement, or recalculated those figures based on information in such audited consolidated financial statements, and found the amounts to be arithmetically correct.

3.
Made enquiries of certain officials of Goldcorp Inc. who have responsibility for financial and accounting matters about:

a)
the basis for determination of the pro forma adjustments; and

b)
whether the pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the "Acts") and the related regulations.

  The officials:

  a)
  described to us the basis for determination of the pro forma adjustments; and

  b)
  stated that the pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of the Acts and the related regulations.

4.
Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.
Recalculated the application of pro forma adjustments to the aggregate of the amounts in the columns captioned "Goldcorp Inc." and "Wheaton River Minerals Ltd." as at December 31, 2004 and for the year then ended, and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

These pro forma consolidated financial statements are based on management's assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly. we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) KPMG LLP
Chartered Accountants

Toronto, Canada
March 15, 2005

GOLDCORP INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

As at December 31, 2004
(Unaudited)
(Expressed in thousands of United States Dollars)

	Goldcorp Inc.	Wheaton River Minerals Ltd.	Pro Forma Adjustments		Note 4		Pro Forma Consolidated
ASSETS
CURRENT
Cash and short-term investments	$333,375	$161,131	$(95,000)		(f	)	$399,506
Gold bullion inventory	33,895	—	—				33,895
Accounts receivable	7,197	46,994	—				54,191
Marketable securities	22,873	3,200	2,861		(b	)	28,934
Inventories	15,329	31,554	—				46,883
Prepaid expenses and other	1,735	8,940	—				10,675
Income and mining taxes receivable	12,269	2,774	—				15,043

	426,673	254,593	(92,139)				589,127
Mining interests	264,949	754,836	189,000		(b	)	1,208,785
Deposits for reclamation costs	4,924	—	—				4,924
Goodwill	—	—	1,238,971		(b	)	1,238,971
Deferred charges	2,624	—	(2,624)		(b	)	—
Other assets	2,348	18,661	(12,990)		(b	)	8,019
Silver purchase contract	—	77,708	—				77,708
Future income taxes	—	9,667	—				9,667
Stockpiled ore	—	58,820	—				58,820

	$701,518	$1,174,285	$1,320,218				$3,196,021

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$25,507	$41,323	$19,376		(b	)	$86,206
Income and mining taxes payable	—	45,786	—				45,786
Future income taxes	1,149	—	—				1,149
Other	—	2,001	1,567		(b	)	3,568

	26,656	89,110	20,943				136,709
Reclamation, closure costs and obligations	26,403	19,229	—				45,632
Future income taxes	70,610	118,918	53,300		(b	)	242,828
Deferred revenue	—	75,894	(75,894)		(b	)	—
Future employee benefits and other	—	22,450	1,032		(b	)	23,482
Non-controlling interests	—	54,521	—				54,521

	123,669	380,122	(619)				503,172

SHAREHOLDERS' EQUITY
Capital stock	379,356	586,345	$1,291,655		(b	)	2,257,356
Cumulative translation adjustment	107,741	—	—				107,741
Contributed surplus	—	704	(704)		(b	)	—
Share purchase warrants and options	7,347	32,290	(32,290)		(b	)	339,347
			332,000		(b	)
Retained earnings	83,405	174,824	(174,824 (95,000	) )	(b (f	) )	(11,595)

	577,849	794,163	1,320,837				2,692,849

	$701,518	$1,174,285	$1,320,218				$3,196,021

See accompanying Notes to the Pro Forma Consolidated Financial Statements.

GOLDCORP INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2004
(Unaudited)
(Expressed in thousands of United States Dollars, except share and per share amounts)

	Goldcorp Inc.	Wheaton River Minerals Ltd.	Pro Forma Adjustments	Note 4		Pro Forma Consolidated
REVENUE	$191,016	$419,182	$—			$610,198

EXPENSES
Operating	69,368	158,530	—			227,898
Corporate administration	14,010	22,061	—			36,071
Depreciation and depletion	20,058	51,726	32,100	(c	)	109,684
			5,800	(e	)
Exploration	6,701	3,494	—			10,195

	110,137	235,811	37,900			383,848

Earnings from operations	80,879	183,371	(37,900)			226,350

OTHER INCOME (EXPENSES)
Interest and other	9,354	(2,905)	—			6,449
Gain on foreign currency	211	2,449	—			2,660
Gain on sale of marketable securities	1,391	1,991	—			3,382
Provision for decline in value of marketable securities	(10,397)	—	—			(10,397)
Corporate transaction costs	—	(6,934)	—			(6,934)

	559	(5,399)	—			(4,840)

Earnings before taxes and non-controlling interests	81,438	177,972	(37,900)			221,510
Income and mining taxes	(30,091)	(35,144)	11,370	(d	)	(53,865)

Earnings before non-controlling interests	51,347	142,828	(26,530)			167,645
Non-controlling interest	—	(707)	(4,700)	(a	)	(5,407)

Net earnings for the year	$51,347	$142,121	$(31,230)			$162,238

Earnings per share (note 5)
Basic	$0.27	$0.25				$0.49

Diluted	$0.27	$0.22				$0.45

Weighted-average number of shares outstanding ('000's)
Basic	189,723	568,909				332,785

Diluted	193,685	651,682				360,559

See accompanying Notes to the Pro Forma Consolidated Financial Statements.

GOLDCORP INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of United States dollars, except earnings per share amounts)
Year ended December 31, 2004
(Unaudited)

1.     BASIS OF PRESENTATION:

  The unaudited pro forma consolidated balance sheet of Goldcorp Inc. (the "Company" or "Goldcorp") as at December 31, 2004 and unaudited pro forma consolidated statement of earnings for the year ended December 31, 2004 have been prepared by management after giving effect to the business combination between Goldcorp and Wheaton River Minerals Ltd. ("Wheaton River"). These pro forma consolidated financial statements also give effect to Wheaton River's restructuring of certain of its silver assets which resulted in the formation of Silver Wheaton Corp ("Silver Wheaton"). These pro forma consolidated financial statements have been compiled from, and include:

  (a)
  A pro forma consolidated balance sheet combining the audited consolidated balance sheet of Goldcorp as at December 31, 2004 and the audited consolidated balance sheet of Wheaton River as at December 31, 2004.

  (b)
  A pro forma consolidated statement of earnings combining the audited consolidated statement of operations of Goldcorp for the year ended December 31, 2004 with the audited consolidated statement of operations of Wheaton River for year ended December 31, 2004.

  The pro forma consolidated balance sheet as at December 31, 2004 has been prepared as if the combination with Wheaton River described in Note 3 had occurred on December 31, 2004. The pro forma consolidated statements of earnings for the year ended December 31, 2004 have been prepared as if the transactions described in Note 3 had occurred on January 1, 2004. It is management's opinion that these pro forma consolidated financial statements present in all material respects, the transactions described in Note 3 in accordance with Canadian generally accepted accounting principles. The accounting policies used in the preparation of these statements are consistent with Goldcorp's accounting policies for the year ended December 31, 2004 except as discussed in Note 2. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Goldcorp which would have actually resulted had the transaction been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

  Certain elements of the Goldcorp and Wheaton River consolidated financial statements have been reclassified to provide a consistent classification format.

  The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Goldcorp and Wheaton River.

2.     SIGNIFICANT ACCOUNTING POLICIES:

  The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Goldcorp for the year ended December 31, 2004 which are incorporated by reference in this Management Information Circular. The significant accounting policies of Wheaton River conform in all material respects to those of Goldcorp, other than to conform Wheaton River's depletion to that used by Goldcorp which is based on proven and probable reserves.

3.     BUSINESS ACQUISITION:

  On December 6, 2004, Goldcorp and Wheaton River issued a joint press release announcing a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton River on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.

  On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp's take-over bid for Wheaton River and Wheaton River shareholders tender the minimum 2/3 bid requirement. The payment of a special dividend resulted in an adjustment to the exchange ratio of Goldcorp's existing outstanding warrants — an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

  On February 10, 2005, at the special meeting of shareholders, approximately 65% of Goldcorp shareholders who voted were in favour of approval of the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton River. As of February 14, 2005, approximately 70% of the outstanding Wheaton River common shares (403,165,952 shares) were tendered to Goldcorp's offer. This satisfied the minimum two-thirds bid requirement under the terms of the offer to acquire Wheaton. On the same day, Goldcorp extended the offer expiry date to February 28, 2005 to give remaining Wheaton River shareholders more time to tender their shares. With conditions met, the special $0.50 per share dividend, totaling approximately $95 million, payable to Goldcorp shareholders of record on February 16, 2005, was paid on February 28, 2005.

  As of March 10, 2005, Goldcorp held approximately 82% of the outstanding Wheaton River common shares. Goldcorp and a subsidiary propose to enter into a series of transactions with Wheaton River that will result in Goldcorp owning 100% of Wheaton River common shares. Further, the series of transactions will result in each Wheaton River warrant or stock option, which gives the holder the right to acquire common shares of Wheaton River, being exchanged for a warrant or stock option of Goldcorp which will give the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton River common shares for Goldcorp common shares. The Wheaton River options and warrants have been included as part of the purchase price consideration. As a result of the transactions the combined companies will be held 57.1% by existing Goldcorp shareholders and 42.9% by existing Wheaton River shareholders on the assumption that there will be no dissenting Wheaton River shareholders.

  This business combination will be accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton River as the acquiree.

  The preliminary allocation of the purchase price summarized in the table below is subject to change:

  Purchase price:

143,062,000 common shares	$1,878,000
Stock options and warrants of Wheaton River	332,000
Acquisition costs	22,000

$2,232,000

Net assets acquired:
Cash and short-term investments	$161,131
Non-cash working capital	5,646
Other long-term assets	5,671
Stockpiled ore, non-current	58,820
Silver purchase contract	77,708
Mining interests	943,836
Goodwill	1,238,971
Reclamation, closure costs and obligations	(19,229)
Non-controlling interests	(54,521)
Employee future benefits and other	(23,482)
Future income taxes, net	(162,551)

$2,232,000

  The fair value of the Goldcorp shares issued is based on the deemed issuance of 143,062,000 Goldcorp common shares at $13.13 being the average share price of Goldcorp two days before, the day of, and two days after February 8, 2005, the day when the special $0.50 dividend was announced in connection with the offer to acquire Wheaton, adjusted for the special $0.50 dividend. The actual adjustments that Goldcorp will ultimately make in finalizing the allocation of the purchase price of Wheaton River to the fair value of the net assets acquired will depend on a number of factors, including additional information available at such time, and changes in Wheaton River's operating results between the date of these pro forma consolidated financial statements and the effective date of the Acquisition.

  In the preparation of these pro forma consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management's best estimates and taking into account all relevant information available at the time these statements were prepared. Goldcorp expects that the actual amounts for each of the fair values of the assets and liabilities acquired will vary from the pro forma amounts and that the variation may be material.

4.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS:

  The pro forma consolidated financial statements include the following pro forma assumptions and adjustments:

  (a)
  To record the effect of the Silver Wheaton transaction whereby Silver Wheaton agreed to purchase 100% of the silver produced by Wheaton River's Luismin mining operations for an upfront payment of $36.7 million (Cdn. $46 million) in cash and 540 million Silver Wheaton common shares (pre-consolidation) plus a payment of $3.90 per ounce of delivered refined silver, subject to adjustment. As a result of the Silver Wheaton transaction with Luismin and a subsequent financing by Silver Wheaton, Wheaton

    River's interest in Silver Wheaton as at December 31, 2004 is approximately 65%. The pro forma adjustment is required to account for the non-controlling interest's share in Silver Wheaton pro forma earnings for the year.

  (b)
  The assumption that the completion of the agreement for the combination of Goldcorp and Wheaton River will occur and to record the combination of Goldcorp and Wheaton River and all the purchase accounting adjustments related thereto.

  (c)
  To record adjustments to depletion expense resulting from adjustments to asset carrying values in the purchase allocations of $32.1 million for the year ended December 31, 2004 relating to Wheaton River assets. A change in the fair value of the mining interests acquired of $10 million would change depletion expense by $1.1 million for the year ended December 31, 2004.

  (d)
  To record the tax effect of the pro forma adjustments.

  (e)
  To record additional depletion expense to conform to Goldcorp's accounting policy.

  (f)
  To record the pro forma effect of the special dividend of $0.50 per share described in Note 3.

5.     PRO FORMA EARNINGS PER SHARE:

  (a)
  Basic earnings per share:

    The average number of shares used in the computation of pro forma basic earnings per share has been determined as follows:

(in 000's)
Weighted-average number of Goldcorp shares issued	189,723
Number of weighted-average equivalent Goldcorp shares issued to Wheaton River's shareholders	143,062

Pro forma weighted average number of shares outstanding	332,785

  (b)
  Diluted earnings per share:

    The average number of shares used in the computation of pro forma diluted earnings per share has been determined as follows:

(in 000's)
Pro forma weighted-average number of shares outstanding	332,785
Dilutive effect of Goldcorp stock options and warrants issued in exchange for Wheaton River stock options and warrants and share purchase warrants	23,812
Dilutive effect of Goldcorp warrants and stock options	3,962

Pro forma weighted-average number of shares outstanding, diluted	360,559

    The dilutive effect of Goldcorp stock options and warrants issued in exchange for Wheaton River stock options and warrants has been determined by using the average share price of Goldcorp common shares during the year.

SCHEDULE D

INTERIM ORDER

Commercial List File No. 05-CL-5805

ONTARIO
SUPERIOR COURT OF JUSTICE
Commercial List

THE HONOURABLE MR. JUSTICE C. CAMPBELL	TUESDAY, THE 15TH DAY OF MARCH, 2005

IN THE MATTER OF the Business Corporations Act, R.S.O. 1990, c. B.16, as amended, Section 182
AND IN THE MATTER OF Rule 14.05(2) of the Rules of Civil Procedure
AND IN THE MATTER OF a proposed arrangement involving Wheaton River Minerals Ltd., its shareholders, Goldcorp Inc. and Goldcorp Acquisition (Wheaton) Ltd.

ORDER

        THIS MOTION, made without notice by the Applicant, Wheaton River Minerals Ltd. ("Wheaton"), for an interim order pursuant to section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the "OBCA"), was heard this day at 393 University Avenue, Toronto, Ontario.

        ON READING the Notice of Motion herein, the Affidavit of Ian Telfer sworn March 14, 2005 and the exhibits thereto, and upon hearing the submissions of counsel for Wheaton.

The Meeting

        1.     THIS COURT ORDERS that Wheaton call, hold and conduct a special meeting (the "Meeting") of the holders of its common shares (the "Shareholders") on April 12, 2005 in Toronto, Ontario to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve the arrangement described in the Plan of Arrangement (the "Plan of Arrangement") attached as Appendix A to Schedule B to the Management Proxy Circular of Wheaton (the "Circular") attached as Exhibit "A" to the Affidavit of Ian Telfer.

        2.     THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the provisions of the OBCA, the by-laws of Wheaton, the Circular and this Order.

        3.     THIS COURT ORDERS that the quorum for the Meeting shall be the attendance in person of not less than two persons holding or representing by proxy in the aggregate not less than 33 1/3 percent of the common shares.

        4.     THIS COURT ORDERS that the record date for determining the registered Shareholders entitled to receive the Meeting Materials (as defined in paragraph 10 below) and vote at the Meeting shall be the close of business on March 7, 2005 (the "Record Date").

        5.     THIS COURT ORDERS that each Shareholder shall be entitled at the Meeting to one vote for each common share held.

        6.     THIS COURT ORDERS that the procedure for the use of proxies at the Meeting shall be as set out in the Circular.

        7.     THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be the Shareholders, their proxy holders, the holders of options to acquire common shares, the holders of warrants to acquire common shares, the directors of Wheaton, the auditors of Wheaton, and the professional legal and financial advisors to Wheaton, and such other persons with the permission of the Chair of the Meeting.

        8.     THIS COURT ORDERS that Wheaton may in its discretion waive generally the time limits for the deposit of proxies by Shareholders, if Wheaton deems it advisable to do so.

Adjournments and Postponements

        9.     THIS COURT ORDERS that Wheaton, if it deems advisable, may adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by press release, newspaper advertisement, or by notice to the Shareholders by one of the methods specified in paragraph 10 herein, as determined to be the most appropriate method of communication by the Board of Directors of Wheaton.

Notice

        10.   THIS COURT ORDERS that the Circular, including the Notice of Meeting and Notice of Application attached to the Circular (collectively, the "Meeting Materials"), in substantially the same form as contained in Exhibit "A" to the Affidavit of Ian Telfer (with such amendments thereto as counsel for Wheaton may advise are necessary or desirable, provided that such amendments are not inconsistent with this Order and are subsequently filed with this Court) shall be sent to the Shareholders, the holders of options to acquire common shares, the holders of warrants to acquire common shares, and the directors and auditors of Wheaton, by one or more of the following methods not later than 21 days prior to the Meeting:

  (a)
  in the case of the registered Shareholders, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of Wheaton as of the Record Date;

  (b)
  in the case of non-registered Shareholders, by:

  (i)
  providing copies of the Meeting Materials to non-objecting beneficial owners through its transfer agent in accordance with National Instrument 54-101; and

  (ii)
  providing multiple copies of the Meeting Materials to intermediaries and registered nominees in a timely manner for objecting beneficial owners;

  (c)
  in the case of the holders of options to acquire common shares, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of Wheaton as of the Record Date;

  (d)
  in the case of the holders of warrants to acquire common shares, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of Wheaton as of the Record Date;

  (e)
  in the case of the directors of Wheaton, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to the individual directors; and

  (f)
  in the case of the auditors of Wheaton, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to the firm of auditors;

and that such mailing, delivery and distribution shall constitute good and sufficient notice of the Meeting upon such persons.

        11.   THIS COURT ORDERS that the accidental failure or omission on a de minimis basis to give notice of the Meeting to any one or more Shareholders or any other person, or any failure or omission to give notice as a result of events beyond the reasonable control of Wheaton (including without limitation any inability to utilize postal services) shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting.

Amendments

        12.   THIS COURT ORDERS that, with the consent of Goldcorp Inc. and Goldcorp Acquisition (Wheaton) Ltd., Wheaton may make such amendments, revisions or supplements to the Plan of Arrangement as it may determine provided that they are not detrimental to the interests of Shareholders, without any additional notice to the Shareholders, and the Plan of Arrangement as so amended, revised or supplemented shall be the Plan of Arrangement submitted to the Meeting and the subject of the Arrangement Resolution.

Voting

        13.   THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one (1) vote per common share and that, subject to further order of this Court, the Arrangement Resolution will be considered to have been adopted by the Shareholders upon approval by at least 66 2/3% of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

        14.   THIS COURT ORDERS that only those Shareholders present or represented by proxy at the Meeting who are entitled to vote at the Meeting pursuant to the provisions of the OBCA shall be entitled to vote at the Meeting and, for the purposes of the Meeting, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast.

Dissent Rights

        15.   THIS COURT ORDERS that, in accordance with the terms of the Plan of Arrangement and section 185 of the OBCA, registered Shareholders shall be permitted to dissent from the Plan of Arrangement and to seek fair value for their common shares, so long as they provide to Wheaton their written objection to the Plan of Arrangement at or prior to 5:00 p.m. (Toronto time) on the day (excluding Saturdays, Sundays and statutory or civic holidays in Toronto, Ontario) preceding the Meeting and they otherwise strictly comply with the requirements of section 185 of the OBCA and the Plan of Arrangement.

Application for Approval of Plan

        16.   THIS COURT ORDERS that, following the approval of the Arrangement Resolution at the Meeting in the manner set forth in this Order, Wheaton may apply before this Court on April 14, 2005 at 393 University Avenue, Toronto, Ontario for approval of the Plan of Arrangement and that service of the Notice of Application herein, in accordance with paragraph 10 of this Order, shall constitute good and sufficient service of such Notice of Application upon all persons who are entitled to receive such Notice of Application pursuant to the Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, unless a Notice of Appearance is served on Wheaton's solicitors before 5:00 p.m. (Toronto time) on April 8, 2005, in which case Wheaton shall serve such person with notice of the date of the application for approval, together with a copy of any additional materials to be used in support of such application.

        17.   THIS COURT ORDERS that any person who wishes to oppose the application for approval of the Plan of Arrangement shall serve upon Wheaton's solicitors and the solicitors for Goldcorp Acquisition (Wheaton) Ltd. and Goldcorp Inc. and upon other parties who have filed a Notice of Appearance a notice setting out the basis for such opposition and a copy of the materials to be used to oppose the application before 5:00 p.m. (Toronto time) on April 8, 2005 or such shorter time as the Court, by order, may allow.

        18.   THIS COURT ORDERS that Wheaton shall be entitled, at any time, to seek leave to vary this Order.

"Justice C. Campbell"

IN THE MATTER OF the Business Corporations Act, R.S.O. 1990, c. B.16, as amended, Section 182
AND IN THE MATTER OF Rule 14.05(2) of the Rules of Civil Procedure
AND IN THE MATTER OF a proposed arrangement involving Wheaton River Minerals Ltd., its shareholders, Goldcorp Inc. and Goldcorp Acquisition (Wheaton) Ltd.

Commercial List File No: 05-CL-5805

ONTARIO SUPERIOR COURT OF JUSTICE Commercial List Proceeding commenced at Toronto
ORDER
DAVIES WARD PHILLIPS & VINEBERG LLP 44th Floor, 1 First Canadian Place Toronto, ON M5X 1B1 James Doris (LSUC #33236P) Tel: 416.863.0900 Fax: 416.863.0871 Solicitors for Wheaton River Minerals Ltd.

SCHEDULE E

NOTICE OF APPLICATION FOR FINAL ORDER

Commercial List File No. 05-CL-5805

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

        IN THE MATTER OF the Business Corporations Act, R.S.O. 1990, c. B.16, as amended, Section 182

        AND IN THE MATTER OF Rule 14.05(2) of the Rules of Civil Procedure

        AND IN THE MATTER OF a proposed arrangement involving Wheaton River Minerals Ltd., its shareholders, Goldcorp Inc. and Goldcorp Acquisition (Wheaton) Ltd.

NOTICE OF APPLICATION

TO: THE RESPONDENTS

        A LEGAL PROCEEDING HAS BEEN COMMENCED BY THE APPLICANT. The claim made by the Applicant appears on the following pages.

        THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List at 393 University Avenue, Toronto, Ontario, Canada on April 14, 2005 at 10:00 a.m. or as soon after that time as the matter can be heard.

        IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the Application, or to be served with any documents in the Application, you or an Ontario lawyer acting for you must forthwith prepare a Notice of Appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant's lawyer and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

        IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your Notice of Appearance, serve a copy of the evidence on the Applicant's lawyer and file it, with proof of service, in the court office where the Application is to be heard as soon as possible, but not later than 2:00 p.m. on the day before the hearing.

        IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date: March 14, 2005
Issued by: (Signed)
Address of Court Office: 393 University Avenue Toronto, Ontario M5G 1E6
TO:	All Holders of Common Shares of Wheaton River Minerals Ltd.
AND TO:	All Holders of Options to Acquire Common Shares of Wheaton River Minerals Ltd.
AND TO:	All Holders of Warrants to Acquire Common Shares of Wheaton River Minerals Ltd.

APPLICATION

1.
The Applicant, Wheaton River Minerals Ltd. (the "Corporation"), makes application for:

(a)
an Interim Order for directions pursuant to subsection 182(5) of the Business Corporations Act, R.S.O. 1990, c. B. 16, as amended ("OBCA");

(b)
an order approving the plan of arrangement (the "Plan of Arrangement") proposed by the Corporation substantially in the form described in the Management Proxy Circular to be distributed to the holders of Common Shares of the Corporation, holders of Options to acquire Common Shares of the Corporation and holders of Warrants to acquire Common Shares of the Corporation, which circular is marked as Exhibit "A" to the affidavit of Ian Telfer, filed in this proceeding; and

(c)
such further and other relief as this Honourable Court deems just.

2.
THE GROUNDS for the Application are:

(a)
all statutory requirements under the OBCA have been fulfilled;

(b)
the proposed Plan of Arrangement is in the best interests of the Corporation, is fair and reasonable to the shareholders of the Corporation, and is put forward in good faith;

(c)
section 182 of the OBCA;

(d)
rules 14.05(2) and 38 of the Rules of Civil Procedure; and

(e)
such further and other grounds as counsel may advise and this Honourable Court may permit.

3.
THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the Application:

(a)
such Interim Order as may be granted by this Honourable Court;

(b)
the Affidavit of Ian Telfer, sworn March 14, 2005, and the exhibits thereto and other materials referred to therein;

(c)
the supplementary affidavit material, to be sworn, and the exhibits thereto and other materials referred to therein; and

(d)
such further and other materials as counsel may advise and this Honourable Court may permit.

Date of Issue: March 14, 2005	Davies Ward Phillips & Vineberg LLP
Barristers and Solicitors 1 First Canadian Place 44th Floor Toronto, ON M5X 1B1
James Doris (LSUC #33236P)
Tel: 416.863.0900 Fax: 416.863.0871
Solicitors for Wheaton River Minerals Ltd.

IN THE MATTER OF the Business Corporations Act, R.S.O. 1990, c. B.16, as amended, Section 182

AND IN THE MATTER OF Rule 14.05(2) of the Rules of Civil Procedure

AND IN THE MATTER OF a proposed arrangement involving Wheaton River Minerals Ltd., its shareholders, Goldcorp Inc. and Goldcorp Acquisition (Wheaton) Ltd.

Commercial List File No: 05-CL-5805

ONTARIO SUPERIOR COURT OF JUSTICE — COMMERCIAL LIST Proceeding commenced at Toronto
NOTICE OF APPLICATION
Davies Ward Phillips & Vineberg LLP 44th Floor, 1 First Canadian Place Toronto Canada M5X 1B1
James Doris (LSUC #33236P)
Tel: 416.367.6919 Fax: 416.863.0871
Solicitors for the Applicant, Wheaton River Minerals Ltd.

SCHEDULE F

SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

185.(1)Rights of dissenting shareholders — Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

  (a)
  amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

  (b)
  amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

  (c)
  amalgamate with another corporation under sections 175 and 176;

  (d)
  be continued under the laws of another jurisdiction under section 181; or

  (e)
  sell, lease or exchange all or substantially all its property under subsection 184(3), a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2)
Idem — If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)
clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)
subsection 170(5) or (6).

(3)
Exception — A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)
amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)
deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4)
Shareholder's right to be paid fair value — In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5)
No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6)
Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7)
Idem — The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8)
Notice of adoption of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9)
Idem — A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10)
Demand for payment of fair value — A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)
the shareholder's name and address;

(b)
the number and class of shares in respect of which the shareholder dissents; and

(c)
a demand for payment of the fair value of such shares.

(11)
Certificates to be sent in — Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12)
Idem — A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13)
Endorsement on certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14)
Rights of dissenting shareholder — On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)
the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)
the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)
the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholders rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15)
Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)
a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)
if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16)
Idem — Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17)
Idem — Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18)
Application to court to fix fair value — Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19)
Idem — If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20)
Idem — A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21)
Costs — If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22)
Notice to shareholders — Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)
has sent to the corporation the notice referred to in subsection (10); and

(b)
has not accepted an offer made by the corporation under subsection (15), if such an offer was made, of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before E-2 termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23)
Parties joined — All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24)
Idem — Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25)
Appraisers — The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26)
Final order — The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

(27)
Interest — The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28)
Where corporation unable to pay — Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that [it][sic] is unable lawfully to pay dissenting shareholders for their shares.

(29)
Idem — Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving notice under subsection (28), may,

(a)
withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

  (b)
  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30)
Idem — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)
the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)
the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31)
Court order — Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32)
Commission may appear — The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

SCHEDULE G

MERRILL LYNCH FAIRNESS OPINION

February 7, 2005

Special Committee of the Board of Directors
Wheaton River Minerals Ltd.
Waterfront Centre
Suite 1560
200 Burrard Street
Vancouver, B.C. V6C 3L6

Members of the Special Committee of the Board:

        Wheaton River Minerals Ltd. (the "Company") and Goldcorp Inc. ("Goldcorp") have entered into an Acquisition Agreement (the "Agreement") pursuant to which Goldcorp has made an offer to acquire all of the Common Shares (the "Company Common Shares") of the Company (the "Business Combination"). Pursuant to the Business Combination, the proposed exchange ratio (the "Exchange Ratio") for each Company Common Share is 0.250 Goldcorp Common Shares. Pursuant to the Agreement, if the Minimum Tender Condition (as defined in the Agreement) is satisfied, Goldcorp will proceed with a Compulsory Acquisition Transaction (as defined in the Agreement) or a Subsequent Acquisition Transaction (as defined in the Agreement) to acquire all of the Company Common Shares that are not acquired by Goldcorp under its offer to acquire the Company Common Shares. Furthermore, the Company has consented to the payment of a US$0.50 per share cash dividend to holders of Goldcorp Common Shares upon the successful completion of the Business Combination (the "Dividend"). The Dividend will not be received by Company shareholders that tender their Company Common Shares pursuant to the Business Combination.

        You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the holders of the Company Common Shares.

        In arriving at the opinion set forth below, we have, among other things:

  (1)
  reviewed certain publicly available business and financial information relating to the Company and Goldcorp that we deemed to be relevant;

  (2)
  reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and Goldcorp, as well as information provided to us by the Company and Goldcorp, regarding the amount and timing of the cost savings and synergies expected to result from the Business Combination (the "Expected Synergies");

  (3)
  conducted discussions with members of senior management and representatives of the Company and Goldcorp concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Business Combination and the Expected Synergies;

  (4)
  reviewed historical metal commodity prices and foreign exchange rates and considered the impact of various commodity pricing and foreign exchange rate assumptions on the respective businesses, prospects and financial forecasts of the Company and Goldcorp;

  (5)
  reviewed the market prices and valuation multiples for the Company Common Shares and Goldcorp Common Shares and compared such prices and multiples with those of certain publicly traded companies that we deemed to be relevant;

  (6)
  reviewed the results of operations of the Company and Goldcorp and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (7)
  reviewed the operating and financial forecasts and price targets of research analysts that provide coverage of the Company and Goldcorp;

  (8)
  compared the proposed terms of the Business Combination with the terms of certain other transactions that we deemed to be relevant;

  (9)
  participated in certain due diligence discussions among representatives of the Company and Goldcorp and their financial and legal advisors;

  (10)
  reviewed the potential pro forma impact of the Business Combination;

  (11)
  reviewed the relative contributions of the Company and Goldcorp to the combined entity on various metrics, including revenues, earnings before interest, depreciation and amortization, earnings and cash flow;

  (12)
  reviewed the Agreement dated December 23, 2004; and

  (13)
  reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

        In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or Goldcorp or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company or Goldcorp under any state, provincial or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or Goldcorp or their respective subsidiaries. With respect to the financial forecast information furnished to or discussed with us by the Company or Goldcorp, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's and/or Goldcorp's management as to the expected future financial performance of the Company and/or Goldcorp, as the case may be. We have further assumed that the Business Combination will be accounted for as a purchase under Canadian generally accepted accounting principles and that Goldcorp is deemed to be the acquiring entity for accounting purposes. We have assumed that the Business Combination will be completed and that all of the Company Common Shares will be acquired by Goldcorp pursuant to the Business Combination and a Compulsory Acquisition Transaction or a Subsequent Acquisition Transaction. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

        Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for, or in connection with, the Business Combination, no restrictions will be imposed that will have a material adverse effect on the contemplated benefits of the Business Combination.

        In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

        We are acting as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Business Combination and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and Goldcorp and/or their respective affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services.

In addition, in the ordinary course of our business, we may actively trade the Company Common Shares and other securities of the Company, as well as the Goldcorp Common Shares and other securities of Goldcorp, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of both the Special Committee of the Board and the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Business Combination and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Common Shares pursuant to the proposed Business Combination. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Common Shares. In addition, our opinion does not address the tax consequences of the Business Combination to the holders of the Company Common Shares.

        We are not expressing any opinion herein as to the prices at which the Company Common Shares or the Goldcorp Common Shares will trade following the announcement or consummation of the Business Combination.

        On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of the Company Common Shares.

                    Very truly yours,
                    (Signed) MERRILL LYNCH, PIERCE, FENNER & SMITH
                    INCORPORATED

LETTER OF TRANSMITTAL
WITH RESPECT TO THE COMMON SHARES OF
WHEATON RIVER MINERALS LTD.

        This Letter of Transmittal is for use by holders ("Shareholders") of common shares (the "Common Shares") of Wheaton River Minerals Ltd. ("Wheaton") in connection with the proposed arrangement (the "Arrangement") involving Wheaton, its shareholders, Goldcorp Inc. ("Goldcorp") and Goldcorp Acquisition (Wheaton) Ltd. ("Goldcorp Subco"), that is being submitted for approval at the special meeting of Shareholders scheduled to be held on April 12, 2005 (the "Meeting"). Shareholders are referred to the Notice of Special Meeting of Shareholders of Wheaton and Management Information Circular (the "Circular") dated March 15, 2005 that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Circular have the meaning set out in the Circular.

KINGSDALE SHAREHOLDER SERVICES INC. (THE "DEPOSITARY")
(SEE BELOW FOR ADDRESS AND TELEPHONE NUMBER)
OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL
BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

        This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for Common Shares deposited for exchange pursuant to the Arrangement.

        The Effective Date of the Arrangement is anticipated to be prior to the end of April 2005. On the Effective Date, Shareholders (other than Dissenting Shareholders) will be entitled to receive in exchange for each Common Share, 0.25 of a Goldcorp common share ("Goldcorp Share").

        In order for Shareholders to receive certificates representing the 0.25 of a Goldcorp Share for each of their Common Shares, Shareholders are required to deposit the certificates representing the Common Shares held by them with the Depositary.

        Please read carefully the Circular and the instructions set out below before completing this Letter of Transmittal.

TO:	WHEATON RIVER MINERALS LTD.
AND TO:	GOLDCORP INC.
AND TO:	GOLDCORP ACQUISITION (WHEATON) LTD.
AND TO:	THE DEPOSITARY, at its office set out below.

        In connection with the Arrangement being considered for approval at the Meeting, the undersigned hereby surrenders to you the enclosed certificate(s) representing Common Shares, details of which are as follows: (Please print or type.)

Certificate Number(s)	Name in which Registered	Number of Common Shares

        The undersigned hereby transmits herewith the certificate(s) described above for cancellation upon the Arrangement becoming effective.

        NOTE: If the space provided above is insufficient, details may be listed on a separate schedule to this Letter of Transmittal.

        It is understood that, upon receipt of this Letter of Transmittal and of the certificate(s) representing the Common Shares deposited herewith and following the Effective Date of the Arrangement, the Depositary will send to the undersigned a certificate(s) representing the Goldcorp Shares to which the undersigned is entitled pursuant to the Arrangement (the "Goldcorp Certificate") or hold the Goldcorp Certificate for pick-up in accordance with the instructions set out below.

        The undersigned holder of Common Shares represents and warrants that (i) the undersigned is the owner of the Common Shares being deposited, (ii) such shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims, (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Common Shares, (iv) the Common Shares being deposited by the undersigned have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Common Shares to any other person, (v) the surrender of the undersigned's Common Shares complies with applicable laws, and (vi) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting, the undersigned will not, prior to such time, transfer or permit to be transferred any of such deposited Common Shares. These representations and warranties shall survive the completion of the Arrangement.

        The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred to the undersigned at any time with respect to the Common Shares being deposited and except with respect to the proxy deposited with respect to the Meeting. No subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the deposited Common Shares.

        Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

        The undersigned instructs the Depositary to mail the the Goldcorp Certificate in exchange for the enclosed certificate(s) representing Common Shares promptly after the Effective Date, by first-class insured mail, postage prepaid, to the undersigned, or to hold the Goldcorp Certificate for pick-up, in accordance with the instructions given below. Should the Arrangement not be completed, the enclosed certificate(s) representing Common Shares and all other ancillary documents shall be returned to the undersigned in accordance with the instructions given in Box C below.

        By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En raison de l'utilisation d'une version anglaise de la présente lettre envoi, le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l'arrangement, telle qu'il est accepté au moyen de cette lettre envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

        If the Arrangement is not proceeded with, the enclosed certificate(s) representing Common Shares will be returned forthwith to the undersigned at the address set out below in Box C or, failing such address being specified, to the undersigned at the last address of the undersigned as it appear on the securities register of Wheaton.

2

BOX A DELIVERY INSTRUCTIONS
☐

ISSUE THE GOLDCORP CERTIFICATE in the name of the undersigned and SEND THE GOLDCORP CERTIFICATE to the address of the undersigned as it appears on the Wheaton register of Shareholders or to the following address:
(please print or type)
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone — Business Hours)
(Taxpayer Identification, Social Insurance or Social Security Number)

BOX B PICK-UP INSTRUCTIONS
☐
HOLD THE GOLDCORP CERTIFICATE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY, THE EXCHANGE TOWER, 130 KING STREET WEST, SUITE 2950, TORONTO, ON M5X 1C7.

BOX C — DELIVERY INSTRUCTIONS (in the event that the Arrangement is not completed)
(See Instruction 8)
☐ Mail certificate(s) to (please fill in address for mailing):

☐ Hold certificate(s) for pick-up at the office of the Depositary listed in Box B.

3

Signature guaranteed by (if required under Instructions 3):

Dated: , 2005
Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (See Instruction 4)
Name of Guarantor (please print or type)	Name of Shareholder (please print or type)
Address of Guarantor (please print or type)	Taxpayer Identification, Social Insurance Number or Social Security of Shareholder (please print or type)
Name of Authorized Representative, if applicable (please print or type)
Daytime telephone number of Shareholder or Authorized Representative
Daytime facsimile number of Shareholder or Authorized Representative

4

INSTRUCTIONS

1.     Use of Letter of Transmittal

  (a)
  It is recommended that this Letter of Transmittal (or manually signed facsimile thereof) together with accompanying certificate(s) representing Common Shares be received by the Depositary at the office specified below before 5:00 p.m. (Toronto time) on April 8, 2005.

  (b)
  The method used to deliver this Letter of Transmittal and any accompanying certificates representing Common Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received. Wheaton recommends that the necessary documentation be hand delivered to the Depositary at the address specified below, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended. Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those Common Shares.

2.     Signatures

  This Letter of Transmittal must be filled in, dated and signed by the holder of the Common Shares or by such holder's duly authorized representative (in accordance with Instruction 5).

  (a)
  If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

  (b)
  If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if the Goldcorp Certificate is to be issued to a person other than the registered owners:

  (i)
  such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

  (ii)
  the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

3.     Guarantee of Signatures

  If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Common Shares or if the Goldcorp Certificate is to be sent to a person other than the registered owner(s) of the Common Shares, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

  An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

4.     Fiduciaries, Representatives and Authorizations

  Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Any of Wheaton, Goldcorp, Goldcorp Subco or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5

5.     Payment and Delivery Instructions

  In all cases, either Box "A" or Box "B" should be completed and "Box C" entitled "Delivery Instructions" should be completed. If those boxes are not completed, the Goldcorp Certificate or the certificate(s) representing Common Shares (if the Arrangement is not completed) will be mailed to the depositing shareholder at the address of the Shareholder as it appears on the securities register of Wheaton.

6.     Miscellaneous

  (a)
  If the space on this Letter of Transmittal is insufficient to list all certificates for Common Shares, additional certificate numbers and numbers of shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If Common Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent deposits of certificates representing Common Shares will be accepted.

  (d)
  Additional copies of this Letter of Transmittal may be obtained from the Depositary at the office specified below.

  (e)
  It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular.

  (f)
  Goldcorp, Goldcorp Subco and Wheaton reserve the right, if they so elect, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by them.

  (g)
  This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.     Lost Certificates

  If a Common Share Certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary and/or the registrar and transfer agent for the Common Shares will respond with the replacement requirements.

8.     Return of Certificates

  If the Arrangement does not proceed for any reason, any certificate(s) for Common Shares received by the Depositary will be returned to you forthwith.

6

The Depositary is:

KINGSDALE SHAREHOLDER SERVICES INC.

By Mail	By Hand or by Courier

The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1C7

North American Toll Free Phone: 1-866-749-5464
Fax: 416-867-2271
Toll Free Fax: 1-866-545-5580
Banks and Brokers Call Collect: 416-867-2335
E-mail: info@kingsdalecapital.com

Any question and requests for assistance may be directed by Shareholders to the Depositary at the telephone number and location set out above.

FORM OF PROXY (Registered Shareholders)

FOR USE AT THE SPECIAL MEETING OF SHAREHOLDERS OF WHEATON RIVER MINERALS LTD. SCHEDULED TO BE HELD ON TUESDAY, APRIL 12, 2005

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT AND DIRECTORS OF WHEATON RIVER MINERALS LTD. ("Wheaton" or the "Corporation"), for use at the Special Meeting of Shareholders of Wheaton scheduled to be held on Tuesday, April 12, 2005, at 9:00 a.m. (Toronto time) at the offices of Davies Ward Phillips & Vineberg LLP, 1 First Canadian Place, Suite 4400, Toronto, Ontario (the "Meeting"), and any adjournment(s) or postponement(s) thereof.

THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR ITEM 1 BELOW

The undersigned shareholder(s) of Wheaton hereby appoint(s), Paul M. Stein, Secretary, or failing him Vincent A. Mercier, or in the place of the foregoing,                                                                                        as the nominee and proxy on behalf of the undersigned, with full power of substitution to attend, act for and on behalf of and vote all of the common shares of the Corporation owned or held by the undersigned at the Meeting and any adjournment(s) or postponement(s) thereof.

The undersigned specifies that all of the common shares of the Corporation owned or held by the undersigned and represented by this form of proxy in respect of the resolution described below shall be voted as follows:

1.
	A resolution approving the arrangement involving Wheaton, its shareholders, Goldcorp Inc. and Goldcorp Acquisition (Wheaton) Ltd. pursuant to section 182 of the Business Corporations Act (Ontario) in the form of resolution attached as Schedule A to the accompanying management information circular of Wheaton dated March 15, 2005.	FOR ☐	AGAINST ☐

If any amendments or variations to matters identified in the notice of the Meeting are proposed at the Meeting or any adjournment thereof is proposed or if any other matter properly comes before the Meeting or any adjournment(s) or postponement(s) thereof, this proxy confers discretionary authority upon the person named herein to vote on such amendments or variations or such adjournment or such other matters according to the judgment of the person voting the proxy at the Meeting. If no voting preferences are indicated above, the common shares of the Corporation represented by this proxy shall be voted FOR the resolution identified above.

Authorized Signature(s) — This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above.

DATED this day of , 2005.	Signature of Shareholder (and title if applicable):
Name of Shareholder (Please Print):
Number of shares represented by this proxy:
Phone number:
If this proxy is not dated, it will be deemed to bear the date on which it was mailed by Wheaton.

PLEASE SEE INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.
This form of proxy must be signed and dated by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, this form of proxy must be executed by an officer or attorney thereof properly authorized.

2.
A shareholder has the right to appoint a person or company (who need not be a shareholder) other than the persons designated herein to attend and act for such shareholder and on such shareholder's behalf at the Meeting. Such right must be exercised by striking out the names of the persons designated herein and inserting in the blank space provided for that purpose the name of the desired person or company or by completing another form of proxy and, in either case, delivering the completed and executed proxy by fax as indicated below or mailing it in the enclosed prepaid envelope.

3.
The common shares of the Corporation represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and where a choice is specified, the shares shall be voted accordingly. Where no choice is specified for the matter referred to in item 1 herein, such common shares will be VOTED FOR the resolution identified in item 1 above.

4.
Proxies to be used at the Meeting must be received by CIBC Mellon Trust Company, 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia V6E 3X1, by no later than 5:00 p.m. (Toronto time) on Friday, April 8, 2005, being the second business day preceding the date of the Meeting, or if the Meeting is adjourned or postponed, not later than 5:00 p.m. (Toronto time) on the second day (excluding Saturdays, Sundays and holidays) preceding the date of such adjourned or postponed meeting.

5.
Please sign, date and return your proxy today (i) by fax (at the number specified below) or (ii) by mail to the address specified in the enclosed envelope.

PLEASE ENSURE THAT YOU SIGN AND DATE THE PROXY.

Please return this proxy, in the envelope provided for that purpose, to Wheaton's registrar and transfer agent:

CIBC Mellon Trust Company
Attention: Proxy Department
1066 West Hastings Street, Suite 1600
Vancouver, British Columbia, V6E 3X1
Fax No.: (416) 368-2502

IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE IN VOTING YOUR PROXY, PLEASE CONTACT:

North America Toll-Free Phone: 1-866-749-5464
E-mail: info@kingsdalecapital.com

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TABLE OF CONTENTS
WHEATON RIVER MINERALS LTD. NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
NOTICE TO UNITED STATES SHAREHOLDERS
CURRENCY AND FINANCIAL INFORMATION
FORWARD-LOOKING STATEMENTS
INFORMATION CONCERNING GOLDCORP
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
MANAGEMENT INFORMATION CIRCULAR
BACKGROUND TO AND REASONS FOR THE ARRANGEMENT
RECOMMENDATION OF THE BOARD OF DIRECTORS
THE ARRANGEMENT
PLANS FOR WHEATON FOLLOWING THE ARRANGEMENT
GOLDCORP
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
OWNERSHIP OF SECURITIES OF WHEATON
PRINCIPAL HOLDERS OF COMMON SHARES
INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS
RULE 61-501 AND POLICY Q-27
GENERAL PROXY INFORMATION
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
Table of Indebtedness of Directors and Executive Officers
STATEMENT OF EXECUTIVE COMPENSATION
Summary Compensation Table(1)
Aggregated Option Exercises During 2004 and Year-End Option Values
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
PERFORMANCE GRAPH
AUDITORS, REGISTRAR AND TRANSFER AGENT
PRICE RANGES AND TRADING VOLUMES
PREVIOUS PURCHASES AND SALES OF SECURITIES
DIVIDEND POLICY
DOCUMENTS INCORPORATED BY REFERENCE
DOCUMENTS RELATING TO THE GOLDCORP OFFER
AVAILABILITY OF DOCUMENTS INCORPORATED BY REFERENCE OR RELATING TO THE GOLDCORP OFFER
NO MATERIAL CHANGES
ADDITIONAL INFORMATION
LEGAL MATTERS
CONSENT OF DELOITTE & TOUCHE LLP
CONSENT OF KPMG LLP
DIRECTORS' APPROVAL
APPENDIX "A" GLOSSARY
SCHEDULE A ARRANGEMENT RESOLUTION
SCHEDULE B ARRANGEMENT AGREEMENT
ARTICLE 1 INTERPRETATION
ARTICLE 2 THE TRANSACTION
ARTICLE 3 REPRESENTATIONS AND WARRANTIES
ARTICLE 4 COVENANTS
ARTICLE 5 SURVIVAL OF REPRESENTATIONS AND WARRANTIES
ARTICLE 6 CONDITIONS
ARTICLE 7 TERMINATION
ARTICLE 8 GENERAL
EXHIBIT A
PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)
ARTICLE 1 INTERPRETATION
ARTICLE 2 THE ARRANGEMENT
ARTICLE 3 DISSENT RIGHTS
ARTICLE 4 CERTIFICATES
ARTICLE 5 AMENDMENT
Schedule A Rights, Privileges, Restrictions and Conditions of Common Shares of Amalgamated Wheaton
SCHEDULE C PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF GOLDCORP
GOLDCORP INC. PRO FORMA CONSOLIDATED BALANCE SHEET As at December 31, 2004 (Unaudited) (Expressed in thousands of United States Dollars)
GOLDCORP INC. PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS Year ended December 31, 2004 (Unaudited) (Expressed in thousands of United States Dollars, except share and per share amounts)
GOLDCORP INC. NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts in thousands of United States dollars, except earnings per share amounts) Year ended December 31, 2004 (Unaudited)
SCHEDULE D INTERIM ORDER
ONTARIO SUPERIOR COURT OF JUSTICE Commercial List
ORDER
SCHEDULE E NOTICE OF APPLICATION FOR FINAL ORDER
ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)
NOTICE OF APPLICATION
APPLICATION
SCHEDULE F SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)
SCHEDULE G MERRILL LYNCH FAIRNESS OPINION
KINGSDALE SHAREHOLDER SERVICES INC. (THE "DEPOSITARY") (SEE BELOW FOR ADDRESS AND TELEPHONE NUMBER) OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL
INSTRUCTIONS